Exhibit 99.2

EQUITY PURCHASE AGREEMENT

dated as of

October 11, 2022

among

WATT NEW AGGREGATOR L.P.,

BROOKFIELD WEC AGGREGATOR LP,

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.,

WATT AGGREGATOR L.P.,

SOLELY WITH RESPECT TO THE SECTIONS SPECIFIED IN THE PREAMBLE

CAMECO CORPORATION,

SOLELY WITH RESPECT TO THE SECTIONS SPECIFIED IN THE PREAMBLE

and

BROOKFIELD BUSINESS PARTNERS L.P.,

SOLELY WITH RESPECT TO THE SECTIONS SPECIFIED IN THE PREAMBLE

i

ii

iii

EQUITY PURCHASE AGREEMENT

EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of October 11, 2022, among Watt New Aggregator L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands (“Buyer”), Brookfield WEC Aggregator LP, an exempted limited partnership formed and registered under the laws of the Cayman Islands (“WEC Aggregator”), Brookfield Capital Partners (Bermuda) Ltd., an exempted company limited by shares incorporated under the laws of Bermuda (“Brookfield Bermuda,” and each of WEC Aggregator and Brookfield Bermuda, a “Seller” and collectively, “Sellers”), Watt Aggregator L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands (“BEP Investor”) and Cameco Corporation, a corporation incorporated under the laws of Canada (“Cameco”), each of BEP Investor and Cameco, in each case, solely with respect to Section 6.01, Section 6.02, Section 6.03, Section 6.04, Section 6.05, Section 7.02, Section 7.03, Section 7.07, Section 7.13(f), Section 7.13(g), and Article 10, and Brookfield Business Partners L.P., a Bermuda exempted limited partnership (“BBU”), solely with respect to Section 5.01(b), Section 5.02, Section 5.03, Section 5.04, Section 7.07, Section 7.15 and Article 10.

W I T N E S S E T H :

WHEREAS, Sellers are the record and beneficial owners of 100% of the Equity Interests (the “Purchased Interests”) of Brookfield WEC Holdings Sub-Aggregator LP (“Sub-Aggregator”);

WHEREAS, Sub-Aggregator is the record and beneficial owner of 100% of the Equity Interests of each of Brookfield WEC Holdings Inc., a Delaware corporation (“WEC Holdings”) and Brookfield WEC EMEA Holdings, Ltd., a private limited company formed and registered under the laws of England and Wales (“WEC EMEA,” and such Equity Interests collectively, the “Company Interests”);

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, the Purchased Interests, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, concurrently with the execution of this Agreement, Buyer has delivered to Sellers an executed commitment letter from Cameco, Brookfield Global Transition Fund-A, L.P., Brookfield Global Transition Fund-B, L.P., Brookfield Global Transition-C, L.P. and Brookfield Global Transition Fund (ER) SCSp (in such capacity, the “Equity Investors”), dated as of the date hereof (“Equity Commitment Letter,” and the commitments thereunder the “Equity Financing Commitments”), to provide, subject to the terms and conditions therein, including with respect to the pro rata nature of each Equity Investor’s obligations, cash in the aggregate amount set forth therein (such commitments, the “Equity Financing”), and which includes, as an inducement to and condition of each Seller’s willingness to enter into this Agreement, a guarantee of the Equity Investors in favor of Sellers with respect to the performance by Buyer of certain of its obligations hereunder, subject to the terms and conditions therein, including with respect to the pro rata nature of each Equity Investor’s obligations; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to and condition of the willingness of Buyer, BEP Investor and Cameco to enter into this Agreement, Buyer and certain BBU Unitholders (as defined below) named therein are entering into Voting Agreements (the “Voting Agreements”) pursuant to which, among other things, such BBU Unitholders have agreed, subject to the terms and conditions set forth in such Voting Agreements, to vote or cause to be voted the BBU Units (as defined below) beneficially owned by such BBU Unitholders in favor of the Transaction Resolution (as defined below);

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. In this Agreement, the following terms shall have the following meanings:

“2022 Credit Agreement” has the meaning set forth in the definition of “Credit Agreement.”

“ABL Credit Agreement” has the meaning set forth in the definition of “Credit Agreement.”

“Accounting Methodology” means (a) the accounting policies set out on Section 1.01(a) of the Company Disclosure Schedule, (b) to the extent not inconsistent with clause (a), the accounting principles, methods and practices utilized in preparing the Balance Sheet and related statement of income applied on a consistent basis with the Balance Sheet, using consistent estimation methodologies and judgments and with consistent classifications used in the Balance Sheet and related statement of income and (c) to the extent such principles, methods and practices are not specified in the Balance Sheet and related statements of income, and solely to the extent not inconsistent with clause (a) or (b), then GAAP.

“Accrued Taxes” means, without duplication, the amount (which shall not be less than zero) of (a) any unpaid income Taxes of the Company Entities with respect to any Pre-Closing Tax Period (or portion thereof), which amount (i) shall include any income Taxes with respect to any Pre-Closing Tax Period the payment of which has been deferred to a tax period (or portion thereof) ending after the Closing Date (which, for the avoidance of doubt, shall not include any Designated Deferred Taxes), (ii) shall be determined in a manner consistent with (A) such Person’s preparation and filing of Tax Returns prior to the Closing to the fullest extent permitted under Applicable Law and (B) Applicable Law, and (iii) shall be calculated in accordance with Section 7.09(f), and (b) Sellers’ portion of the Transfer Taxes for which they are responsible pursuant to Section 7.09(a)(ii). Accrued Taxes shall not include any income Taxes attributable to any actions outside of the Ordinary Course taken by any of Buyer, Buyer’s Affiliates or the Company Entities after the Closing (including, for the avoidance of doubt, any such actions taken after the Closing but before the end of the Closing Date) and, for the avoidance of doubt, any Taxes of Buyer or any of its Affiliates.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide offer or proposal from any Person or group of Persons (other than Buyer or its Affiliates or their respective Representatives) from and after the date of this Agreement, whether written or oral, relating to: (a) any sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition), direct or indirect, through one or more related transactions, of assets of the Company Entities that, in the aggregate, represent 25% or more of the consolidated assets or contribute to 25% or more of the consolidated annual revenue of Sub-Aggregator or (b)(i) any sale or disposition, direct or indirect, through one or more related transactions, of Equity Interests (or rights or interests in such Equity Interests) of any Company Entity or (ii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction or series of related transactions involving any Company Entity.

“Action” means any action, suit, proceeding, investigation or arbitration, in each case before or by any Governmental Authority, arbitrator or mediator.

“Actual Fraud” means a claim for Delaware common law fraud in the making of a representation brought in respect of a representation or warranty made in Article 4, Article 5 or Article 6. For the avoidance of doubt, “Actual Fraud” does not include any claim for equitable fraud, promissory fraud or unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“Actual Knowledge of Sellers” means the actual knowledge, without inquiry, of the persons set forth in Section 1.01(b) of the Company Disclosure Schedule.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding the foregoing, (a) Affiliates of BEP Investor shall exclude (i) Cameco and its Affiliates and (ii) Brookfield and its controlled Affiliates (other than BEP and its controlled Affiliates), (b) Affiliates of Cameco shall exclude Brookfield and its controlled Affiliates and (c) Affiliates of Sellers and the Company Entities shall exclude (i) Cameco and its Affiliates, BEP and its controlled Affiliates, including BEP Investor and (ii) any portfolio companies of funds managed by entities affiliated with Brookfield (other than Sellers and the Company Entities).

“Agreement” has the meaning set forth in the preamble.

“Agreement State” means any state that has entered into an agreement with the NRC pursuant to Section 274 of the Atomic Energy Act of 1954, as amended, to exercise regulatory authority over Nuclear Materials with respect to the business of the Company Entities.

“Allocation Schedule” has the meaning set forth in Section 7.09(j).

“Alternative Structure” has the meaning set forth in Section 7.03(m).

“Anti-Corruption Laws” has the meaning set forth in Section 4.25(a).

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all applicable foreign antitrust or competition laws and all other Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, activity, agreement or arrangement, all applicable laws, rules, rulings, regulations, directives, standards, codes, statutes and ordinances, whether transnational, domestic or foreign, federal, state or local, as well as any applicable rules, regulations, ordinances, directives, statutes, treaties, conventions and other agreements between states, or between states and other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, including binding administrative and judicial interpretations of any of the foregoing, and any binding judgment, order, decree or ruling of any Governmental Authority having jurisdiction with respect to such Person, activity, agreement or arrangement.

“Approved Acquisition Amount” means the aggregate cash purchase price paid, and reasonable out-of-pocket cash expenses incurred (excluding any advisory, support or other fees payable to any Seller or any of their respective Affiliates), during the Pre-Closing Period but prior to the Measurement Time, by Sellers or the Company Entities, in connection with any M&A Transaction that is consummated by the Company Entities during the Pre-Closing Period and that either (a) requires Buyer’s written consent pursuant to Section 7.01(b) and is expressly consented to by Buyer in writing pursuant to Section 7.01(b), or (b) is disclosed on Section 1.01(c) of the Company Disclosure Schedule.

“Balance Sheet” has the meaning set forth in Section 4.09(a).

“Balance Sheet Date” means December 31, 2021.

“BBU” has the meaning set forth in the preamble.

“BBU Board” means the board of directors of BBU GP.

“BBU Committee” means the Governance and Nominating Committee of the BBU Board.

“BBU GP” means Brookfield Business Partners Limited, a limited company formed and registered under the laws of Bermuda, the general partner of BBU.

“BBU Minority Approval” means the approval of the Transaction Resolution by a majority of the votes cast by holders of outstanding BBU Units represented in person or by proxy at the BBU Unitholder Meeting, excluding for this purpose votes attached to BBU Units held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101.

“BBU Unitholder Meeting” means the meeting of BBU Unitholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining BBU Minority Approval.

“BBU Unitholders” means the holders of BBU Units.

“BBU Units” means limited partnership units of Brookfield Business Partners L.P.

“BBUC” means Brookfield Business Corporation.

“Beneficial Ownership” has the meaning ascribed to such term under Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934.

“BEP” means Brookfield Renewable Partners L.P.

“BEP Investor” has the meaning set forth in the preamble.

“Board Recommendation” has the meaning set forth in Section 7.15(b).

“Brookfield” means Brookfield Asset Management, Inc., an Ontario corporation.

“Brookfield Bermuda” has the meaning set forth in the preamble.

“Business Day” means any day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Buyer” has the meaning set forth in the preamble.

“Buyer Confidential Information” means any and all (a) information of or relating to Buyer, Cameco or any of their respective Affiliates disclosed by or on behalf of Buyer or Cameco to Sellers or any of their respective Representatives or Affiliates in connection with this Agreement and the transactions contemplated hereby, (b) information of or relating to the Company Entities, and (c) memoranda, notes, analyses, compilations, studies and other materials prepared by or for Sellers or any of their respective Representatives or Affiliates, in each case, to the extent containing or reflecting the information in the preceding clauses (a) or (b); provided, that, “Buyer Confidential Information” shall not include information that: (i) is or becomes generally available to the public or otherwise is in or becomes part of the public domain, in each case, without violation of Section 7.12 of this Agreement by any Seller or any of its Representatives or Affiliates; (ii) is lawfully acquired by a Seller or any of its Representatives or Affiliates after the Closing from any Person (other than Buyer, BEP Investor, Cameco or any of their respective Affiliates (including the Company Entities) or Representatives) not known by such Seller or any of its Representatives or Affiliates to be subject to an obligation of confidentiality to Buyer, BEP Investor, Cameco or any of their respective Affiliates (including the Company Entities) with respect to such information; (iii) is independently discovered or developed by a Seller or any of its Representatives or Affiliates after the Closing without reference to, reliance upon or use of any of the items described in the preceding clauses (a), (b) or (c) or (iv) is retained in the unaided memories of Persons who have had access to the Buyer Confidential Information.

“Buyer Designation” has the meaning set forth in Section 2.01(b).

“Buyer Disclosure Schedule” means the disclosure schedule with respect to this Agreement delivered by Buyer to Sellers on the date hereof.

“Buyer Documents” means the Contracts or other documents set forth on Section 1.01 of the Buyer Disclosure Schedule.

“Buyer Non-Recourse Parties” has the meaning set forth in Section 10.01(c).

“Buyer Plans” has the meaning set forth in Section 7.14(a).

“Buyer Released Parties” has the meaning set forth in Section 10.01(d).

“Buyer Releasing Parties” has the meaning set forth in Section 10.01(d).

“Cameco” has the meaning set forth in the preamble.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. No. 116-136, 131 Stat. 281, as amended.

“Cash” means an amount (whether positive or negative) equal to the aggregate amount of cash and cash equivalents convertible to cash within 90 days, including cash in banks and other cash equivalent instruments (whether in hand or credited to any account with any banking, financial or similar institution), in each case, including any accrued interest thereon, of the Sub-Aggregator Consolidated Entities. For the avoidance of doubt, Cash (a) shall not include Restricted Cash, (b) shall be calculated net of all checks written by the Sub-Aggregator Consolidated Entities, but not cleared, and (c) shall be calculated to include (i) the amount of any cash and checks previously received by the Sub-Aggregator Consolidated Entities or their respective banks, whether or not cleared, and deposits in transit and (ii) any bank acceptances received from customers. For Cash held in non-U.S. dollars, the amount of such Cash will be determined by using the Exchange Rates to denominate the value of such Cash in U.S. dollars.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means that any of the following shall have occurred: (a) CFIUS has issued a written notice to the CFIUS Parties that the transactions contemplated hereby do not constitute a “covered transaction” under the DPA; (b) the CFIUS Parties have received written notice from CFIUS that there are no unresolved national security concerns and all action under the DPA is concluded with respect to the transactions contemplated hereby; (c) if CFIUS shall have sent a report to the President of the United States requesting the President’s decision under the DPA, either: (1) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitation on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken; or (2) the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the transactions contemplated hereby.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated hereby prepared by the CFIUS Parties and submitted to CFIUS in accordance with the requirements of the DPA.

“CFIUS Parties” has the meaning set forth in Section 7.03(g)(iii).

“CFIUS Turndown” means (a) the President of the United States has issued an order suspending or prohibiting the transactions contemplated hereby or (b) CFIUS has notified the CFIUS Parties, orally or in writing, that CFIUS intends to send a report to the President of the United States recommending that he act to suspend or prohibit the transactions contemplated hereby.

“Circular” means the notice of the BBU Unitholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, such management information circular, to be sent to the BBU Unitholders in connection with the BBU Unitholder Meeting;

“Closing” has the meaning set forth in Section 2.02.

“Closing Cash” means Cash as of the Measurement Time.

“Closing Date” means the date of the Closing.

“Closing Debt” means Indebtedness as of the Measurement Time; provided that Closing Debt shall (a) include any Indebtedness incurred between the Measurement Time and the Closing and (b) exclude any Indebtedness repaid or otherwise retired between the Measurement Time and the Closing.

“Closing Statement” has the meaning set forth in Section 3.02(a).

“Closing Transaction Expenses” means Company Transaction Expenses that are unpaid as of the Measurement Time.

“Closing Working Capital” means Net Working Capital as of the Measurement Time.

“Code” means the Internal Revenue Code of 1986.

“Combined Nuclear Pension Plan” means the occupational pension scheme known as the Combined Nuclear Pension Plan, governed by the third definitive trust deed and rules dated March 28, 2012.

“Combined Nuclear Pension Plan Transfers” means the transfers of all assets and liabilities in respect of Company Entity sections of (or otherwise attributable to Company Entities in) the Combined Nuclear Pension Plan to the Westinghouse Electric UK Pension Plan and to the Aegon Master Trust.

“Company Disclosure Schedule” means the disclosure schedule with respect to this Agreement delivered by Sellers to Buyer on the date hereof.

“Company Employee” means any individual who is employed by the Company Entities.

“Company Entities” means, collectively, Sub-Aggregator, WEC Holdings, WEC EMEA and each of their respective Subsidiaries, but excluding (a) the T&D Subsidiaries and (b) for the avoidance of doubt, any Material Joint Ventures and Other Joint Ventures.

“Company Entities Interests” has the meaning set forth in Section 4.02(a).

“Company Intellectual Property Rights” means all Company-Owned Intellectual Property Rights and any other Intellectual Property Rights licensed, used or otherwise practiced or exercised by any Company Entity.

“Company Interests” has the meaning set forth in the recitals.

“Company IT Systems” means all information technology systems or assets, computer systems or assets and communications systems or assets, including any computer hardware, servers, telecommunications equipment, software, databases, applications, and websites, owned, leased or otherwise used by any Company Entity.

“Company Name License Agreements” means, collectively, the Trademark and Trade Name License Agreement, by and between CBS Corporation and Westinghouse Electric Company LLC, effective March 22, 1999, and the Trademark and Trade Name License Agreement between Westinghouse Electric Corporation and Westinghouse Electric Company LLC, effective August 1, 2016, each as amended on or prior to the date hereof.

“Company-Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by any Company Entity, including all Company Registered IP.

“Company Products” means all (a) products, technologies and services (including software provided as a service, engineering, support and maintenance and other professional services) of the Company Entities, in each case, currently made commercially available or (b) products, technologies and software provided as a service of the Company Entities in respect of which any Company Entity currently provides engineering, support, maintenance or other professional services.

“Company Registered IP” means all Registered IP in which any Company Entity has any ownership interest.

“Company Service Provider” means any Company Employee or Independent Contractor.

“Company Source Code” has the meaning set forth in Section 4.18(e).

“Company Transaction Expenses” means, with respect to the Company Entities, without duplication, the aggregate amount of (a) all management or monitoring fees payable by the Company Entities to a Seller or any of its Affiliates (other than the Company Entities), (b) all fees and disbursements of attorneys, investment bankers, accountants and other professional advisors, which, in each case, have been incurred by the Company Entities in connection with the preparation, negotiation and execution of this Agreement, and the consummation of the transactions contemplated hereby and the sale of the Company Entities, including the implementation (if any) of the Alternative Structure, (c) any sale, transaction, change of control or similar bonuses or payments payable by a Company Entity to Company Service Providers at or following the Closing solely as a result of the consummation of the transactions contemplated by this Agreement and without further action by any of Buyer, Sellers, the Company Entities and their respective Affiliates, together with the employer’s portion of any employment, payroll, social security, unemployment and similar Taxes payable with respect to such payments, (d) all brokers and finders fees incurred by the Company Entities in connection with the transactions contemplated by this Agreement, (e) 50% of the Split Fees, and (f) all fees, costs and expenses incurred in connection with obtaining the D&O Policy in accordance with Section 7.11(b) (if any); provided, however, that no fees or expenses of Buyer and its Affiliates are included in “Company Transaction Expenses”; and provided further, that “Company Transaction Expenses” shall not include any amounts reflected in Divestiture Transaction Amount, Restricted Cash Shortfall, Closing Debt (including the ELTIP Amount or SMLTIP Amount) or Closing Working Capital.

“Confidentiality Agreement” means the Confidentiality Agreement between Westinghouse Electric Company LLC and Cameco dated as of May 30, 2022.

“Contaminants” has the meaning set forth in Section 4.18(f).

“Continuing Employee” has the meaning set forth in Section 7.14(a).

“Contracts” means any contracts, agreements, subcontracts, leases, subleases, licenses or sublicenses, purchase orders or other legally binding commitments or undertakings of any nature to which a Person is a party or by which such Person or any of its assets are bound or affected under Applicable Law (other than any Employee Benefit Plans).

“Copyrights” means copyrights and mask works (registered and unregistered), works of authorship and all other rights corresponding thereto, including moral and economic rights of authors.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Applicable Law directives, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act, or any other reasonable response to COVID-19 undertaken by any similarly situated industry participants, (b) the measures described in Section 1.01(d) of the Company Disclosure Schedule and (c) the reversal or discontinuation of any of the foregoing.

“Credit Agreement Amendment” has the meaning set forth in Section 7.03(m).

“Credit Agreement Default” means:

(a) any “Default” under, and as defined in, the First Lien Credit Agreement, the ABL Credit Agreement or the 2022 Credit Agreement, as applicable, of which Sellers have, as of such date of determination, (i) Actual Knowledge of Sellers or (ii) received written notice from the Administrative Agent (as defined in the applicable Credit Agreement referenced in this clause (a)), including any such “Default” resulting from (A) in the case of the First Lien Credit Agreement or the ABL Credit Agreement, as applicable, a breach of Section 6.10 of the First Lien Credit Agreement or Section 6.10 of the ABL Credit Agreement, as applicable, or (B) any failure to make any payment required under the First Lien Credit Agreement, the ABL Credit Agreement or the 2022 Credit Agreement, as applicable; or

(b) any “Event of Default” under, and as defined in, the First Lien Credit Agreement, the ABL Credit Agreement or the 2022 Credit Agreement, as applicable;

in each case, (I) that has occurred and is continuing on the relevant date of determination and (II) other than any such event or occurrence arising from the identity, ownership or governance of Buyer or its Affiliates.

“Credit Agreements” means (a) that certain First Lien Credit Agreement, dated as of August 1, 2018 (the “First Lien Credit Agreement”), by and among, inter alios, Sub-Aggregator, WEC Holdings, as borrower, the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands branch, as administrative agent, (b) that certain Revolving Credit Agreement, dated as of August 1, 2018 (the “ABL Credit Agreement”), by and among, inter alios, Sub-Aggregator, WEC Holdings, as borrower, the lenders from time to time party thereto and Bank of Montreal, as administrative agent, (c) that certain Credit Agreement, dated as of May 27, 2022 (the “2022 Credit Agreement”), by and among, inter alios, Sub-Aggregator, WEC Holdings, as borrower, the lenders from time to time party thereto and Bank of Montreal, as administrative agent and (d) that certain Credit Agreement, dated as of April 22, 2021, by and among, inter alios, Sub-Aggregator, WEC Holdings, as borrower, and Bank of Montreal, in each case, as in effect on the date hereof and as amended, restated, amended and restated, supplemented, otherwise modified, refinanced or replaced from time to time.

“Current Representation” has the meaning set forth in Section 7.08(a).

“D&O Indemnified Party” has the meaning set forth in Section 7.11(a).

“D&O Policy” has the meaning set forth in Section 7.11(b).

“DDTC” has the meaning set forth in Section 7.03(h).

“Debt Commitment Letter” has the meaning set forth in the definition of “Debt Financing Sources.”

“Debt Financing” has the meaning set forth in Section 7.13(f).

“Debt Financing Sources” means the collective reference to each lender and each other Person (including each agent and each arranger) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing and their respective Affiliates in connection with the transactions contemplated hereby, including any commitment letters (collectively, the “Debt Commitment Letter”), engagement letters, credit agreements, loan agreements or indentures relating thereto (and any joinders or amendments thereof), together with each Affiliate thereof and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of each such lender, other Person or Affiliate, and together with the permitted successors and assigns of any of the foregoing; provided that notwithstanding the foregoing, neither Buyer nor any of its Affiliates shall constitute a “Debt Financing Source”.

“Department of Energy” or “DOE” means the United States Department of Energy and any successor agency thereto.

“Designated Deferred Taxes” means, without duplication, any unpaid Taxes of the Company Entities arising from circumstances occurring on or prior to the Closing Date for which payment is not required until after the Closing by reason of a deferral under Section 2302 of the CARES Act.

“Designated Person” has the meaning set forth in Section 7.08(a).

“DFARS” means the Defense Acquisition Regulation Supplement to the FAR.

“Dispute Statement” has the meaning set forth in Section 3.02(b)(iii).

“Divestiture Transactions” means any sales, assignments, transfers, leases, licenses or other similar dispositions of any assets or rights of any of the Company Entities, but excluding transactions that do not require the written consent of Buyer pursuant to Section 7.01(b)(xi).

“Divestiture Transaction Amount” means the aggregate cash proceeds received during the Pre-Closing Period but prior to the Measurement Time, by Sellers or the Company Entities in connection with Divestiture Transactions consummated by the Company Entities during the Pre-Closing Period.

“DOE Clearance” means that Buyer, the applicable Company Entities, and DOE have entered into a written agreement pursuant to the FOCI Mitigation Plan proposed by Buyer such that the Company Entities’ facility security clearance(s) remain valid in connection with Closing; provided, however, that if the written agreement cannot be entered into in advance of Closing, Buyer, at its discretion, may determine that a suspension of the facility security clearance with an expectation of a later FOCI mitigation agreement is sufficient to satisfy the DOE Clearance.

“DOE Notice” means that the parties have submitted to the DOE a notice to advise the DOE of the scope and structure of the transactions contemplated hereby and have not received formal notice from DOE stating that DOE consent is required.

“DOE Specific Authorizations” means any and all specific authorizations under 10 C.F.R. Part 810 held by any of Sellers and the Company Entities.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565).

“ELTIP” means the Westinghouse Electric Company Executive Long Term Incentive Plan.

“ELTIP Amount” means the aggregate dollar amount that would be payable to all participants under the ELTIP, as if the consummation of the transactions contemplated by this Agreement constitutes a “Change in Control” under the ELTIP, effective as of the Closing, together with the employer’s portion of any employment, payroll, social security, unemployment and similar Taxes payable with respect to such payments, determined based on the following assumptions: (a) all outstanding “Option Units” held by participants under the ELTIP immediately prior to the Closing (excluding Option Units that have previously been forfeited and were not subsequently reallocated) are fully vested and entitled to payment as of the Closing; (b) the Purchase Price under this Agreement shall be treated as “Sale Proceeds” under the ELTIP, calculated on an iterative basis to take into account the treatment of the ELTIP Amount as Closing Debt under this Agreement and (c) the amounts payable to participants under the ELTIP are otherwise calculated in accordance with the terms of the ELTIP.

“Employee Benefit Plan” means any: (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA); (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (c) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, cafeteria plan, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, death benefit pension, health, medical or insurance benefits), in each case, whether written or unwritten, whether funded or unfunded, and whether for the benefit of one individual or more than one individual; (i) that any of the Company Entities maintains, sponsors, contributes to or is required to contribute to, for the benefit of any current or former Company Service Provider or (ii) under or with respect to which any of the Company Entities has any current or potential Liability, excluding in all cases any Multiemployer Plans and any plan that is required to be maintained or contributed to pursuant to Applicable Law.

“End Date” has the meaning set forth in Section 9.01(a)(iii).

“Environment” means all soil, real property, air (including indoor air), water (including surface waters, streams, ponds, drainage basins and wetlands), groundwater, water body sediments, drinking water supply, stream sediments or land, including land surface or subsurface strata, including all fish, plant, wildlife and other living organisms, and other biota and any other environmental medium or natural resource.

“Environmental Laws” means any and all Applicable Laws, other than Nuclear Laws, concerning the protection of the Environment or natural resources, pollution, Hazardous Materials, or worker or human health or safety, including the environmental regulation (such as chemical composition, ecodesign and energy efficiency) of products.

“Environmental Permits” has the meaning set forth in Section 4.22(a).

“Equity Commitment Letter” has the meaning set forth in the recitals.

“Equity Financing” has the meaning set forth in the recitals.

“Equity Financing Commitments” has the meaning set forth in the recitals.

“Equity Interests” means any (a) partnership interests, (b) membership interests or units, (c) share capital or shares of capital stock, (d) other interest or participation (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity, (e) subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire partnership interests, membership interests or units, share capital, capital stock, or any other equity securities or (f) securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, share capital, capital stock, or any other equity securities.

“Equity Investors” has the meaning set forth in the recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person who, together with any Company Entity, is (or at any relevant time was) required to be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Account” has the meaning set forth in Section 2.03(b)(iv).

“Escrow Agent” means a commercial bank or other financial institution selected by mutual agreement of the parties, or its successor, in its capacity as escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement to be entered into at Closing by and among Buyer, Sellers and Escrow Agent on terms and conditions consistent with the terms and conditions of this Agreement and otherwise in customary form and as mutually agreed among Buyer, Sellers and Escrow Agent.

“Escrow Amount” means an amount equal to $50,000,000 to be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and pursuant to Section 2.03.

“Estimated Acquisition Amount” has the meaning set forth in Section 3.01.

“Estimated Cash” has the meaning set forth in Section 3.01.

“Estimated Closing Statement” has the meaning set forth in Section 3.01.

“Estimated Debt” has the meaning set forth in Section 3.01.

“Estimated Divestiture Amount” has the meaning set forth in Section 3.01.

“Estimated Purchase Price” has the meaning set forth in Section 3.01.

“Estimated Restricted Cash Shortfall” has the meaning set forth in Section 3.01.

“Estimated Transaction Expenses” has the meaning set forth in Section 3.01.

“Estimated Working Capital” has the meaning set forth in Section 3.01.

“Exchange Rates” means the exchange rates that appear on the Bloomberg screen at or about 9:00 a.m. New York time on the Business Day immediately preceding the date of determination.

“Exclusively Licensed Marks” has the meaning set forth in Section 4.18(a).

“Expense Amount” has the meaning set forth in Section 9.03(a).

“FAR” means the Federal Acquisition Regulation, including Department of Energy Acquisition Regulations, 48 C.F.R. Part 970.

“Final Closing Statement” has the meaning set forth in Section 3.02(b)(iv).

“Final Determination” means (a) a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Applicable Law) and (b) any final and non-appealable determination of a Governmental Authority or a court of competent jurisdiction.

“Final Purchase Price” has the meaning set forth in Section 3.02(b)(iv).

“Financial Statements” has the meaning set forth in Section 4.09(a).

“Financing” has the meaning set forth in Section 7.13(f).

“First Lien Credit Agreement” has the meaning set forth in the definition of “Credit Agreement”.

“Flow-Through Tax Return” means any Tax Return that (a) is filed in respect of any Company Entity that is classified as a partnership, disregarded entity, or other “flow-through” entity for purposes of such Tax Return and (b) reports items of income, gain, deduction or loss that are allocated to and required to be reported on a Tax Return of any Seller or its Affiliates under Applicable Law, including, for the avoidance of doubt, IRS Form 1065 and any similar state, local or non-U.S. Tax Return.

“FOCI” means Foreign Ownership, Control or Influence within the meaning of the S&S Program.

“FOCI Mitigation Plan” means the plan presented by Buyer to mitigate the effect of FOCI over any aspect of the Company Entities’ business that is subject to the S&S Program.

“Foreign Investment Laws” means all Applicable Laws (other than Antitrust Laws) in effect from time to time that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or other holdings for reasons of national security or other public policy.

“GAAP” means generally accepted accounting principles in the United States.

“Government Bid” means any bid, proposal, offer or quotation, whether solicited or unsolicited, made by any Company Entity, that, if accepted, could reasonably be expected to lead to the award of a Government Contract.

“Government Contract” means any written Contract pursuant to which any of the Company Entities provides products or services between any of the Company Entities, on the one hand, and any (a) Governmental Authority, (b) prime contractor of a Governmental Authority in its capacity as a prime contractor or (c) subcontractor with respect to any Contract of a type described in clause (a) or (b), on the other hand.

“Governmental Authority” means any national, federal, state, municipal or local government (including any subdivision, court, tribunal, administrative agency, regulatory body or commission or other authority thereof), including any Relevant Authority.

“Hazardous Materials” means any material, chemical or substance that is (a) defined by Environmental Laws as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect or (b) regulated under Environmental Laws due to its harmful or deleterious properties, including radioactive materials other than Nuclear Materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any U.S. federal, state, local or non-U.S. Tax that is, in whole or in part, based on or measured by net income or gains.

“Income Tax Return” means any Tax Return that relates to Income Taxes.

“Indebtedness” means, without duplication, all monetary obligations (including accrued interest related thereto) of the Company Entities with respect to: (a) indebtedness for money borrowed, whether evidenced by a note, debenture, bond, mortgage or other debt instrument or debt security; (b) obligations under any performance bond, surety bond or letter of credit, but, in each case, only to the extent drawn or called; (c) all Liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted in the Financial Statements as capital or finance leases; (d) currency or interest rate swaps, collars or caps, forward currency or interest rate contracts, or other hedging arrangements; (e) obligations, contingent or otherwise, for the deferred purchase price of goods, services, Equity Interests or other assets, including “earn-outs”, “seller notes” and other similar obligations (excluding trade payables arising in the Ordinary Course); (f) obligations under conditional sale or other title retention agreements relating to property or assets purchased by any Company Entity (other than customary trade credit incurred in the Ordinary Course); (g) securitization, factoring or other similar arrangements; (h) obligations of Persons other than the Company Entities secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by any Company Entity; and (i) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (h) (but not including any breakage costs, prepayment penalties or fees or other similar amounts or otherwise not payable in connection with the consummation of the transactions contemplated by this Agreement). For purposes of Closing Debt, (x) Indebtedness shall be determined in accordance with the Accounting Methodology, (y) all references in this definition to “Company Entities” or “Company Entity” shall be deemed to refer to the Sub-Aggregator Consolidated Entities, and (z) such “Indebtedness” (i) of the type described in clause (d) of this definition shall be calculated by determining the aggregate Close-out Amounts (as such term is defined in the ISDA 2002 Master Agreements to which the Sub-Aggregator Consolidated Entities are party at the Measurement Time), determined on a mid-market basis as of the Measurement Time, provided that the foregoing shall only constitute Indebtedness if such aggregate is out-of-the-money to the Sub-Aggregator Consolidated Entities as of the Measurement Time, (ii) shall include (A) any Accrued Taxes, (B) any Designated Deferred Taxes and (C) the ELTIP Amount and SMLTIP Amount and (iii) shall not include (A) Liabilities in respect of warranty obligations of the type reflected in the Company Entities’ ledger accounts set forth on Section 1.01(e)(i) of the Company Disclosure Schedule, (B) Liabilities in respect of asset retirement obligations of the type reflected in the Company Entities’ ledger accounts set forth on Section 1.01(e)(ii) of the Company Disclosure Schedule, (C) Liabilities in respect of Environmental obligations of the type reflected in the Company Entities’ ledger accounts set forth on Section 1.01(e)(iii) of the Company Disclosure Schedule, (D) any amounts reflected in Divestiture Transaction Amount, Closing Transaction Expenses, Restricted Cash Shortfall or Closing Working Capital, (E) any obligations that are solely between and among the Sub-Aggregator Consolidated Entities, (F) any Indebtedness incurred by Buyer and its Affiliates (whether or not subsequently assumed by any Sub-Aggregator Consolidated Entity), (G) any deferred revenue, (H) any obligations associated with leases classified as operating leases in the Financial Statements and (I) any Indebtedness of a type described in clauses (e) or (f) of this definition. For Indebtedness payable in non-U.S. dollars, the amount of such Indebtedness will be determined by using the Exchange Rates to denominate the value of such Indebtedness in U.S. dollars.

“Independent Accountant” has the meaning set forth in Section 3.02(b)(iii).

“Independent Contractor” means each individual independent contractor or consultant (including entities in which an individual is the sole member or which are expected to provide services primarily of one individual), director, or other category of individual service provider of any of the Company Entities, other than a Company Employee.

“Insurance Policies” has the meaning set forth in Section 4.15.

“Intellectual Property Rights” means any and all rights arising from or associated with any of the following, whether protected, created or arising under the Applicable Laws of the United States or any other jurisdiction: (a) Marks; (b) Internet Properties; (c) Patents; (d) Copyrights; (e) Trade Secrets; and (f) database rights and any other proprietary, intellectual or industrial property rights of any kind or nature.

“Intercompany Agreements” has the meaning set forth in Section 4.12(a)(xviii).

“Internet Properties” means domain names, uniform resource locators, World Wide Web addresses and any other Internet addresses or identifiers.

“IRS” means the Internal Revenue Service.

“ITAR” has the meaning set forth in Section 4.25(b).

“Key Customer” has the meaning set forth in Section 4.28.

“Key Employee” has the meaning set forth in Section 4.19(b).

“Key Supplier” has the meaning set forth in Section 4.27.

“knowledge of Sellers” or “Sellers’ knowledge” means the actual knowledge, after reasonable inquiry, of the persons set forth in Section 1.01(b) of the Company Disclosure Schedule.

“Labor Agreement” means (a) a collective bargaining agreement, union recognition agreement, or current letter of assent, project labor agreement or works council agreement with a Labor Organization, including any such agreement with an association representing employees and a trade association or multiemployer bargaining association where any Company Entity is a member of or participant in the association or bound by any written agreement made by the association with the Labor Organization representing employees, or (b) any agreement described in clause (a) under which a Company Entity has an obligation as a result of being a subcontractor to a party to such agreement.

“Labor Organization” means any labor union, works council, association (as described in the definition of “Labor Agreement”), umbrella organization, or other labor organization or other employee representative body.

“Leased Real Property” has the meaning set forth in Section 4.17(c).

“Legal Restraint” has the meaning set forth in Section 8.01(a)(ii).

“Liabilities” means any and all debts, liabilities, guarantees, claims, demands, expenses, commitments or obligations (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description and including all costs and expenses related thereto, whether or not the same is required to be accrued on the financial statements of the relevant Person.

“Lien” means, with respect to any property, right or asset, any mortgage, charge, pledge, claim, lien, encumbrance, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement in respect of such property, right or asset.

“M&A Transaction” means the acquisition by the Company Entities of (a) a material amount of assets of any Person or (b) whether by merger, consolidation, acquisition of stock or assets or otherwise, any corporation, partnership or other business organization, product line, business or division.

“Marks” means logos, trade names, trademarks and service marks (registered and unregistered), trade dress, slogans and similar rights, and all registrations thereof and all applications (including intent to use applications) to register any of the foregoing.

“Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, results of operations, assets or liabilities of the Company Entities, taken as a whole, excluding any event, change, circumstance or effect, directly or indirectly, resulting from (a) changes in GAAP or Applicable Law (or the interpretation thereof), (b) changes in the financial, securities, currency, capital, credit or commodities markets (including changes in the prices of commodities) or in general economic, political or regulatory conditions in any jurisdiction in which any Company Entity operates, (c) changes or conditions generally affecting any industry in which any Company Entity operates, (d) acts of God, war, sabotage, terrorism or disasters (including hurricanes, tornadoes, floods, fires, explosions, earthquakes and weather-related events), cyber-attack, armed hostilities, curfews, riots, demonstrations or public disorders or any escalation or worsening thereof, (e) epidemics, pandemics or disease outbreaks (including COVID-19) or worsening thereof, (f) the announcement, pendency or consummation of the transactions contemplated hereby, including the effect of the identity, ownership or governance of Buyer or its Affiliates on the relationships, contractual or otherwise, of any Company Entity with clients, customers, employees, suppliers, vendors, service providers, counterparties or Governmental Authorities, provided that this clause (f) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties contained in Section 4.05, Section 4.06, Section 5.03 and Section 5.04 (subject to the assumptions and limitations set forth therein), (g) any failure to meet any internal or analysts’ projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (h) any action taken (or omitted to be taken) at the express written request or with the express written consent of Buyer, (i) any action taken (or omitted to be taken) by any of Sellers that is expressly required (or expressly prohibited) pursuant to this Agreement, except, in the case of each of clauses (a), (b), (c), (d) and (e), to the extent the Company Entities, taken as a whole, are materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Company Entities operate (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Material Joint Venture” means any Person listed in Section 1.01(f) of the Company Disclosure Schedules.

“Material Joint Venture Interests” has the meaning set forth in Section 4.08(a).

“Material Marks” has the meaning set forth in Section 4.18(a).

“Measurement Time” means 11:59 PM Eastern Time on the day immediately prior to the Closing Date.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario).

“Multiemployer Pension Plan” means a Multiemployer Plan that is or was subject to Title IV of ERISA.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA contributed to or required to be contributed to by any of the Company Entities or their ERISA Affiliates or with respect to which any of the Company Entities or their ERISA Affiliates has had an obligation to contribute to during any applicable statute of limitations period.

“Net Working Capital” means the current assets of the Sub-Aggregator Consolidated Entities, minus the current liabilities of the Sub-Aggregator Consolidated Entities, calculated in accordance with the Accounting Methodology solely to the extent such current assets and current liabilities are within categories specifically listed in the Net Working Capital Schedule (and excluding any asset or liability accounts explicitly identified therein as excluded from the calculation on the Net Working Capital Schedule), and shall include, without duplication, (a) any Tax assets (other than income Tax assets) and accrued and unpaid Tax liabilities (other than income Tax liabilities) of the Sub-Aggregator Consolidated Entities through the Closing Date (including any amounts with respect to the employee retention credits available under Section 3134 of the Code and Section 2301 of the CARES Act to any such Sub-Aggregator Consolidated Entity for the 2020 and 2021 tax years, to the extent such amounts have not been received by such Company Entity prior to the Closing Date) and (b) long-term uranium inventory. For the avoidance of doubt, “Net Working Capital” shall not include (u) Liabilities in respect of warranty obligations of the type reflected in the Company Entities’ ledger accounts set forth on Section 1.01(e)(i) of the Company Disclosure Schedule, (v) Liabilities in respect of asset retirement obligations of the type reflected in the Company Entities’ ledger accounts set forth on Section 1.01(e)(ii) of the Company Disclosure Schedule, (w) Liabilities in respect of

Environmental obligations of the type reflected in the Company Entities’ ledger accounts set forth on Section 1.01(e)(iii) of the Company Disclosure Schedule, (x) any amounts reflected in Closing Cash, Closing Debt, Approved Acquisition Amount (including any deferred purchase price in respect of Tecnatom, S.A.), Divestiture Transaction Amount, Restricted Cash Shortfall and Closing Transaction Expenses or any Restricted Cash, (y) any intercompany receivables, payables or loans of any kind or nature between or among any of the Sub-Aggregator Consolidated Entities or (z) any income Tax assets or income Tax liabilities. Net Working Capital will be prepared in U.S. dollars. Current assets and current liabilities included in Net Working Capital denominated in a currency other than U.S. dollars shall be converted into U.S. dollars using the Exchange Rate.

“Net Working Capital Schedule” means the example statement of Net Working Capital set forth in Section 1.01(g) of the Company Disclosure Schedule.

“NISPOM” means the National Industrial Security Program Operation Manual, DOD 5220.22-M, as codified in title 32 of the Code of Federal Regulation part 117 et seq.

“NRC” means the U.S. Nuclear Regulatory Commission and any successor agency thereto.

“Nuclear Approvals” means consent of (a) the NRC pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, (b) any Agreement State pursuant to the Nuclear Laws of such Agreement State, and (c) any other Governmental Authority pursuant to any other Nuclear Law, in each case to the direct or indirect transfer of control of the Nuclear Licenses to Buyer, including approval of all conforming administrative license amendments associated with such transfer and any other related amendments. In addition to approvals required under Nuclear Laws, “Nuclear Approvals” also shall include any other reviews or approvals required under Applicable Law, other than Foreign Investment Laws (including the DPA), Antitrust Laws, and Trade Control Laws, relating to the transfer of the Nuclear Licenses to Buyer in connection with the transactions contemplated hereby, including reviews relating to security clearances held by any Company Entity.

“Nuclear Laws” means all Applicable Laws, other than the DPA, Environmental Laws and Trade Control Laws relating to the development, design, construction, installation, commissioning, operation, maintenance or decommissioning of civil nuclear installations or the manufacture, fabrication, handling, transport, processing, reprocessing, production, possession, use, ownership, storage or disposal of Nuclear Materials or radioactive equipment.

“Nuclear Licenses” means all permits or licenses issued by the NRC, an Agreement State, or any other Governmental Authority in accordance with the requirements of Nuclear Laws, including licenses and permits to possess or use Nuclear Materials or radioactive equipment at sites or facilities owned or leased by the Company Entities as set forth on Section 4.23 of the Company Disclosure Schedule.

“Nuclear Materials” means any (a) “byproduct material,” “source material,” or “special nuclear material” as those terms are defined in the Atomic Energy Act of 1954, as amended; (b) nuclear fuel; (c) “low level waste,” defined as radioactive waste that (i) is not classified as spent nuclear fuel, high level waste, transuranic waste, or byproduct material as defined in

Section 11e.(2) of the Atomic Energy Act of 1954, as amended, and (ii) the NRC, consistent with then-current Applicable Law and clause (i) above, classifies as low-level waste; (d) any other materials regulated by the NRC; and (e) any combination of the above. “Nuclear Materials” also includes similar categories of materials, as they may be defined in the applicable Nuclear Laws of jurisdictions outside of the United States in which the Company Entities operate.

“Nuclear Obligations” means (a) any obligations of a Regulated Entity pursuant to applicable Nuclear Laws or any Nuclear License, including any permit, authorization, approval, exemption, agreement or requirement of, or notification to, any Governmental Authority and (b) any act, omission or other matter that such Regulated Entity determines by reference to the proper exercise of the judgement of the Regulated Entity as to what is or is not required to be done in any given situation in order to comply with those obligations (taking into account any applicable regulatory guidance or codes of conduct).

“Open Source” means any software that is distributed as “free software” (as defined by the Free Software Foundation), “open source software” (i.e., software distributed under any license approved by the Open Source Initiative as set forth in www.opensource.org), or under similar licensing or distribution models, including any “copyleft” software, “freeware” or “shareware.”

“Ordinary Course” means the ordinary course of business of the Company Entities, consistent with past practice, except as such conduct of business has been modified or will be modified by any Company Entity’s compliance with any COVID-19 Measure.

“Organizational Documents” means: (a) in the case of a Person that is a corporation or a company, its articles or certificate of incorporation and its bylaws, memorandum of association, articles of association, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural Person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization, and in each case, as in effect as of the date hereof.

“Other Joint Venture” means any Person listed in Section 1.01(h) of the Company Disclosure Schedule.

“Other Joint Venture Interests” has the meaning set forth in Section 4.08(a).

“Owned Real Property” has the meaning set forth in Section 4.17(b).

“Patents” means patents, utility models and any similar or equivalent rights with respect to the protection of inventions (including utility and design patents, industrial design rights, substitutions, continuations, continuations-in-part, divisions, renewals, revivals, reissues, re- examinations, extensions, invention disclosures, records of intention, certificates of invention and priority rights), and all applications for any of the foregoing

“Payoff Indebtedness” has the meaning set forth in Section 2.03(a)(vii).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section 4.20(b).

“Permits” has the meaning set forth in Section 4.14(b).

“Permitted Liens” means (a) governmental charges not yet due or payable or due and payable but not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics, materialmen’s and similar Liens with respect to any amounts not yet delinquent or which are being contested in good faith, (c) Liens for Taxes not yet delinquent or which are being contested in good faith and that have been properly reserved for in accordance with GAAP or that may thereafter be paid without penalty, (d) Liens securing rental payments under capital lease agreements, (e) non-monetary Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the current use or occupancy of such real property or the operation of the business of the Company Entities as currently conducted and (i) are matters of record or (ii) would be disclosed by a current, accurate survey or physical inspection of such real property, (f) zoning, building codes and other Applicable Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the business of the Company Entities as currently conducted thereat, (g) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of any Person with respect to indebtedness for borrowed money, (h) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any real property and that do not, individually or in the aggregate, materially interfere with the current use or occupancy of such real property or the operation of the business of the Company Entities as currently conducted, (i) Liens described in Section 1.01(i) of the Company Disclosure Schedule, (j) Liens constituting non-exclusive licenses, sublicenses or covenants not to sue granted in the Ordinary Course with respect to Company-Owned Intellectual Property Rights, (k) in the case of Intellectual Property Rights, gaps or defects in the chain of title evident from the publicly available records of the Governmental Authority that maintains such records that would not be material to the Company Entities, taken as a whole, (l) in the case of real property, other defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases and licenses, which, in each case, are non-monetary in nature and do not, and would not be expected to, materially impair the continued use of the real property for the purposes for which it is currently used and (m) other non-monetary Liens, if any, that would not reasonably be expected to be material to the Company Entities, taken as a whole.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a Governmental Authority.

“Personal Information” means all information that identifies an individual person, in addition to any definition for any similar term provided by Applicable Law (e.g., “personally identifiable information” or “PII”).

“Pre-Closing Period” has the meaning set forth in Section 7.01(a).

“Pre-Closing Tax Period” means (a) any Tax period that ends on or before the Closing Date; and (b) in the case of any Straddle Period, the portion of such period that ends on the Closing Date.

“Preferred Bidder Status” means a small business, small disadvantaged business, historically underutilized business zone small business, women-owned small business, veteran-owned small business or service-disabled veteran-owned small business status or other preferential status.

“Privacy Laws” means all Applicable Law relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information.

“Purchase Price” means an amount equal to (a) $7,875,000,000 minus (b) Closing Debt, plus (c) Closing Cash, plus (d) the Approved Acquisition Amount, minus (e) the Divestiture Transaction Amount, minus (f) Closing Transaction Expenses, minus (g) the Restricted Cash Shortfall (if any), plus (h) the amount, if any, by which Closing Working Capital exceeds the Target Net Working Capital, and minus (i) the amount, if any, by which Closing Working Capital is less than the Target Net Working Capital.

“Purchased Interests” has the meaning set forth in the recitals.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Real Property Leases” means all leases, subleases, licenses, occupancy agreements, concessions and other written agreements pursuant to which a Company Entity holds a leasehold or subleasehold estate in, has license rights to access, or has the right to use or occupy, any Leased Real Property or portion thereof, including all amendments, modifications, extensions, renewals, guaranties, memoranda of lease, estoppel certificates, and subordination, non-disturbance and attornment agreements with respect thereto.

“Rebuttal Statement” has the meaning set forth in Section 3.02(b)(iii).

“Registered IP” means all United States, international and foreign registrations, recordals of and applications for, Intellectual Property Rights, including: (a) patents and Patent applications (including provisional applications, statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions, and reexaminations, as the case may be); (b) Marks registrations and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (c) Copyright registrations and applications for Copyright registration; (d) domain names; and (e) any other Intellectual Property Rights that are subject to any filing, application, registration, issuance, grant or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

“Regulated Entity” means an entity regulated by the NRC, DOE, an Agreement State or Relevant Authority or as otherwise identified on Section 4.05 of the Company Disclosure Schedule as a “Regulated Entity”.

“Release” means any spill, leak, pumping, pouring, emission, emptying, discharge, injecting, escape, leaching, migrating, dumping or disposal into the Environment or within any building, structure, facility or fixture; provided, however, that “Release” shall not include any release to the extent permissible, and not requiring investigation or remediation, under any applicable Environmental Laws, Nuclear Laws, Environmental Permits or Nuclear License.

“Relevant Authority” means any or all of the following, as the context may require: the NRC; the Pennsylvania Department of Environmental Protection (PADEP); the Utah Department of Environmental Quality (UTDEQ); the Washington Department of Health (WADOH); the New Hampshire Department of Health & Human Services; the South Carolina Department of Health and Environmental Control; the Vermont Department of Health; the UK Office for Nuclear Regulation; the Nuclear Decommissioning Authority; the UK Department for Business, Energy and Industrial Strategy; the Swedish Radiation Safety Authority; the Swedish Ministry of Foreign Affairs; the Belgian Federal Agency for Nuclear Control, the Belgian Organization for Radioactive Waste and Enriched Fissile Materials; the Belgian College Communal (Nivelles Township) local authority; the Spanish Ministry for Energy Transition; the competent Spanish Autonomous Communities (including the Autonomous Community of Madrid); and any other relevant authority as may be agreed by the parties.

“Remedies Exception” has the meaning set forth in Section 5.02(b).

“Replacement Equity Financing” has the meaning set forth in Section 7.13(d).

“Representatives” means, with respect to any Person, collectively, the directors, officers, managers, employees, agents, consultants, advisors and other representatives of such Person.

“Required Amount” has the meaning set forth in Section 6.08(b).

“Required Regulatory Approvals” has the meaning set forth in Section 4.05.

“Restricted Cash” means (a) any cash contained in the Restricted Cash Accounts as of the Closing Date, (b) any cash held by a third party as a security, escrow or similar deposit or other form of collateral or security (including in respect of outstanding insurance policies, leases, letters of credit or credit card receivables) to which the Company Entities do not have access to use in the operation of their businesses, and (c) the amount of withholding or other Taxes that would be imposed on the use, distribution or repatriation of any Cash (and excluding, for the avoidance of doubt, any cash of the type described in clauses (a) and (b) of this definition);

provided, that the amount of withholding or other Taxes imposed on the use, distribution or repatriation of any such Cash shall exclude any such withholding Taxes imposed on the use of Cash by, or the distribution or repatriation of Cash to any, direct or indirect owners of Equity Interests in WEC Holdings or WEC EMEA.

“Restricted Cash Accounts” means the accounts set forth in Section 1.01(j) of the Company Disclosure Schedule.

“Restricted Cash Shortfall” means the amount, if any, by which the amount of cash contained in the Restricted Cash Accounts as of the Measurement Time is less than $196,947,959.

“Retiree Welfare Plan” has the meaning set forth in Section 4.20(m).

“RWI Policy” means any purchaser-side representations and warranties policy obtained by Buyer in connection with the transactions contemplated hereby.

“S&S Program” means the Department of Energy Safeguards and Security Program, DOE O 470.4B, as may be amended and updated.

“Sanctioned Country” means any country or territory subject to comprehensive, territory-wide Sanctions (including as of the date of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and Syria).

“Sanctioned Person” means any Person located, organized or ordinarily resident in a Sanctioned Country; any Person named on any applicable list of Persons targeted for Sanctions or other restrictions under Trade Control Laws by a relevant Governmental Authority; any Governmental Authority of a Sanctioned Country or Venezuela; and any Person directly or, to the knowledge of Sellers, indirectly, owned 50% or more or, where applicable under Sanctions, controlled by one or more of any of the foregoing Persons.

“Sanctions” means any economic sanctions administered or enforced by the governments of the United States, Canada, the European Union or any EU member state, His Majesty’s Treasury of the United Kingdom, by the United Nations Security Council, or by the governments of any other country in which the Company Entities operate or conduct business (to the extent consistent with U.S. law).

“Securities Act” has the meaning set forth in Section 6.10.

“Seller Non-Recourse Parties” has the meaning set forth in Section 10.01(b).

“Seller Released Parties” has the meaning set forth in Section 10.01(e).

“Seller Releasing Parties” has the meaning set forth in Section 10.01(e).

“Sellers” has the meaning set forth in the preamble.

“SMLTIP” means the Westinghouse Electric Company Senior Management Long Term Inventive Plan.

“SMLTIP Amount” means the aggregate dollar amount that would be payable to all participants under the SMLTIP, as if the consummation of the transactions contemplated by this Agreement constitutes a “Change in Control” under the SMLTIP, effective as of the Closing, together with the employer’s portion of any employment, payroll, social security, unemployment and similar Taxes payable with respect to such payments, determined based on the following assumptions: (a) all outstanding “Awards” held by participants under the SMLTIP immediately prior to the Closing (excluding Option Units that have previously been forfeited and were not subsequently reallocated) are fully vested and entitled to payment as of the Closing; (b) the Purchase Price under this Agreement shall be treated as “Sale Proceeds” under the SMLTIP, calculated on an iterative basis to take into account the treatment of the SMLTIP Amount as Closing Debt under this Agreement and (c) the amounts payable to participants under the SMLTIP are otherwise calculated in accordance with the terms of the SMLTIP.

“Solvent” means, with respect to a Person, that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries, on a consolidated basis, as of such date, exceeds the sum of all liabilities of such Person and its Subsidiaries, on a consolidated basis, including contingent and other liabilities, as of such date, (b) the fair saleable value of the assets of such Person and its Subsidiaries, on a consolidated basis, as of such date, exceeds the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, on a consolidated basis, on its existing debts (including contingent liabilities) as such debts become absolute and matured, and (c) such Person and its Subsidiaries, on a consolidated basis, will not have, as of such date, unreasonably small capital for the operation of the businesses in which they are engaged or propose to be engaged following such date.

“Split Fees” has the meaning set forth in Section 10.06.

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Sub-Aggregator” has the meaning set forth in the recitals.

“Sub-Aggregator Consolidated Entities” means Sub-Aggregator, together with any Person required to be consolidated with Sub-Aggregator on its financial statements, in accordance with GAAP and the Accounting Methodology, but excluding the T&D Subsidiaries.

“Subsidiary” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person.

“T&D Subsidiaries” means (a) BHI Energy I Power Services, LLC, (b) D&D Power, LLC, (c) Crosseyed Beaver Holding, LLC, (d) Plaska Transmission Line Construction, LLC, (e) Coastal Electrical Construction, LLC (f) D.B.E. Management LLC and (g) Southern Energy Systems, LLC.

“Target Net Working Capital” means $97,519,336.

“Tax” means any federal, state, local, or non-U.S. tax, charge, duty, levy or other similar assessment, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties and tariffs, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, personal property, sales, use, transfer, registration, value added, base-erosion anti-abuse, digital services, diverted profits, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by any Taxing Authority, including any interest, penalty or addition thereto.

“Tax Contest” has the meaning set forth in Section 7.09(g).

“Tax Return” means any return, statement, report, election, declaration, disclosure, schedule, form, estimate or information return or report, including any supplement, schedule or attachment thereto and any amendment thereof, filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any agreement or arrangement entered into prior to the Closing binding any Company Entity that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s Tax liability; provided that such term shall not include (i) customary commercial leases or (ii) contracts entered into in the Ordinary Course that are not primarily related to Taxes.

“Taxing Authority” means any authority competent to impose any tax liability, or assess or collect any Tax.

“Terminating Buyer Breach” has the meaning set forth in Section 9.01(a)(vi).

“Terminating Seller Breach” has the meaning set forth in Section 9.01(a)(v).

“Trade Control Laws” has the meaning set forth in Section 4.25(b).

“Trade Secrets” means know-how, trade secrets, inventions, methods, processes, customer lists, technical data, specifications, discoveries, techniques, methodologies, formulae, algorithms, research and development information, technology, product roadmaps, customer lists and any other information of any kind or nature, in each case, to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure.

“Transaction Resolution” means the ordinary resolution approving the indirect sale by BBU of its share of the Purchased Interests to be considered at the BBU Unitholder Meeting.

“Transfer Taxes” means all recoverable and non-recoverable transfer, documentary, sales, use, value added, stamp, stamp duty, stamp duty reserve Tax, stamp duty land Tax, registration, real property transfer and other such similar Taxes (including any interest, penalty or addition thereto).

“Treasury Regulations” means the final, temporary or proposed U.S. federal Income Tax regulations promulgated under the Code, as such tax regulations may be amended from time to time.

“TUPE” means the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

“UK Pensions Laws” means the UK Pension Schemes Act 1993, the UK Pensions Act 1995, the UK Pensions Act 2004, the UK Finance Act 2004, the UK Pensions Act 2008, the UK Pension Schemes Act 2021, and all other UK legislation or regulation which apply to (a) the provision of retirement and death benefits in the United Kingdom and (b) any such benefit arrangements registered or established in the United Kingdom.

“UK Pensions Plan Documents” has the meaning set forth in Section 4.21(b).

“UK Pensions Plans” means any Employee Benefit Plan established or registered in the United Kingdom for the provision of pension, retirement or death benefits, or otherwise established or operated for the provision of such benefits to or in relation to current or former Company Employees, officers or workers working or ordinarily working in the United Kingdom.

“U.S. National Security Clearances” means the CFIUS Clearance and the DOE Clearance.

“Voting Agreements” has the meaning set forth in the recitals.

“Waived 280G Payments” has the meaning set forth in Section 7.14(c).

“WARN Act” has the meaning set forth in Section 4.19(h).

“WEC Aggregator” has the meaning set forth in the preamble.

“WEC EMEA” has the meaning set forth in the recitals.

“WEC Holdings” has the meaning set forth in the recitals.

“Willful Breach” means an intentional and material breach that is a consequence of an intentional act or omission undertaken or omitted by the breaching party with the knowledge that such act or omission would cause a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act, and shall include the failure of any Buyer to consummate the transactions contemplated hereby following the satisfaction of all of the conditions to such party’s obligations under Article 8.

Section 1.02. Other Definitional and Interpretative Provisions.

(a) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c) References to Articles, Sections, Schedules, Exhibits and Annexes are to Articles, Sections, Schedules, Exhibits and Annexes of this Agreement unless otherwise specified.

(d) All Schedules (including the Company Disclosure Schedule and the Buyer Disclosure Schedule), Exhibits and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(e) Any capitalized terms used in any Schedule (including the Company Disclosure Schedule), Exhibit or Annex but not otherwise defined therein shall have the meaning as defined in this Agreement.

(f) Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule (including the Company Disclosure Schedule and the Buyer Disclosure Schedule), Exhibit or Annex, then, for the purposes of construing such Section, Schedule, Exhibit or Annex, the definitions set out in such Section, Schedule, Exhibit or Annex shall prevail.

(g) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”.

(h) The term “or” is not exclusive.

(i) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(j) References to one gender shall include all genders.

(k) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(l) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(m) References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended from time to time and to any rules, regulations or requirements promulgated thereunder.

(n) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(o) References to the “other party” means Sellers (with respect to Buyer) and Buyer (with respect to Sellers).

(p) References to any Person include the successors and permitted assigns of that Person.

(q) References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(r) References to “$” are to U.S. dollars.

(s) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(t) For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” by or on behalf of Sellers shall be treated as such if a copy of such document has been put in the dataroom prepared by Sellers or otherwise provided to Buyer or any of its Representatives in electronic or hard-copy format, in each case, no later than 2:00 PM Eastern Time one day prior to the date hereof.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale.

(a) Upon the terms and subject to the conditions of this Agreement, and subject to Section 7.03(m), at the Closing, Buyer agrees to purchase from Sellers, and Sellers agree to sell to Buyer, free and clear of all Liens (other than restrictions on transfer under Applicable Law regarding securities), the Purchased Interests.

(b) Prior to the Closing, Buyer may designate, by written notice to Sellers (“Buyer Designation”), one or more of its Affiliates to, at the Closing, acquire all or part of the Purchased Interests or pay all or any portion of the Purchase Price, in which event references herein to Buyer will be deemed to refer to such Affiliates, as appropriate; provided, however, that (i) no Buyer Designation shall in any event limit or affect the obligations of Buyer under this Agreement to the extent not performed by such Affiliates, (ii) no Buyer Designation shall be permitted if such Buyer Designation could reasonably be expected to result in any of the conditions set forth in Article 8 not being satisfied or could otherwise be reasonably expected to prevent or delay the consummation of the transactions contemplated by this Agreement, (iii) Buyer shall be responsible for all costs and expenses incurred in connection with effecting a Buyer Designation and (iv) in the event Sellers elect to effect the transactions contemplated hereby through an Alternative Structure pursuant to Section 7.03(m), no Buyer Designation shall be permitted if such Buyer Designation could reasonably be expected to adversely impact, in any material respect, the benefits to Sellers of consummating the Alternative Structure.

Section 2.02. Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Purchased Interests (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but no later than three Business Days) after the date on which all conditions set forth in Article 8 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time or place as Buyer and Sellers may agree.

Section 2.03. Closing Deliverables.

(a) At or before the Closing, Sellers shall deliver or cause to be delivered:

(i) to Buyer and the Escrow Agent, a counterpart to the Escrow Agreement, duly executed by Sellers;

(ii) to Buyer, a counterpart to the certificate referred to in Section 8.01(b)(v) duly executed by the applicable representative of each Seller;

(iii) to Buyer, interest powers or other instruments of transfer duly executed in blank with respect to the Purchased Interests, free and clear of all Liens (other than restrictions on transfer under Applicable Law regarding securities);

(iv) to Buyer, a duly completed and executed IRS Form W8 from each Seller;

(v) to Buyer, counterparts of the certificates referred to in Section 7.09(i), during the time period required by such Section;

(vi) copies of executed resignations or evidence of removal, effective as of the Closing, of each director and officer of the Company Entities, in their capacity as a director or an officer, which Buyer designates by written notice to the Sellers no later than three Business Days prior to the Closing Date;

(vii) customary payoff letters contemplating the payment in full of all amounts outstanding as of immediately prior to the Closing under the indebtedness described on Section 2.03 of the Company Disclosure Schedule (the “Payoff Indebtedness”) and all instruments and documents necessary to release any and all Liens securing the Payoff Indebtedness upon such payment, in each case, in form and substance reasonably satisfactory to Buyer; and

(viii) payment in full of the Payoff Indebtedness, to the Persons and in the amounts specified in the payoff letters described in Section 2.03(a)(vii).

(b) At or before the Closing, Buyer shall deliver or cause to be delivered:

(i) to Sellers and the Escrow Agent, a counterpart to the Escrow Agreement, duly executed by Buyer;

(ii) to Sellers, a counterpart to the certificate referred to in Section 8.01(c)(iii) duly executed by Buyer;

(iii) to Sellers, an amount equal to (i) the Estimated Purchase Price less (ii) the Escrow Amount, in U.S. dollars and in immediately available funds by wire transfer to an account or accounts designated by Sellers, by notice to Buyer, which notice shall be delivered not later than three Business Days prior to the Closing Date;

(iv) to the Escrow Agent, an amount equal to the Escrow Amount in U.S. dollars and in immediately available funds by wire transfer of immediately available funds to such bank account designated in writing by the Escrow Agent, for deposit in an escrow account (the “Escrow Account”), to be held in the Escrow Account and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement; and

(v) an amount equal to the Estimated Transaction Expenses to the applicable recipients as set forth on the Estimated Closing Statement by wire transfer of immediately available funds to such Persons according to wire instructions provided by Sellers no later than three Business Days prior to the Closing, or to the Company Entities (for further distribution of such amounts by the Company Entities through the next administratively practicable payroll); provided that any compensation payments to service providers of the Company Entities shall be paid in accordance with their terms.

Section 2.04. Withholding. Notwithstanding anything herein to the contrary, each of Buyer, the Escrow Agent and any of their Affiliates or agents shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under Applicable Law. Any amounts deducted or withheld in accordance with this Section 2.04 will be (a) remitted to the applicable Governmental Authority and (b) treated for all purposes of this Agreement as having been paid hereunder to the Person in respect of which such deduction or withholding was made, provided, that (i) (A) there shall be no withholding pursuant to Sections 864, 897, 1445 or 1446 of the Code and, in each case, the Treasury Regulations promulgated thereunder, with respect to any amount paid to Sellers to the extent Sellers provide the certificates described in Section 7.09(i) and (B) there shall be a reduced rate of withholding (which such rate may be zero) pursuant to Sections 871, 881, 1441, 1442 and 1471 through 1474 of the Code, and, in each case, the Treasury Regulations promulgated thereunder, to the extent Sellers provide properly executed IRS Forms W-8 pursuant to Section 2.03(a)(iv) claiming a complete or partial exemption from withholding, in each case, in accordance with Applicable Law; and (ii) Buyer shall provide Sellers with reasonable notice prior to withholding any amounts pursuant to this Section 2.04, and shall work in good faith with the Sellers to minimize any such withheld amounts.

ARTICLE 3

PURCHASE PRICE

Section 3.01. Estimated Purchase Price. No later than five Business Days prior to the Closing Date, Sellers shall provide Buyer with a written statement (the “Estimated Closing Statement”) reflecting Sellers’ good faith estimate of the Purchase Price (the “Estimated Purchase Price”), which shall reflect its estimate of each of the following components thereof: (a) Closing Cash (the “Estimated Cash”), (b) Closing Working Capital (the “Estimated

Working Capital”), (c) Closing Debt (the “Estimated Debt”) (d) Approved Acquisition Amount (the “Estimated Acquisition Amount”), (e) Divestiture Transaction Amount (the “Estimated Divestiture Amount”), (f) Closing Transaction Expenses (the “Estimated Transaction Expenses”) and (g) Restricted Cash Shortfall (the “Estimated Restricted Cash Shortfall”), and including reasonably detailed calculations and documentation demonstrating each such component of the Estimated Purchase Price. The Estimated Closing Statement, and the components thereof, shall be prepared based upon the books and records of the Company Entities in accordance with the Accounting Methodology, the format of the Net Working Capital Schedule and the definitions as provided in this Agreement, and shall be prepared so as not to take into account the effects of any purchase accounting in connection with this Agreement or any of the transaction documents contemplated hereby or other changes arising from or resulting as a consequence of the transactions contemplated hereby other than amounts becoming payable due to the occurrence of any of the foregoing. All amounts included in the Estimated Closing Statement shall be expressed in U.S. dollars. Amounts in other currencies shall be converted into U.S. dollars by using the Exchange Rates as of the date of the Estimated Closing Statement. Buyer shall be entitled to review and comment on the Estimated Closing Statement until the date that is two Business Days prior to the Closing Date, and Sellers shall consider such comments in good faith and modify the Estimated Closing Statement, including the Estimated Purchase Price reflected therein, not later than the Business Day prior to the Closing Date, to reflect any such comments with which the Sellers agree; provided, that no disagreement between the parties with respect thereto shall delay the Closing. The Estimated Closing Statement, as modified in accordance with the immediately preceding sentence, if applicable, shall be binding on the parties hereto for purposes of this Section 3.01 and for purposes of determining the Estimated Purchase Price in this Section 3.01.

Section 3.02. Adjustment to Closing Consideration.

(a) As promptly as practicable, but no later than 90 days after the Closing Date, Buyer shall cause to be prepared and delivered to Sellers a statement (the “Closing Statement”) setting forth Buyer’s calculation of the Purchase Price and reasonably detailed calculations and documentation demonstrating each of the following components thereof: (i) Closing Cash, (ii) Closing Working Capital, (iii) Closing Debt, (iv) Approved Acquisition Amount, (v) Divestiture Transaction Amount, (vi) Closing Transaction Expenses and (vii) Restricted Cash Shortfall. The Closing Statement, and the components thereof, shall be prepared based upon the books and records of the Company Entities, in accordance with the definitions of Closing Cash, Closing Working Capital, Closing Debt, Approved Acquisition Amount, Divestiture Transaction Amount, Closing Transaction Expenses and Restricted Cash Shortfall and in accordance with the Accounting Methodology and the format of the Net Working Capital Schedule. All amounts included in the Closing Statement shall be expressed in U.S. dollars. Amounts in other currencies shall be converted into U.S. dollars by using the Exchange Rates as of the Closing Date. The post-Closing purchase price adjustments as set forth in this Section 3.02 are not intended to permit the introduction of different accounting methods, policies, practices, procedures, classifications, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements (including any of the foregoing as they relate to the nature of accounts, calculation of levels of reserves or levels of accruals) from the Accounting Methodology. No actions taken by Buyer on its own behalf or on behalf of any Company Entity, at or following the Closing shall be given effect for purposes of determining the Final Purchase Price. Once delivered, the Closing Statement may not be amended without the consent of Sellers. If Buyer fails to timely deliver the Closing Statement in accordance with the foregoing, then the Estimated Closing Statement shall be deemed to be the Closing Statement on the 91st day after the Closing Date.

(b) Dispute Resolution Procedures.

(i) If Sellers disagree with Buyer’s calculation of the Purchase Price or any component thereof, including the calculation of Closing Cash, Closing Working Capital, Closing Debt, Approved Acquisition Amount, Divestiture Transaction Amount, Closing Transaction Expenses and Restricted Cash Shortfall, in each case as set forth in the Closing Statement delivered pursuant to Section 3.02(a), Sellers may, within 45 days after receipt of the Closing Statement, deliver a notice to Buyer providing reasonable detail of the reasons for such disagreement and setting forth Sellers’ reasonably detailed calculation of the items and amounts in dispute, together with reasonably detailed supporting documentation. Any such notice of disagreement shall specify all items or amounts as to which Sellers disagree, and Sellers shall be deemed to have agreed with all other items and amounts, and the calculation thereof, set forth in the Closing Statement.

(ii) If a notice of disagreement is delivered pursuant to Section 3.02(b)(i), Sellers and Buyer shall, during the 30 days following such delivery, negotiate in good faith to reach written agreement on the disputed items or amounts. The matters set forth in any written resolution executed by each Seller and Buyer shall be final and binding on the parties on the date of such written resolution.

(iii) If Sellers and Buyer are unable to reach such agreement during such 30-day period, Sellers, upon written notice to Buyer, or Buyer, upon written notice to Sellers, may promptly (and in any event, within 15 days) thereafter submit any matters in dispute to an independent accounting firm of international reputation to be mutually agreed to by Sellers and Buyer (the “Independent Accountant”) for resolution, who shall act as an accounting expert and not as an arbitrator. Within 15 days after the date of engagement of the Independent Accountant, Sellers and Buyer shall each deliver a statement to the Independent Accountant (and copying the other party) setting forth their positions on the matters in dispute (each, a “Dispute Statement”). Within 15 days after receipt of such Dispute Statement, Sellers and Buyer may deliver one statement of rebuttal to the other party’s Dispute Statement to the Independent Accountant (and copying the other party) (each, a “Rebuttal Statement”). The Independent Accountant may submit questions in writing to Sellers and Buyer during its review, and Sellers and Buyer shall copy the other party on any responses to such questions. Unless mutually agreed by Sellers and Buyer, other than the Dispute Statements, Rebuttal Statements (if any) and written responses to the Independent Accountant’s questions (if any), Sellers and Buyer shall make no other submissions, statements or assertions to the Independent Accountant following its engagement. The Independent Accountant shall deliver to Sellers and Buyer, as promptly as practicable (but in no event later than 15 days from the date of the Independent Accountant’s receipt of the last Rebuttal Statement), a written report as to the resolution of each disputed item, accompanied by a certificate of the

Independent Accountant that it reached such determination in accordance with the terms of this Agreement, including the Accounting Methodology, the Net Working Capital Schedule and the definitions as provided in this Agreement. Such report shall be final and binding on the parties and shall not be subject to further review or appeal (absent manifest arithmetical error). The Independent Accountant shall consider only those items and amounts in Sellers’ and Buyer’s respective calculations of Closing Cash, Closing Working Capital, Closing Debt, Approved Acquisition Amount, Divestiture Transaction Amount, Closing Transaction Expenses and Restricted Cash Shortfall, that were disputed within Sellers’ notice of disagreement and that the parties identify as being items and amounts to which Sellers and Buyer have still been unable to agree. The Independent Accountant’s determination of any disputed item shall be (A) based solely on (1) the Dispute Statements, the Rebuttal Statements, and written responses to the Independent Accountant’s questions submitted by Sellers and Buyer (or by in-person telephonic conferences if mutually agreed by Sellers, Buyer and the Independent Accountant) and not by independent review, and (2) the Accounting Methodology, the Net Working Capital Schedule and the definitions included in this Agreement and (B) within the range of the amounts proposed by Sellers and Buyer. Until the calculations of Closing Cash, Closing Working Capital, Closing Debt, Approved Acquisition Amount, Divestiture Transaction Amount, Closing Transaction Expenses and Restricted Cash Shortfall, including each of the components thereof, have been finally determined pursuant hereto, neither Sellers nor Buyer shall, without the prior consent of Buyer (in the case of Sellers) or Sellers (in the case of Buyer) (x) have any ex parte conversations or meetings with the Independent Accountant or (y) engage, other than in the Ordinary Course, the Independent Accountant or any of its Affiliates to perform any new services other than as Independent Accountant pursuant hereto. Sellers and Buyer each agree to execute a reasonable engagement letter, if such letter is required by the Independent Accountant. The costs and expenses of the Independent Accountant shall be borne by Sellers, on the one hand, and Buyer, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amounts actually contested by such party; provided that any initial engagement fee shall be borne 50% each by Sellers, on the one hand, and Buyer, on the other hand, and such amount shall be adjusted in accordance with the immediately preceding clause after determination of the actual percentage.

(iv) The Closing Statement (and each of the components thereof) shall become final and binding on the parties (A) with respect to any Estimated Closing Statement deemed to be the Closing Statement pursuant to the last sentence of Section 3.02(a), on the 91st day following the Closing Date, or (B) in all other cases, (1) on the 46th day following the delivery of the Closing Statement if a notice of disagreement has not been delivered to Buyer by Sellers, (2) with such changes as are necessary to reflect matters resolved pursuant to any written resolution executed pursuant to Section 3.02(b)(ii), on the date such resolution is executed, if all outstanding matters are resolved through such resolution or (3) with such changes as are necessary to reflect the Independent Accountant’s resolution of the matters in dispute (together with any changes necessary to reflect matters previously resolved pursuant to any written resolution executed pursuant to Section 3.02(b)(ii) and any matters not disputed pursuant to a notice of disagreement), on the date the Independent Accountant delivers its final, binding resolution pursuant to Section 3.02(b)(iii) (the Closing Statement in such final and binding form, a “Final Closing Statement”, and the Purchase Price set forth in such Final Closing Statement, the “Final Purchase Price”).

(c) Final Payment. Upon finalization of the Final Closing Statement as provided in Section 3.02(b):

(i) If the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall, as promptly as practicable, but in no event later than three Business Days following the final determination of the Final Purchase Price as provided in Section 3.02(b), pay or cause to be paid to Sellers by wire transfer of immediately available funds to the account designated in writing by Sellers, an amount in cash equal to the amount by which the Final Purchase Price exceeds the Estimated Purchase Price, up to an amount equal to the Escrow Amount, and deliver a joint instruction to the Escrow Agent to release to Sellers, the Escrow Amount by wire transfer to the account designated in writing by Sellers; and

(ii) If the Estimated Purchase Price exceeds the Final Purchase Price, Buyer and Sellers shall, as promptly as practicable, but in no event later than three Business Days following the final determination of the Final Purchase Price as provided in Section 3.02(b), deliver a joint instruction to the Escrow Agent to release to Buyer, the amount by which the Estimated Purchase Price exceeds the Final Purchase Price, up to an amount equal to the Escrow Amount by wire transfer of immediately available funds to the account designated in writing by Buyer, and to release the remaining balance, if any, of the Escrow Amount by wire transfer of immediately available funds to the account designated in writing by Sellers; and

(iii) If the Estimated Purchase Price equals the Final Purchase Price, Buyer and Sellers shall as promptly as practicable, but in no event later than three Business Days following the final determination of the Final Purchase Price as provided in Section 3.02(b), deliver a joint instruction to the Escrow Agent to release the Escrow Amount by wire transfer of immediately available funds to the account designated in writing by Sellers.

(d) For the avoidance of doubt, no Seller nor any of its Affiliates or any of its or their respective managers, officers, directors, employees, advisors, consultants, agents or other representatives shall have any liability or obligation under this Section 3.02 or otherwise for any amount by which the Estimated Purchase Price exceeds the Final Purchase Price beyond an amount equal to the Escrow Amount. Recovery from the Escrow Account shall be the sole and exclusive remedy available to Buyer and its Affiliates against any of Sellers, the Company Entities and their respective Affiliates or otherwise, arising out of or relating to any amount by which the Estimated Purchase Price exceeds the Final Purchase Price, and Buyer and its Affiliates shall not have any claim against Sellers, the Company Entities, or any of their respective Affiliates or any of their respective managers, officers, directors, partners, members, stockholders, employees, advisors, consultants, agents or other representatives in respect thereof.

(e) For the avoidance of doubt, none of Buyer, the Company Entities or any of their respective Affiliates, nor any of its or their respective managers, officers, directors, employees, advisors, consultants, agents or other representatives shall have any liability or obligation under this Section 3.02 or otherwise for any amount by which the Final Purchase Price exceeds the Estimated Purchase Price beyond an amount equal to the Escrow Amount.

(f) The post-Closing purchase price adjustments as set forth in this Section 3.02 shall be treated as an adjustment to the Purchase Price for Income Tax purposes, except to the extent otherwise required by Applicable Law or pursuant to a Final Determination.

(g) The parties hereto (i) shall, and shall cause their respective Representatives to, cooperate and (ii) shall make available to one another and their respective Representatives and, if applicable, the Independent Accountant, to the extent necessary, at reasonable times and with reasonable advance notice, such books, agreements, records, work papers and appropriate personnel and other information (including work papers, appropriate personnel, and outside advisors) as any of the foregoing may reasonably request, in each case, to prepare and review the Estimated Closing Statement (including calculations of Estimated Cash, Estimated Working Capital, Estimated Debt, Estimated Acquisition Amount, Estimated Divestiture Amount, Estimated Transaction Expenses and Estimated Restricted Cash Shortfall) and the Closing Statement (including calculations of Closing Cash, Closing Working Capital, Closing Debt, Approved Acquisition Amount, Divestiture Transaction Amount, Closing Transaction Expenses and Restricted Cash Shortfall, or any matters in dispute (including those submitted to the Independent Accountant)). Any dispute with respect to the extent or nature of access pursuant to this Section 3.02(g) shall be treated in the same manner as a disputed item set forth in a notice of disagreement delivered pursuant to Section 3.02(b)(i) and be subject to the applicable dispute resolution processes set forth in Section 3.02(b)(iii) such that the disputed matter may be referred to the Independent Accountant for its determination, which shall be final and binding upon the parties, and the applicable period for delivering a notice of disagreement shall be tolled during the pendency of any such dispute.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLERS REGARDING THE COMPANY ENTITIES

Except as set forth in the Company Disclosure Schedule, Sellers represent and warrant to Buyer that:

Section 4.01. Existence and Power. Each Company Entity is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to own, lease and operate its material assets and material properties and to conduct its business as now conducted. Each Company Entity is duly qualified to do business as a foreign corporation (or other applicable business entity) and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.02. Company Entities.

(a) A true, correct and complete list of each Company Entity, its jurisdiction of organization and the percentage of the outstanding ownership interest and the names of record holders of any outstanding Equity Interests of each such Company Entity, in each case, as of the date hereof (all such Equity Interests of the Company Entities other than the Purchased Interests, “Company Entities Interests”), is set forth in Section 4.02 of the Company Disclosure Schedule.

(b) All of the Company Entities Interests are owned by the applicable Company Entities, in each case free and clear of any Lien, other than Permitted Liens and restrictions on transfer arising under Applicable Law relating to securities.

Section 4.03. Organizational Documents. Sellers have made available to Buyer true, correct and complete copies of the Organizational Documents of each Company Entity. None of Sellers nor any Company Entity is in violation of any of the provisions of the Organizational Documents of any Company Entity.

Section 4.04. Sub-Aggregator Business Activities. Sub-Aggregator has not at any time engaged in any activities or business, other than those incident or related to or incurred in connection with its organization or formation, as applicable, or the ownership of the Company Interests. The Company Interests represent the sole assets of Sub-Aggregator.

Section 4.05. Governmental Authorization. Assuming the accuracy of the representations and warranties set forth in Section 6.05, the execution, delivery and performance by Sellers of this Agreement, and the consummation of the transactions contemplated hereby requires no action by any Company Entity in respect of, or filing or notification by any Company Entity with, any Governmental Authority or securities exchange other than (a) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and Foreign Investment Laws, (b) the filing of applications and notices with, and receipt of the approvals, licenses or consents, set forth in Section 4.05 of the Company Disclosure Schedule (the foregoing clauses (a) and (b), the “Required Regulatory Approvals”) and (c) any actions the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.06. Non-Contravention. The execution, delivery and performance by Sellers of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with, violate or result in a breach of the Organizational Documents of any Company Entity; (b) assuming the accuracy of the representations and warranties set forth in Section 6.05, conflict with, or result in the breach of, or constitute a default under, or give rise to any right of termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of any Company Entity under, or result in a loss of any benefit to which any Company Entity is entitled under, or require any consent or other action by any Person under, the Company Name License Agreements; (c) assuming compliance with the matters referred to in Section 4.05, (i) violate any Applicable Law, Permit, Environmental Permit or Nuclear License to which any of the Company Entities or any of their respective properties or assets are subject or (ii) assuming the accuracy of the representations and warranties set forth in Section 6.05, conflict with, or result in the breach of, or constitute a default under, or give rise to any right of termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of any Company Entity under, or result in a loss of any benefit to which any Company Entity is entitled under, or require any consent or other action by any Person under, any Material Contract to which such Company Entity is a party or by which any of its respective properties or assets are bound (other than the Company Name License Agreements, which are the subject of the preceding clause (b)); or (d) result in the creation or imposition of any Lien on any asset or right of any Company Entity, except for any Permitted Liens and with such exceptions, in the case of each of clauses (c) and (d), as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, and as would not reasonably be expected to, individually or in the aggregate, materially impair Sellers’ ability to perform or comply with their obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.07. Capitalization.

(a) All of the issued and outstanding Purchased Interests and Company Entities Interests are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of preemptive or other similar rights or any Applicable Law relating to securities.

(b) Other than the Purchased Interests and the Company Entities Interests, there are no other Equity Interests of the Company Entities authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, conversion rights, stock appreciation rights, redemption rights, repurchase rights, subscriptions, rights (including any preemptive rights), calls or Contracts or arrangements of any character whatsoever, relating to the Equity Interests in the Company Entities, under which any of the Company Entities is or may become obligated to issue or sell, redeem or repurchase, or give any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of any of the Company Entities, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests of any of the Company Entities. The Purchased Interests and the Company Entities Interests are not subject to any voting trust agreement, proxy or other Contract or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests. None of the Company Entities have granted any fixed or floating security interests with respect to their respective Equity Interests (or the Equity Interests of any other Company Entities) that are outstanding.

Section 4.08. Joint Ventures.

(a) Section 4.08(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of the jurisdiction of organization and the percentage of the outstanding ownership interest and the names of record holders of any outstanding Equity Interests of each Material Joint Venture (all such Equity Interests of Material Joint Ventures, “Material Joint Venture Interests”) and each Other Joint Venture (all such Equity Interests of Other Joint Ventures, “Other Joint Venture Interests”).

(b) All of the Material Joint Venture Interests and Other Joint Venture Interests are owned, directly or indirectly, by the applicable Company Entities free and clear of any Lien, other than Permitted Liens, Liens contained in the applicable Organizational Documents of the Material Joint Ventures or the Other Joint Ventures (true, correct and complete copies of which have been made available by Sellers to Buyer), or restrictions on transfer arising under Applicable Law relating to securities. To the Actual Knowledge of Sellers, none of Sellers nor any Company Entity is in violation of any of the provisions of the Organizational Documents of the Material Joint Ventures or the Other Joint Ventures. To the Actual Knowledge of Sellers, the Material Joint Venture Interests and Other Joint Venture Interests are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of preemptive or other similar rights or any Applicable Law relating to securities.

(c) To the Actual Knowledge of Sellers, each Material Joint Venture and Other Joint Venture is (i) duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to own, lease and operate its material assets and properties and to conduct its business as now conducted, except for where the failure to be so duly organized, validly existing or in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, and (ii) duly qualified to do business as a foreign corporation (or other applicable business entity) and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(d) To the Actual Knowledge of Sellers and other than as set forth in the Organizational Documents of the Material Joint Ventures or Other Joint Ventures, and other than the Material Joint Venture Interests and the Other Joint Venture Interests, there are no other Equity Interests of the Material Joint Ventures or Other Joint Ventures authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, conversion rights, stock appreciation rights, redemption rights, repurchase rights, subscriptions, rights (including any preemptive rights), calls or Contracts or arrangements of any character whatsoever, relating to the Equity Interests in the Material Joint Ventures or Other Joint Ventures, under which any of the Material Joint Ventures or Other Joint Ventures is or may become obligated to issue or sell, redeem or repurchase, or give any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of any of the Material Joint Ventures or Other Joint Ventures, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests of any of the Material Joint Ventures or Other Joint Ventures. To the Actual Knowledge of Sellers and other than as set forth in the Organizational Documents of the Material Joint Ventures or Other Joint Ventures, (i) the Material Joint Venture Interests and the Other Joint Venture Interests are not subject to any voting trust agreement, proxy or other Contract or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests and (ii) none of the Material Joint Ventures or Other Joint Ventures have granted any fixed or floating security interests with respect to their respective Equity Interests that are outstanding.

Section 4.09. Financial Statements.

(a) Section 4.09(a) of the Company Disclosure Schedule sets forth true, correct and complete copies of: (i) the audited consolidated balance sheet of Sub-Aggregator as of December 31, 2021 (the “Balance Sheet”) and the related audited, consolidated statement of operations and comprehensive loss, consolidated statement of deficit and consolidated statement of cash flows for the fiscal year ended December 31, 2021; (ii) the audited consolidated balance sheet of Sub-Aggregator as of December 31, 2020 and the related audited, consolidated statement of operations and comprehensive loss, consolidated statement of deficit and consolidated statement of cash flows for the fiscal year ended December 31, 2020; and (iii) the unaudited condensed consolidated balance sheet of Sub-Aggregator as of June 30, 2022 and the related unaudited condensed consolidated statement of operations and comprehensive income, unaudited condensed consolidated statement of equity (deficit) and unaudited condensed consolidated statement of cash flows of Sub-Aggregator for the six-months ended June 30, 2022 (clauses (i), (ii) and (iii), collectively, including the related notes and schedules thereto, the “Financial Statements”). The Financial Statements fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, with respect to the unaudited financial statements, for normal and recurring year-end adjustments), the consolidated financial position of Sub-Aggregator, as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended, and in the case of the Financial Statements in clause (iii), with the exception of the absence of recurring normal audit adjustments and certain notes or other textual disclosures required under GAAP.

(b) The Company Entities maintain a system of internal accounting controls appropriate for a business of similar size and nature designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

Section 4.10. Absence of Certain Changes.

(a) From the Balance Sheet Date to the date of this Agreement, except in connection with this Agreement and the transactions contemplated herein, (i) the business of each Company Entity and the business of the Company Entities, taken as a whole, has been conducted in the Ordinary Course in all material respects, (ii) to the Actual Knowledge of Sellers, the business of each Material Joint Venture has been conducted in the Ordinary Course in all material respects, and (iii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) From the Balance Sheet Date to the date of this Agreement, no Company Entity has taken any action that would require Buyer’s consent pursuant to Section 7.01(b)(i), Section 7.01(b)(ii), Section 7.01(b)(iii), Section 7.01(b)(iv), Section 7.01(b)(vi), Section 7.01(b)(vii), Section 7.01(b)(viii), Section 7.01(b)(ix), Section 7.01(b)(xi), Section 7.01(b)(xix), Section 7.01(b)(xx), Section 7.01(b)(xxii) or, to the extent relating to the foregoing, Section 7.01(b)(xxiii) if such actions were taken after the date hereof, but prior to the earlier of the Closing and the termination of this Agreement.

Section 4.11. No Undisclosed Material Liabilities. There are no Liabilities of any Company Entity, other than (a) Liabilities provided for in the Financial Statements or disclosed in the notes thereto; (b) Liabilities incurred in the Ordinary Course since the Balance Sheet Date; (c) Liabilities incurred in connection with the transactions contemplated by this Agreement; (d)

Liabilities arising from compliance with Applicable Law; (e) Liabilities arising from performance obligations under Contracts (excluding Liabilities arising as a result of any default or breach thereunder by a Company Entity) and (f) other undisclosed liabilities which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.12. Material Contracts.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of binding Contracts to which any Company Entity is a party falling within the following categories and existing as of the date hereof, and in each case excluding any Contracts to which only Company Entities are party (collectively, the “Material Contracts”):

(i) any Contract (other than purchase orders or statements of work entered into in the Ordinary Course) with a Key Supplier or a Key Customer, providing for, or pursuant to which would reasonably be expected to result in, either (A) annual payments by the Company Entities of $5 million or more, (B) annual revenue to the Company Entities of $5 million or more or (C) revenue to the Company Entities of $10 million or more over the term of the Contract;

(ii) any Contract (other than purchase orders or statements of work entered into in the Ordinary Course) not with a Key Supplier or a Key Customer, for the purchase, sale, lease or other disposition of real or personal property, services, equipment or other tangible assets or materials providing for, or pursuant to which would reasonably be expected to result in, either (A) annual payments by the Company Entities of $10 million or more, (B) annual revenue to the Company Entities of $10 million or more or (C) revenue to the Company Entities of $10 million or more over the term of the Contract;

(iii) any Contract establishing (A) any Material Joint Venture or (B) any other joint venture, strategic alliance or teaming arrangement that is or would reasonably be expected to be material to the Company Entities, taken as a whole;

(iv) any Government Contract providing for either (A) annual payments by the Company Entities of $10 million or more or (B) annual revenue to the Company Entities of $10 million or more;

(v) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which any Company Entity has material outstanding obligations;

(vi) the Credit Agreements and any other Contract to which any Company Entity is obligor or guarantor relating to Indebtedness, except any such Contract with an aggregate outstanding principal amount not exceeding $5 million;

(vii) any Contract under which any Company Entity (A) has made or agreed to make any loan, advance or assignment of payment to, or (B) made any capital contribution to, or other investment in, any Person (other than any Company Entity), or guaranteed or agreed to guarantee any of the foregoing, except any such Contract with an aggregate amount of such an obligation not exceeding $10 million;

(viii) any Contract that obligates any Company Entity to make any capital expenditure or investment in excess of $10 million;

(ix) any Contract granting any Person (other than any other Company Entity) a Lien, in each case, other than a Permitted Lien, on material assets or properties of any Company Entity;

(x) the Company Name License Agreements and any other Contract that is material to business of any Company Entity and pursuant to which any Company Entity: (A) obtains a license to, a covenant not to be sued under, or other right to use any Intellectual Property Right of a third party (other than (1) licenses for off-the-shelf software generally available to the public on non-discriminatory pricing terms, (2) non-exclusive licenses of Intellectual Property Rights that are not material to the business of any Company Entity and that are incidental to the transaction contemplated by the Contracts containing such licenses, where the purpose of such Contracts is primarily something other than the license of such Intellectual Property Rights, or (3) licenses for Open Source software) or (B) grants a license to, a covenant not to be sued under, or other right to use any Company-Owned Intellectual Property Right (other than non-exclusive licenses granted in the Ordinary Course that are not material to the business of any Company Entity and that are incidental to the transaction contemplated by the Contracts containing such licenses, where the purpose of such Contracts is primarily something other than the license of such Company Intellectual Property Rights);

(xi) any Labor Agreement;

(xii) any Contract with a Key Employee providing for compensation (including deferred compensation);

(xiii) any Contract providing for indemnification obligations of any Company Entity not entered into in the Ordinary Course;

(xiv) any Contract providing for “most favored customer” or similar terms that limit any Company Entity’s right to set pricing independently of any other Contract, in a manner that is or would reasonably be expected to be material to the Company Entities, taken as a whole;

(xv) any Contract granting a third Person any right of first refusal, right of first offer, right of first negotiation or similar right in a manner that is or would reasonably be expected to be material to the Company Entities, taken as a whole;

(xvi) any Contract containing covenants expressly limiting in any material respect the freedom of any Company Entity to compete with any Person or operate in any jurisdiction, or containing any exclusivity, standstill or non-solicitation (other than relating to employees) obligation binding on any of the Company Entities;

(xvii) any Contract that prohibits or restricts in any material respect the right of any Company Entity to make, sell, supply, market or distribute any products or services sold or provided by any Company Entity;

(xviii) any Contract with a Seller or any of its Affiliates (other than the Company Entities, Material Joint Ventures or Other Joint Ventures) (“Intercompany Agreements”);

(xix) any Contract that provides for potential revenue to the Company Entities of $10 million or more over the term of the Contract;

(xx) any Contract involving a resolution or settlement of any Action where the amount paid in the resolution or settlement exceeds $20 million; or

(xxi) any Real Property Lease that is a lease, sublease or other occupancy agreement providing for the lease or sublease by a Company Entity of real property at an annual base rent in excess of $5 million.

(b) Sellers have made available to Buyer a true, correct and complete copy (including all amendments or modifications thereto) of each Material Contract. Each Material Contract is a legal, valid and binding agreement of one or more Company Entities, and is in full force and effect, and is enforceable against the applicable Company Entity party thereto, and, to the knowledge of Sellers, each other party thereto, in accordance with the terms thereof (subject to the Remedies Exception). No Company Entity or, to the knowledge of Sellers, any other party is, or is alleged to be, in material default or breach under the terms of any such Material Contract, except for any such defaults or breaches which would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. Without limitation of the foregoing, no Credit Agreement Default has occurred that would reasonably be expected to result in a failure of the condition set forth in Section 8.01(b)(iv); provided that, solely for purposes of this Section 4.12(b), the following phrase shall be disregarded in the definition of Credit Agreement Default: “of which Sellers have, as of such date of determination, (i) Actual Knowledge of Sellers or (ii) received written notice from the Administrative Agent (as defined in the applicable Credit Agreement referenced in this clause (a)).”

Section 4.13. Litigation. There are, and, since January 1, 2020, there have been, no Actions pending or, to the knowledge of Sellers, threatened or under investigation against, any Company Entity or against, to the Actual Knowledge of Sellers, any Material Joint Venture that is, was or would reasonably be expected to be material to the Company Entities, taken as a whole. No Company Entity or, to the Actual Knowledge of Sellers, Material Joint Venture, is, or since January 1, 2020 has been, subject to any outstanding order, writ, injunction or decree that is, was or would reasonably be expected to be material to the Company Entities, taken as a whole.

Section 4.14. Compliance with Laws; Permits.

(a) Since January 1, 2020, the Company Entities and, to the Actual Knowledge of Sellers, the Material Joint Ventures, have been in compliance with all Applicable Law, except where the failure to be in compliance with such Applicable Law would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. Since January 1, 2020, none of the Company Entities or, to the Actual Knowledge of Sellers, the Material Joint Ventures, has received any notice or other communication from any Governmental Authority or other Person regarding any actual or alleged violation of any Applicable Law, except where any such actual or alleged violation would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(b) Since January 1, 2020, the Company Entities have held all permits, licenses, clearances, variances, exemptions, authorizations, orders and approvals of all Governmental Authorities (collectively, other than the Nuclear Licenses and Environmental Permits, “Permits”) necessary to own, lease or operate their material assets and material properties and to operate their respective businesses, except where the absence of any such Permit would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole; provided that, for the avoidance of doubt, “Permits” does not include Environmental Permits or the Nuclear Licenses, which are addressed exclusively in Section 4.22 and Section 4.23, respectively. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Sellers, threatened which would reasonably be expected to result in the revocation or termination of any such Permit, except for any such revocation or termination that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(c) Since January 1, 2020, none of the Company Entities has failed to make in a timely fashion any application or other filing required for the renewal of any Permit, which failure would reasonably be expected to result in the termination, revocation, suspension or adverse modification of such Permit, except for any such termination, revocation, suspension or adverse modification that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.15. Insurance. All material insurance policies held by or for the benefit of the Company Entities (“Insurance Policies”) are in full force and effect, all premiums with respect thereto that are due and payable have been accrued or paid (other than retroactive or retrospective premiums which may be payable in the future with respect to nuclear liability insurance, nuclear property insurance or retrospectively rated coverages), and, as of the date of this Agreement, no written notice of cancellation, non-renewal, termination, avoidance, rescission or material change in coverage has been received by any of the Company Entities with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. The Insurance Policies are sufficient for compliance, in all material respects, with Applicable Law. There are no pending insurance coverage claims notified or asserted by the Company Entities under the Insurance Policies or under any insurance policies that were previously in effect as to which any insurer has denied coverage in whole or in part, or has reserved its rights to deny coverage in whole or in part, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.16. Company Products.

(a) As of the date of this Agreement, no customer or other Person has asserted in writing, or, to the knowledge of Sellers, threatened, any claim to and against any Company Entity (i) under or based upon any warranty provided by or on behalf of any Company Entity, or (ii) under or based upon any other warranty for any Company Product, in the case of each of clauses (i) and (ii), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(b) Since January 1, 2020, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, there have been no Actions asserted in writing, or, to the knowledge of Sellers, threatened, against any of the Company Entities with respect to any Company Product.

(c) There are no material defects, malfunctions or nonconformities in any Company Product, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.17. Properties.

(a) The Company Entities have good title to, or in the case of leased property have valid leasehold interests in, all personal property (tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date except for properties sold since the Balance Sheet Date in the Ordinary Course or where the failure to have such good title or valid leasehold interests would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(b) Section 4.17(b) of the Company Disclosure Schedule lists, as of the date hereof, all material real property owned in fee simple by any Company Entity (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, the “Owned Real Property”). No Company Entity owns any material real property other than the Owned Real Property. Sellers have provided true, correct and complete copies of each deed and other instrument (as recorded or registered in the applicable local land records) by which the Company Entities acquired each parcel of Owned Real Property and true, correct and complete copies of each title insurance policy, commitment, opinion, abstract or survey in the possession of the Company Entities with respect thereto. With respect to each parcel of Owned Real Property: (i) a Company Entity has good and valid indefeasible fee simple title thereto, free and clear of all Liens, other than Permitted Liens; (ii) no Company Entity has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and to the knowledge of Sellers, there is no Person other than a Company Entity in possession of such Owned Real Property; (iii) there are no unrecorded outstanding options, rights of first offer, rights of first refusal, or other contractual rights to purchase, acquire, sell, assign, or dispose of such Owned Real Property or any portion thereof or interest therein; (iv) there are no ongoing construction projects or alterations affecting such Owned Real Property with an aggregate value of $10 million or more being performed by, or on behalf of, any Company Entity; and (v) no Company Entity has collaterally assigned or granted any other security interest in such Owned Real Property or any portion thereof or interest therein (other than Permitted Liens).

(c) Section 4.17(c) of the Company Disclosure Schedule sets forth, as of the date hereof, the address of each parcel of real property currently leased, subleased, licensed or otherwise occupied by any Company Entity (the “Leased Real Property”). With respect to each parcel of Leased Real Property: (i) a Company Entity holds a good, valid and subsisting leasehold, subleasehold or license interest thereto pursuant to the underlying Real Property Lease, free and clear of all Liens, other than Permitted Liens; (ii) to the knowledge of Sellers, there are no material disputes with respect to such underlying Real Property Lease; (iii) no Company Entity has assigned, subleased, licensed or transferred any interest in such Leased Real Property or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof and to the knowledge of Sellers, there is no Person in possession of such Leased Real Property other than the Company Entity party to the Real Property Lease and the applicable Company Entity’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed; and (iv) no Company Entity owes, nor will owe in the future, any brokerage commissions or finder’s fees with respect to such Real Property Lease. Since January 1, 2020, no Company Entity or, to the knowledge of Sellers, any other party is, or is alleged to be, in material default or breach, under any of the Real Property Leases, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(d) The Real Property comprises all of the material real property used by the Company Entities in the operation of their respective businesses as currently conducted, and includes all of the material appurtenances and beneficial easements that are necessary and sufficient for the operation of such businesses as currently conducted.

(e) No material portion of the Real Property has been damaged or destroyed by fire or other casualty that has not been restored and the costs therefor fully paid, except as would not, individually or in the aggregate, be material to the Company Entities, taken as a whole.

(f) Since January 1, 2020, no Seller or Company Entity has received written or, to the knowledge of Sellers, oral, notice of, and there is no pending or, to the knowledge of Sellers, threatened, condemnation, eminent domain, taking, or similar legal proceeding relating to any Real Property or any portion thereof. To the knowledge of Sellers, the use and operation of the Real Property in the conduct of the Company Entities’ businesses as currently conducted do not violate, in any material respect, any Applicable Law or any Lien affecting any Real Property.

Section 4.18. Intellectual Property and Data Privacy.

(a) Set forth in Section 4.18(a) of the Company Disclosure Schedule is a true, correct and complete list, as of the date hereof, of all Company Registered IP, including for each item of Company Registered IP, the title, application number, filing date, jurisdiction, registration, issuance or grant date, and registration, issuance or grant number. All material Company Registered IP (other than Patent applications, applications to register Marks or Copyrights, or any other material Company Registered IP, in each case, which the Company Entities have abandoned, cancelled or allowed to lapse in their reasonable business judgment) is subsisting and in full force and effect and, to the knowledge of Sellers, is not invalid or unenforceable. With respect to each item of material Company Registered IP, all necessary filing, examination, registration, maintenance, renewal and other fees and taxes due on or prior to the date hereof have been timely paid in full (and any such amounts due on or prior to the Closing Date will be timely paid in full), and all necessary documents (including responses to office actions) and certificates have been timely filed for the purposes of maintaining such material Company Registered IP, in each case in accordance with Applicable Law and to avoid loss or abandonment thereof. The Company Entities have met their obligations to disclose all facts, information or circumstances, including any facts or information that would constitute prior art, that would preclude the issuance of or otherwise affect any pending applications for any material Company Registered IP or the Company Entities’ rights thereto. No Mark (whether registered or unregistered) included in the Company-Owned Intellectual Property Rights or exclusively licensed to any Company Entity that is, in each case, material to the business of the Company Entities conflicts or interferes with any Mark (whether registered or unregistered) owned or applied for by any other Person, and the Company Entities have taken commercially reasonable steps to police the use of each of the material Marks owned by any Company Entity (“Material Marks”) or exclusively licensed to any Company Entity (“Exclusively Licensed Marks”), in each jurisdiction where the Material Marks or Exclusively Licensed Marks have been used in connection with any material Company Products. No Company-Owned Intellectual Property Rights and, to the knowledge of Sellers, no material Company Intellectual Property Rights licensed to any Company Entity, in each case, are subject to any outstanding order, judgment, ruling, stipulation or compulsory or confirmatory licensing terms entered or imposed by any court or any administrative or arbitration tribunal (i) that restricts or limits in any manner the use, practice, exploitation, assignability, transfer, or licensing thereof by any Company Entity or (ii) which restricts or limits the ownership, use or practice, right to use or practice, right to register, registration, priority, duration, validity or enforceability of such Company Intellectual Property Rights, in the case of each of clauses (i) and (ii), in a manner that would reasonably expected to be material to the Company Entities, taken as a whole.

(b) One or more of the Company Entities owns, and, to the Actual Knowledge of Sellers, solely and exclusively owns (other than with respect to joint ownership rights of Governmental Authorities, universities, colleges, research institutions or other educational institutions), each item of material Company-Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens). A Company Entity has the right to bring a claim or suit (and to recover any damages, royalties, costs or other recoverable amounts) against any other person for past, present or future infringement of any Company-Owned Intellectual Property Rights.

(c) Except as would not be material to the Company Entities, taken as a whole, the Company Entities’ development, sale, advertising, marketing, servicing, distribution or other commercial exploitation of the Company Products, and the conduct and operation of the business of the Company Entities, (i) have not since January 1, 2020 infringed upon (directly, contributorily, by inducement or otherwise), misappropriated, diluted (solely with respect to Marks) or violated, and do not infringe upon (directly, contributorily, by inducement or otherwise), misappropriate, dilute (solely with respect to Marks) or violate, any Intellectual Property Rights of any third party, provided that, with respect to Patents, the foregoing representation and warranty is made only to the knowledge of Sellers, and (ii) do not constitute and have not since January 1, 2020 constituted unfair competition or unfair trade practices under Applicable Law. (A) No Action is pending, or, to the knowledge of Sellers, has been threatened, against any Company Entity in writing since January 1, 2020, that (1) challenges the ownership, use or practice, right to use or practice, right to register, registration, priority, duration, validity or enforceability of any material Company-Owned Intellectual Property Rights or (2) alleges that any Company Entity has infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person in any material respect or engaged in any material respect in unfair competition or unfair trade practices under Applicable Law (in each case (1) and (2), other than proceedings before any Governmental Authority in the ordinary course of prosecuting or maintaining Registered IP), (B) no material Company Registered IP is the subject of any material litigation, interference, derivation, post-grant, reissue, reexamination, opposition, cancellation or similar Action and no such Action is or, to the knowledge of Sellers, has been threatened in writing with respect to any of the material Company Registered IP (other than proceedings before any Governmental Authority in the ordinary course of prosecuting or maintaining Registered IP), and (C) to the knowledge of Sellers, there is no substantial basis for any such claim in (A) or (B). No Company Entity has received any written notice since January 1, 2020 asserting that such infringement, misappropriation or violation has occurred. Since January 1, 2020, no Company Entity has received any written request or invitation to take a license under any Patents owned by a third party that could reasonably be construed as a notice of infringement and that would be material to the Company Entities, taken as a whole. Except as would not be material to the Company Entities, taken as a whole, the Company-Owned Intellectual Property Rights together with any Intellectual Property Rights licensed to the Company Entities constitute all of the Intellectual Property Rights necessary for, or otherwise used in, the conduct of the business of the Company Entities. Since January 1, 2020, no Company Entity has received any opinion of counsel that any Company Product or the operation of the business of the Company Entities as previously since January 1, 2020 or currently conducted by the Company Entities, infringes or misappropriates or uses or discloses without authorization any Intellectual Property Rights in a manner that would be material to the Company Entities, taken as a whole.

(d) The Company Entities have taken commercially reasonable steps to protect their respective rights to all material Company-Owned Intellectual Property Rights and to maintain the confidentiality of all material Trade Secrets and other confidential information of the Company Entities with respect to which any Company Entity owes an obligation of confidentiality to a third party. No material Trade Secret included in the Company-Owned Intellectual Property Rights has been disclosed by any Company Entity, or, to the knowledge of Sellers, by any third party, other than to employees, contractors, consultants, representatives and agents of any Company Entity or other Persons, in each case, who have executed written agreements with confidentiality provisions that reasonably protect such Trade Secret against unauthorized disclosure and use or who otherwise have an equivalent professional duty to protect such Trade Secret against unauthorized disclosure and use. No Company Entity has received any written notice from any Person that there has been an unauthorized use or disclosure of any material Trade Secret of any Company Entity.

(e) No material source code owned by any Company Entity and used in any Company Products (collectively the “Company Source Code”) has been licensed, distributed, made available or otherwise provided by any Company Entity to any Person (including to any Governmental Authority), except for disclosure: (i) to employees, contractors, consultants, representatives and agents of any Company Entity on a need to know basis who (A) are bound by written agreements with confidentiality provisions that reasonably protect such Company Source Code against unauthorized disclosure and use or (B) otherwise have a duty to protect such Company Source Code against unauthorized disclosure or use; (ii) to a Governmental Authority as necessary under the Nuclear Laws to support the Company Entities’ business where such disclosure is made subject to applicable protections for proprietary information, including the U.S. Freedom of Information Act, 5 U.S.C. § 552, the NRC’s regulations in 10 C.F.R. § 2.390, and similar Applicable Law or (iii) to escrow agents under source code escrow agreements with such escrow agents that include reasonable non-disclosure provisions. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would require the delivery, license or other disclosure of any Company Source Code to any third party. Without limiting the foregoing, no condition has occurred that would be sufficient to entitle any beneficiary under any source code escrow arrangement under which any Company Entity has deposited any such Company Source Code to require release of such Company Source Code from such escrow. To the Actual Knowledge of Sellers, the consummation of the transactions contemplated hereby will not satisfy any condition of release of Company Source Code from escrow, where such release of Company Source Code would be material to the Company Entities, taken as a whole.

(f) Except as would not be material to the Company Entities, taken as a whole, the Company Entities have taken commercially reasonable steps to maintain and protect the performance, confidentiality, integrity, redundancy, continuous operation and security of the Company IT Systems. Since January 1, 2020, there have not been (i) any material unauthorized intrusions or breaches of the security of the Company IT Systems owned or controlled by the Company Entities, (ii) any material malfunctions of the Company IT Systems owned or controlled by the Company Entities, or (iii) any material unplanned downtime or service interruption with respect to the Company IT Systems owned or controlled by the Company Entities, and to the knowledge of Sellers, since January 1, 2020, none of the foregoing in clause (i), (ii) or (iii) has occurred with respect to any Company IT Systems owned and controlled by any third party in a manner that would be material to the Company Entities, taken as a whole. Without limiting the foregoing, the Company Entities have taken commercially reasonable steps and have implemented commercially reasonable procedures designed to protect the Company IT Systems (including software and data stored thereon) from Contaminants. As used herein, “Contaminants” means all “back doors,” “time bombs,” “Trojan horses,” “worms,” “drop dead devices,” “viruses” and other software routines and hardware components that may or may be used to (A) permit unauthorized access to or unauthorized disablement or erasure of any software, data or information technology system or (B) otherwise interrupt, destroy or otherwise materially adversely affect the functionality or operation of any Company Product in an unauthorized manner. For all material software used by the Company Entities in providing services, or in developing or making available any of the Company Products, the Company Entities have taken commercially reasonable steps to implement appropriate material security patches or appropriate material upgrades that are generally available for that software. Except as would not be material to the Company Entities, taken as a whole, all Company Source Code is maintained in a source code management system with commercially reasonable revision history, management, tracking and security measures and safeguards. The Company Entities have commercially reasonable disaster recovery plans, procedures and facilities.

(g) Since January 1, 2020, the Company Entities have materially complied with all Privacy Laws and all of the Company Entities’ respective policies and contractual obligations relating to the collection, use, storage, sharing or transfer of Personal Information. The Company Entities have reasonable safeguards in place designed to protect Personal Information in its possession or under its control against loss, theft, or unauthorized use or disclosure. Since January 1, 2020, there have been no breaches involving Personal Information in the possession or control of the Company Entities, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. Since January 1, 2020, no Company Entity has received any written notice of any claims of, or been charged by any Governmental Authority with, the violation of any Privacy Laws concerning the collection, use, storage, sharing, and transfer of Personal Information, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(h) No Company-Owned Intellectual Property Rights that are exclusively licensed by any Company Entity to any Person (other than another Company Entity) are used in or necessary for the conduct of the business of the Company Entities as currently conducted.

(i) The Company Entities have taken commercially reasonable steps to (i) assert their rights to any material Company-Owned Intellectual Property Rights delivered under any Government Contract or Government Bid sufficiently so as to minimize the scope of any Governmental Authority rights in such Company-Owned Intellectual Property Rights, and (ii) make any subject invention disclosures to Governmental Authorities as required under any Government Contract or Applicable Law to protect the Company Entities’ interest in any material inventions developed or first reduced to practice by or on behalf of the applicable Company Entity under such Government Contract.

(j) The Company Entities have secured from all of their employees and, to the knowledge of Sellers, their consultants and independent contractors, in each case who independently or jointly contributed to the conception, reduction to practice, creation or development of any material Company Product or material Company-Owned Intellectual Property Rights, sole and exclusive ownership of all such third party’s Intellectual Property Rights in such contribution that the Company Entities did not already own by operation of law. Without limiting the foregoing, the Company Entities have a policy requiring all employees, consultants and contractors who participate in the development of any material Intellectual Property Rights or who have access to material Trade Secrets, to execute an agreement containing confidentiality and assignment provisions substantially the same substance to the Company Entities’ standard form, which form Sellers have made available to Buyer. The Company Entities have enforced such policy, except for any failures to enforce that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. To the knowledge of Sellers, no employee, consultant or contractor of the Company Entities is in breach of any such agreement in any material respect.

(k) Since January 1, 2020, no Company Entity has brought any Action, or has provided any written notice, claiming any third party has misappropriated, infringed, diluted (solely with respect to Marks) or violated any material Company-Owned Intellectual Property Rights or other Company Intellectual Property Rights material to the Company Entities, taken as a whole (including any such Company Intellectual Property Rights exclusively licensed to a Company Entity) nor, to the knowledge of Sellers, has any third party committed any such misappropriation, infringement, dilution or violation that could reasonably form the basis of such an Action from any Company Entity since January 1, 2020.

(l) To the knowledge of Sellers, except as would not reasonably be expected to be material to the Company Entities, taken as a whole, the execution, delivery and performance by the Company Entities of this Agreement, including the consummation of the transactions contemplated hereby, will not, with respect to any Material Contract to which any Company Entity is a party, (i) result in Buyer or any of its Affiliates granting, or being obligated to grant, to any third party any rights (including expanded rights) with respect to Company-Owned Intellectual Property Rights or (ii) result in any obligation to pay any royalties or other payments to any third party at a rate in excess of that which is payable by the Company Entities had the transactions contemplated hereby not occurred.

(m) Since January 1, 2020, no Company Entity has received any written notice or written complaint that it has failed to comply in any respect with the terms and conditions of any license to any Open Source, except for any such failure to comply that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. No Company Entity is in breach of or has breached, in each case in any material respect, any of the material terms or conditions of any license to any Open Source. No Company Entity has (i) incorporated Open Source into, or combined Open Source with, any material Company-Owned Intellectual Property Rights or material Company Products, (ii) distributed Open Source in conjunction with any Company Products or (iii) used Open Source, in the case of each of clauses (i), (ii) or (iii) in such a way that creates, or purports to create, obligations for any Company Entity to grant rights to any third party to any material Company-Owned Intellectual Property Rights or grants, or purports to grant, to any third party, any rights, licenses, or immunities under any material Company-Owned Intellectual Property Rights (including the incorporation, distribution or use of any Open Source that requires or could require, as a condition of use, modification or distribution of such Open Source, that other software incorporated into, combined with, derived from or distributed with such Open Source be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) redistributable at no charge). No Company Entity has distributed or made available, or agreed to distribute or make available (including by contribution to an open source project or community), as Open Source any material software developed or owned by the Company Entities that the Company Entities intended to remain proprietary to the Company Entities.

(n) No Company Entity is a member of or party to any patent pool, standards-setting organization, multi-party special interest industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Copyrights or Patents to any Person or to refrain from asserting any existing or future Copyrights or Patents against any Person.

(o) To the knowledge of Sellers, no current or former employee, consultant or independent contractor of any Company Entity, who was involved in, or who contributed to, the creation or development of any material Company-Owned Intellectual Property Rights, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for a Company Entity.

Section 4.19. Employees.

(a) Sellers have made available to Buyer a list (current as of the date set forth therein) of all Company Employees and the following information for each such Company Employee: his or her (i) title; (ii) hire date; (iii) current base salary or hourly wage; and (iv) principal place of employment or, in the case of former employees of Bartlett Holdings, LLC or its Subsidiaries that are Company Entities, the state in which the employee works.

(b) Set forth in Section 4.19(b) of the Company Disclosure Schedule is a list of each Company Employee who is, as of the date set forth therein, at the Senior Vice President level or above, including (x) chief officers (including a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer), (y) Presidents and (z) Executive Vice Presidents (each, a “Key Employee”), whether working in or outside the United States. With respect to each Key Employee, Sellers have made available to Buyer true, correct and complete copies of the following documents: (i) all offer letters and employment contracts, including any amendments thereto, and (ii) any restrictive covenant agreements, change in control agreements, severance agreements and indemnification agreements.

(c) Section 4.19(c) of the Company Disclosure Schedule sets forth each Labor Agreement to which any Company Entity is a party (or is covered by as a result of membership or participation in a trade association or multiemployer bargaining association). Since January 1, 2020: (i) to the knowledge of Sellers, no Labor Organization is representing or seeking to represent any Company Employee, has organized or sought recognition by any Company Entity, or has sought to represent any Company Employee, (ii) no Company Entity has established any such Labor Organization, (iii) no Labor Organization has requested or demanded that any Company Entity that is party to or covered by a Labor Agreement extend or include under such Labor Agreement employees or groups of employees not covered by a Labor Agreement, (iv) none of the Company Entities has experienced a labor strike, walkout, work slowdown, work stoppage, picketing, or lockout, and no such activity is pending or, to the knowledge of Sellers, is threatened, (v) no Labor Organization has filed, or, to the knowledge of Sellers, threatened to file, a complaint, grievance or unfair labor practice charge against any Company Entity seeking to extend or include under a Labor Agreement employees or groups of employees not covered by a Labor Agreement, and (vi) the Sellers have implemented safeguards and procedures designed to ensure that integration of the Company Entities does not alter the double-breasting arrangements in such a way that the double-breasting arrangements are no longer legitimate and such that previously non-union employees become union employees; except, in the case of each of clauses (i) through (vi), as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(d) There is no information or consultation required with, or approvals or consent required from, a Labor Organization in relation to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Prior to the date of this Agreement, Sellers have discharged all bargaining obligations with all Labor Organizations including any obligations imposed as a result of a collective bargaining agreement or under Applicable Law.

(e) Since August 1, 2018, (i) no unfair labor practice complaint or unfair labor practice charge has been filed against any Company Entity before the National Labor Relations Board or any other Governmental Authority that progressed to the level of investigation by the National Labor Relations Board or other Governmental Authority or is currently pending, (ii) no charge based on sex, age, race, national origin, disability or any other protected characteristic has been filed against any Company Entity by or before the Equal Employment Opportunity Commission or any other Governmental Authority, and (iii) no other Actions have been filed by or on behalf of any Company Service Provider against any Company Entity arising out of or relating to such Company Service Provider’s employment or engagement by a Company Entity or the termination of such employment or engagement, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(f) The Company Entities are, and at all times since August 1, 2018 have been, in compliance with all Applicable Law relating to labor and employment, including those relating to labor management relations, plant closures and layoffs, wages, hours, overtime, worker classification, discrimination, sexual or other harassment, civil rights, disability rights or benefits, disability accommodation, affirmative action, work authorization, immigration, work authorization, I-9 requirements, protected leave, wage payment, payment and withholding of Taxes, equal opportunity, safety and health, workers’ compensation, employee leave issues, unemployment insurance, mandatory employment-related benefits and continuation coverage under group health plans, except for failures to comply that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(g) Since January 1, 2020, no Company Entity has any liability (i) for any arrears of wages or any penalty for failure to comply with Applicable Law regarding wages or (ii) with respect to any misclassification of any (A) Company Employee currently or formerly classified as exempt from overtime wages or (B) any Company Service Provider classified as other than a Company Employee, except, in each case, for any liability that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. All Company Service Providers who are classified as other than Company Employees have been properly classified, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. To the knowledge of Sellers, none of the Company Entities have any secondary liability with respect to any temporary employee who is leased from a staffing agency or similar third-party entity, except for any such secondary liability as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(h) Since January 1, 2020, the Company Entities have been in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act and any similar Applicable Law relating to plant closings, layoffs or redundancies (collectively, “WARN Act”), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. There have not been any “employment losses” or “layoffs” (as defined in the WARN Act) or similar event during the 90 days prior to the date of this Agreement that, when aggregated with enough similar other events, could result in any obligation on behalf of any Company Entity under the WARN Act.

(i) Since January 1, 2020, (i) to the knowledge of Sellers, no allegations of sexual misconduct, sexual harassment, or other unlawful discrimination or harassment have been made against any Key Employee, and there are no facts or circumstances that would reasonably be expected to give rise to any such allegations, and (ii) no Company Entity, or, to the knowledge of Sellers, any current or former Company Service Provider has entered into any settlement agreements related to allegations of sexual misconduct, sexual harassment, or other unlawful discrimination or harassment by any current or former Company Service Provider; except, in the case of each of clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(j) To the knowledge of Sellers, no Key Employee is a party to, or is otherwise bound by, any agreement, including any employment, consulting, confidentiality, nondisclosure, noncompetition, nonsolicit, or other similar agreement, that in any material way prohibits, adversely affects or restricts the performance of such person’s duties to the Company Entities as presently conducted.

(k) Since August 1, 2018, no Company Entity (nor any predecessor or owner of any part of their respective businesses) has been a party to a relevant transfer for the purposes of TUPE, the EU Directive 2001/23/EC and any implementing or similar Applicable Law affecting any of the Company Service Providers or any other Persons engaged in the Company Entities’ businesses (except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole) and, as of the date of this Agreement, no event has occurred that may involve such persons in the future being a party to such a transfer.

(l) None of the Company Entities has an obligation to indemnify any Company Service Provider for any liabilities that may arise from such Company Service Provider’s service as a trustee, or otherwise as a fiduciary, of a Multiemployer Plan.

Section 4.20. Employee Benefit Plans. Other than in respect of UK Pensions Plans (which are addressed exclusively by Section 4.21):

(a) Set forth in Section 4.20 of the Company Disclosure Schedule is a list as of the date hereof of each material Employee Benefit Plan and separately identifies any such material Employee Benefit Plans maintained outside of the United States. With respect to each material Employee Benefit Plan, Sellers have made available to Buyer true, correct and complete copies of each of the following documents, to the extent applicable: (i) all plan documents and amendments thereto, (ii) the most recent IRS determination letter or opinion letter, as applicable, (iii) the most recent summary plan descriptions, summaries of material modifications, and any other material or nonroutine employee communications for the past three years, (iv) the annual reports on Forms 5500 for the last three plan years, (v) the most recent summary annual report or funding notice for any Employee Benefit Plan for which a summary annual report or funding notice is required to be provided, (vi) any actuarial valuations, (vii) trust agreements, insurance contracts, and administrative services agreements, and, with respect to each Multiemployer Plan, any participation/subscription agreements, (viii) all discrimination, coverage and qualification tests for the most recent plan year to the extent required with respect to the Employee Benefit Plan, and (ix) any material or nonroutine correspondence with a Governmental Authority (including the IRS, United States Department of Labor, and PBGC) relating to such Employee Benefit Plan in the last year.

(b) None of the Company Entities nor any of their respective ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to) or otherwise has liability (whether actual or contingent) with respect to, or has sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or otherwise had liability (whether actual or contingent) in the last six years with respect to (i) any Employee Benefit Plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (a “Pension Plan”), (ii) a Multiemployer Plan, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (as defined under Section 3(40)(A) of ERISA).

(c) With respect to each Pension Plan: (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full; (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred; (iii) all contributions required to be made to any such plan have been timely made and (iv) no such plan is in “at-risk” status (within the meaning of Section 303 of ERISA). With respect to any Multiemployer Plan: (x) all contributions required to be made by the Company Entities or any of their respective ERISA Affiliates to any such plan have been made and (y) neither the Company Entities nor their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(d) Section 4.20(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of: (i) each Multiemployer Pension Plan in which the Company Entities or any of their respective ERISA Affiliates has, or in the last six years had, an obligation to contribute; (ii) each such Multiemployer Pension Plan for which the building and construction industry exemption (as described in Section 4203(b) of ERISA) or other special withdrawal liability rules apply and (iii) (A) each Government Contract that requires any of the Company Entities or any of their respective ERISA Affiliates to contribute to a Multiemployer Pension Plan, (B) the name of such Multiemployer Pension Plan and (C) the duration of each such contract. No Multiemployer Pension Plan to which Sellers contributed in the last six years is in “critical” or “endangered” status, within the meaning of Section 305 of ERISA, as of 2020. Sellers have made available to Buyer a true, correct and complete copy of the most recent funding improvement plan or rehabilitation plan, as applicable, for each Multiemployer Pension Plan that is in critical or endangered status, to the extent such plan has been provided to Sellers.

(e) The Company Entities have timely made all required contributions, distributions, reimbursements and premium payments on account of each Employee Benefit Plan, or have provided adequate reserves that are properly reflected on the books of the Company Entities in accordance with GAAP to the extent such contributions, distributions, reimbursements and premium payments are required to be accrued but not yet paid, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. With respect to each Multiemployer Plan, the Company Entities and each of their respective ERISA Affiliates have timely made all contributions and payments required to be made by such entity to each Multiemployer Plan under the terms of the applicable Labor Agreement, participation agreement, or Multiemployer Plan trust agreement or other governing document that governs such contribution obligation, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(f) None of the Company Entities or any of their ERISA Affiliates have incurred, or are reasonably likely to incur, any liability on account of a “complete withdrawal” or “partial withdrawal” (within the meaning of Sections 4203 and 4205 (or if applicable, 4208(d)(1)) of ERISA, respectively) from any Multiemployer Pension Plan (including as a result of any prior transaction involving any of the Company Entities or any of their ERISA Affiliates). None of the Company Entities or any of their ERISA Affiliates has ever completely or partially withdrawn from any Multiemployer Pension Plan, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. The Company Entities may cease participation with respect to any Multiemployer Plan that is not a Multiemployer Pension Plan (pursuant to the terms of the applicable trust agreement, subscription agreement, or other governing document with the applicable Multiemployer Plan in effect as of the date hereof), without resulting in any liability to the Company Entities for any additional contributions, penalties, premiums, fees, fines or excise Taxes, or other charges or Liabilities, other than (i) such amounts that are accrued but unpaid in the Ordinary Course, (ii) in connection with providing contributions for benefits post-Closing pursuant to the terms of Labor Agreements in effect as of the date hereof or (iii) otherwise as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. No Multiemployer Pension Plan has a right to assess an exit fee or other additional liability (other than statutory withdrawal liability, if applicable) onto any Company Entity upon a cessation of participation in such Multiemployer Pension Plan (pursuant to the terms of the applicable trust agreement, subscription agreement, or other governing document with the applicable Multiemployer Pension Plan in effect as of the date hereof), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(g) None of the Company Entities or, to the knowledge of Sellers, any of their respective ERISA Affiliates has received written notice from any Multiemployer Pension Plan pursuant to Section 4245 of ERISA that it is insolvent. With respect to each Multiemployer Pension Plan, Sellers have made available to Buyer true, correct and complete copies of (i) each estimate, if any, that has been received by any of the Company Entities or any of their respective ERISA Affiliates in the last three years from each Multiemployer Pension Plan setting forth the estimated withdrawal liability that would be imposed by the Multiemployer Pension Plan if any of the Company Entities or any of their respective ERISA Affiliates were to withdraw from the Multiemployer Pension Plan in a complete withdrawal, and the factors and methods used to determine such estimate and (ii) all communications with each Multiemployer Pension Plan related to any material open audits conducted by such plans. There have been no material disputes between any of the Company Entities or any of their respective ERISA Affiliates, on the one hand, and any Multiemployer Pension Plan, on the other hand, with respect to the sufficiency of contribution amounts to such Multiemployer Pension Plan.

(h) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or, if such Employee Benefit Plan is a prototype or volume submitter plan document, such prototype or volume submitter plan document has received a favorable opinion from the IRS that the form meets the tax qualification requirements and the applicable Company Entity is entitled to rely on such favorable opinion) to the effect that such Employee Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code does so qualify, and nothing has occurred that could reasonably be expected to cause the denial or loss of such qualification. Each Employee Benefit Plan that is maintained outside of the United States and that is intended to qualify for favorable Tax treatment does so qualify and all relevant and necessary applications, declarations and approvals in respect of the same have been made or obtained (as applicable), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(i) No “reportable event” (as described in Section 4043(c) of ERISA and the regulations thereunder and determined without regard to whether the PBGC has waived the requirement to report the occurrence of such event) has occurred with respect to any Pension Plan (and no such reportable event shall occur as a result of the of the transactions contemplated by this Agreement), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(j) Each Employee Benefit Plan is and has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(k) No Company Entity has or would reasonably be expected to have any material liability for Taxes under Sections 4975 through 4980 or Sections 4980B through 4980I of the Code. The Company Entities maintain health plans that satisfy the requirements for “minimum essential coverage” under Section 4980H(a) of the Code (as applicable to “applicable large employers” within the meaning of Section 4980H(a) of the Code, without regard to whether any Company Entity is an “applicable large employer”), which minimum essential coverage satisfies an affordability safe harbor under Treasury Regulation Section 54.4980H-5 and provides “minimum value” as defined in Treasury Regulation Section 54.4980H-1(a)(28), and the Company Entities have offered such minimum essential coverage to all “full-time employees” (within the meaning of Section 4980H of the Code) and their dependents.

(l) There are no Actions pending, or to the knowledge of Sellers, threatened, against or related to any Employee Benefit Plan or any fiduciary of any Employee Benefit Plan, in each such individual’s capacity as a fiduciary before any Governmental Authority (including the IRS, the Department of Labor or the PBGC), and, to the knowledge of Sellers, there are no facts or circumstances that would reasonably be expected to give rise to any such Actions, except, in each case, for routine claims for benefits and in all cases, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. To the knowledge of Sellers, no fiduciary of any Employee Benefit Plan has breached its, his or her fiduciary duty with respect to an Employee Benefit Plan, or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Employee Benefit Plan. No Company Entity has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code, and to the knowledge of Sellers, no “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Benefit Plan that would reasonably be expected to result in a material liability to any Company Entity under Section 406 of ERISA or Section 4975 of the Code.

(m) Neither the Company Entities nor any predecessor thereof sponsors, maintains or contributes to any Employee Benefit Plan that provides for post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Company Employees, except as required to avoid excise tax under Section 4980B of the Code for which terminated Company Employees pay the full cost of coverage (each such Employee Benefit Plan, a “Retiree Welfare Plan”). Each Retiree Welfare Plan that is a broad-based plan providing welfare benefits in the United States may be amended to reduce or eliminate benefits or be terminated in its entirety by the Company Entity that sponsors such Retiree Welfare Plan.

(n) Each Employee Benefit Plan is either (i) exempt from Section 409A of the Code or (ii) compliant with Section 409A of the Code and has been administered in compliance with its terms and with the requirements of Section 409A and the regulations, rulings and notices promulgated thereunder so that the additional tax described in Section 409A(a)(1)(B) will not be assessed with respect to benefits payable thereunder, except in each of clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(o) No Company Entity has any obligation to “gross-up”, indemnify for or otherwise reimburse any Taxes (or potential Taxes) imposed (or potentially imposed) on any current or former Company Service Provider under Section 409A or Section 4999 of the Code.

(p) No Employee Benefit Plan is an equity incentive plan, and there are no outstanding vested or unvested equity or equity-based awards, including awards of stock options, stock-based performance units, restricted stock units, stock appreciation rights, restricted stock, dividend equivalent rights, or other rights to acquire any Company Entities Interests.

(q) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (x)(i) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (without regard to Section 280G(b)(4) of the Code); (ii) result in the triggering or imposition of any restrictions or limitations on the rights of the Company Entities to amend or terminate any Employee Benefit Plan; or (iii) entitle the recipient of any payment or benefit to receive a “gross-up” payment for any income or other Taxes that might be owed with respect to such payment or benefit, or (y) assuming the accuracy of the representations and warranties set forth in Section 6.05, (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former Company Service Provider; (ii) increase any benefits otherwise payable under any Employee Benefit Plan or any other arrangement; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) entitle any Key Employee located outside of the U.S. to terminate employment.

Section 4.21. UK Pensions Plans.

(a) Set forth in Section 4.21(a) of the Company Disclosure Schedule is a list as of the date hereof of each material UK Pensions Plan.

(b) Seller has made available to Buyer the following materials (any such materials actually made available, the “UK Pensions Plan Documents”) relating to UK Pensions Plans as far as they relate to current or former Company Employees or any Company Entity:

(i) copies of all currently applicable governing deeds and documents, including explanatory literature issued to members;

(ii) an anonymised list of all Company Employees who are members with details of the rates of contribution payable by them and by a Company Entity in respect of them and such other data as is necessary to establish their respective benefit entitlements;

(iii) a copy of the Inland Revenue/HM Revenue & Customs letter of approval/registration;

(iv) the identity of all present and former participating employers who are Company Entities and the copies of their participation deeds or agreements;

(v) copies of all material documents in relation to the funding of such UK Pensions Plans, including (where applicable) the latest actuarial valuation(s) or report(s), statement(s) of funding principles and schedule(s) of contributions; and

(vi) copies of any guarantee, security, other contingent asset arrangement or other undertaking given by any Company Entity.

(c) The UK Pensions Plan Documents present fairly, in all material respects, the benefits payable, terms and assets and liabilities of each UK Pensions Plan to which any Company Entity has any actual, future, potential or contingent liability or obligation to contribute, and all other matters referred to therein.

(d) Other than in respect of the Westinghouse Electric UK Pensions Plan, no Company Entity has any actual, future, potential or contingent liability or obligation (including under legislation, trust, contract, TUPE, or by way of any guarantee, security, other contingent asset arrangement or other undertaking) to contribute to or in respect of any defined benefit pension scheme or to provide defined benefit pension benefits.

(e) No Company Entity participates in or contributes to, and no Company Employee is, or is eligible to become, a member of, the Combined Nuclear Pension Plan or any predecessor scheme. No Company Entity has any further actual, future, potential or contingent obligation or liability (including under legislation, trust, contract, TUPE, or by way of any guarantee, security, other contingent asset arrangement or other undertaking) to or in respect of the Combined Nuclear Pension Plan or any predecessor scheme. The Combined Nuclear Pension Plan Transfers have taken full effect in accordance with their terms and are, in all material respects, complete.

(f) Other than in respect of the Westinghouse Electric UK Pension Plan and formerly in respect of the Combined Nuclear Pension Plan, no Company Entity is, or has been at any time since April 27, 2004, connected with or an associate of any other company which is, or has been, an employer in relation to a scheme to which Section 38 or 43 of the UK Pensions Act 2004 applies. For these purposes, “connected” and “associate” have the meanings given to them in Sections 249 and 435 of the UK Insolvency Act 1986 respectively and an employer in relation to a scheme has the meaning given in Section 318 of the UK Pensions Act 2004.

(g) Except as would not reasonably be expected to be material to the Company Entities, taken as a whole:

(i) Each Company Entity has complied in all material respects with the governing provisions of the UK Pensions Plans, the legal entitlements of Company Employees and with UK Pensions Laws, including the applicable requirements of (i) Part 1 of the UK Pensions Act 2008, (ii) Part 3 of the UK Pensions Act 2004, (iii) any obligation triggered by operation of TUPE or of Sections 257 or 258 of the UK Pensions Act 2004; (iv) the UK Equality Act 2010, and related current and predecessor legislation in relation to equality and discrimination; and (v) Schedule 8 of the Energy Act 2004 and UK pensions “Fair Deal” guidance.

(ii) none of the Sellers nor any Company Entity is engaged in, involved in, or threatened in writing with, any Action or other complaint in relation to any of the matters in Section 4.21(g)(i) or any Action or other complaint in relation to the benefits or administration of any UK Pensions Plan, and: (A) except for in relation to the Combined Nuclear Pension Plan, to Sellers’ knowledge, there is no fact or circumstance likely to give rise to any such Action or complaint; and (B) in relation to the Combined Nuclear Pension Plan, none of the Sellers nor any Company Entity has been notified of any such fact or circumstance since (and including) July 1, 2022, and to Sellers’ knowledge there was no such fact or circumstance as at July 1, 2022.

(iii) The UK Nuclear Decommissioning Authority and UK Governmental Actuary’s Department have provided confirmations that the terms of the Westinghouse Electric UK Pension Plan satisfy, respectively, the applicable requirements of Schedule 8 of the Energy Act 2004 and UK pensions “Fair Deal” guidance, and no amendments have been made or are planned to those terms which would or could result in the withdrawal of either of those confirmations.

(iv) No financial support direction or contribution notice (under the UK Pensions Act 2004), nor any enforcement action in relation to the offenses in either Section 58A or 58B of the UK Pensions Act 2004, has been issued or threatened by or against any of the Sellers or any Company Entity, and, to the knowledge of Sellers, there is no material current fact or circumstance likely to give rise to any such direction, notice or enforcement action.

(v) No debt has become due under Section 75 UK Pensions Act 1995, including upon the cessation of participation of any former participating employer in an UK Pensions Plan, nor will any such debt become due as a result of Closing. Closing will not result in the termination or winding up of any UK Pensions Plan.

(vi) To the knowledge of Sellers, no triggering event (as defined in the UK Pension Schemes Act 2017) has occurred or is likely to occur in relation to the Aegon Master Trust which would be relevant to the ongoing participation by a Company Entity.

(vii) (A) All lump sum benefits payable in the event of death are fully insured on normal terms with a regulated insurance company and all premiums and other amounts payable under such insurance contracts have been paid in full and on time, (B) to the knowledge of Sellers, there are no grounds on which the insurer might avoid liability under any such contract and (C) the transactions contemplated hereby will not result in the cover for any relevant Person ending.

(viii) This Section 4.21 contains the sole and exclusive representations and warranties of Sellers with respect to UK Pensions Plans.

Section 4.22. Environmental Matters.

(a) The Company Entities and their businesses are and, since August 1, 2018, have been in compliance with all applicable Environmental Laws, which compliance includes the possession at all times since August 1, 2018 of all permits, licenses, clearances, variances, exemptions, authorizations, orders, registrations and approvals, including product certifications, approvals, authorizations, registrations and notifications, required under applicable Environmental Laws (“Environmental Permits”), except where the failure to be in compliance with such applicable Environmental Law would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. To the knowledge of Sellers, there is no basis for termination, adverse modification, or nonrenewal of any material Environmental Permits.

(b) (i) Since August 1, 2018, no written (or to the knowledge of Sellers, other) notice, order, request for information, complaint or penalty has been received by any Company Entity, and (ii) there are no judicial, administrative or other Actions pending or, to the knowledge of Sellers, threatened, against any Company Entities in the case of each of clauses (i) and (ii), which alleges a violation of, or liability under, any Environmental Law or Environmental Permits by any Company Entity that has not been settled, dismissed, paid or otherwise resolved, other than any such violation, liability or resolution that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(c) Since August 1, 2018, the Company Entities and their businesses have not caused the Release of any Hazardous Materials at concentrations in excess of those permitted by applicable Environmental Laws that remains unresolved, other than any such Release or resolution that would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. Except for properties at which remediation has been completed or that the costs for which are appropriately accounted for in the Company Entities’ environmental reserves or decommissioning reserves, no Hazardous Material has been Released or disposed of, or otherwise managed, by or on behalf of the Company Entities at, on or under (i) any real property or facility currently or, to the knowledge of Sellers, formerly owned, leased or operated by any Company Entity or (ii) to the knowledge of Sellers, any other property or facility to which any Company Entity has sent or arranged for the sending of Hazardous Materials for treatment, storage or disposal, in each case in a manner that would be reasonably expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, under any Environmental Law.

(d) The Company Entities are in compliance with respect to any obligations to provide decommissioning financial assurance as required by any Environmental Laws and Environmental Permits for all locations for which Company Entities are or have been engaged in business activities, except where the failure to be in compliance with such obligations would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.23. Nuclear Licenses.

(a) Since August 1, 2018, the Company Entities have been in compliance with all Nuclear Laws, which compliance includes the possession at all times since August 1, 2018 of all Nuclear Licenses necessary for the Company Entities to operate their respective businesses as currently conducted or as conducted since August 1, 2018, as applicable, except where the failure to be in compliance with such applicable Nuclear Laws would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(b) With respect to the Nuclear Licenses: (i) no Company Entity has received any written (or to the knowledge of Sellers, other) notification which remains unresolved that it is in noncompliance with Nuclear Laws or violation of the Nuclear Licenses that would reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole; (ii) there are no Actions pending or, to the knowledge of Sellers, threatened that would reasonably be expected to result in the revocation, termination, adverse modification or amendment of the Nuclear Licenses and would reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(c) All Nuclear Material has been properly accounted for in accordance with the applicable requirements of Nuclear Laws, the Nuclear Licenses and all applicable orders, rules, regulations and decisions of the NRC, the Agreement States, DOE, or other applicable Governmental Authority, except where the failure to do so would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(d) All records required to be kept in accordance with Nuclear Laws and the Nuclear Licenses that are required for the activities of the Company Entities at any location have been kept in compliance with the Nuclear Licenses and Nuclear Laws, except where the failure to be in compliance with such obligations would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole. To the knowledge of Sellers, such records do not contain any fraudulent or intentionally false or misleading statements or information.

(e) The Company Entities are in compliance with respect to any obligations to provide decommissioning funding as required by any Nuclear Licenses and Nuclear Laws for all locations for which Company Entities are or have been engaged in business activities, except where the failure to be in compliance with such obligations would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(f) Since August 1, 2018, the Company Entities and their businesses have not caused the Release of any Nuclear Materials at concentrations in excess of those permitted by applicable Nuclear Laws or Nuclear Licenses that remains unresolved and would reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

Section 4.24. Taxes.

(a) (i) All material Tax Returns that are required to be filed by or with respect to any Company Entity have been timely filed; (ii) such Tax Returns are true, correct and complete in all material respects and (iii) all material Taxes (whether or not shown as due and payable by any Company Entity on such Tax Returns) for which a Company Entity may be liable, including any withholding Tax, have been timely paid, or withheld and remitted, to the appropriate Taxing Authority.

(b) No Company Entity has entered into a written agreement waiving or extending any statute of limitations in respect of any material Taxes, which waiver or extension has not subsequently expired and no written request for such waiver is outstanding.

(c) There are no material claims, audits, Actions or examinations now pending against or with respect to any Company Entity in respect of any Tax, nor has any such claim, audit, Action or examination been threatened in writing. No deficiency for any Taxes has been proposed, asserted or assessed in writing against a Company Entity that has not been resolved or paid in full.

(d) No written claim has been made by a Taxing Authority in a jurisdiction where the Company Entities do not currently file Tax Returns to the effect that any Company Entity is required to file Tax Returns, or is subject to taxation, in such jurisdiction. No Company Entity has a material taxable presence, permanent establishment or nexus or is engaged in a trade or business, in each case other than in and to the jurisdictions in which it currently files Tax Returns.

(e) Other than Permitted Liens, there are no Tax Liens, nor are there any Tax Liens pending or threatened in writing, with respect to any Pre-Closing Tax Period on any of the assets of any Company Entity.

(f) No Company Entity (i) has been a member of an affiliated group filing a consolidated U.S. federal Income Tax Return (other than a group consisting solely of Company Entities) or (ii) has any liability for Taxes of another Person (other than a member of an affiliated group the common parent of which was a Company Entity) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Applicable Law), under any agreement or arrangement, as a transferee or successor or by contract, in each case, other than by reason of a contract entered into in the Ordinary Course and the principal purpose of which is to address matters other than Tax matters.

(g) No Company Entity is a party to, is bound by or has any obligation under any Tax Sharing Agreement.

(h) During the three year period ending on the date hereof, no Company Entity was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(i) No Company Entity has received or applied for a private letter or similar ruling from a Taxing Authority or is bound by any other written ruling of a Taxing Authority or has entered into any other binding written agreement with a Taxing Authority, including any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Applicable Law).

(j) No Company Entity has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2) (or any other transaction requiring disclosure under a similar provision of state, local or non-U.S. Applicable Law).

(k) All payments, by, to or among any of the Company Entities comply in all material respects with all applicable transfer pricing requirements imposed by any Taxing Authority, and all related material documentation required by Applicable Law has been timely prepared or obtained and, if necessary, retained.

(l) Each Company Entity has complied in all material respects with all statutory provisions, rules, regulations, orders and directions in respect of any value added or similar Tax on consumption, and is not a member of a group or consolidation with any other company for the purposes of value added taxation.

(m) Sub-Aggregator is and has been since its formation properly treated as a partnership for U.S. federal income tax purposes. Neither WEC Holdings nor WEC EMEA (i) is classified for U.S. federal Income Tax purposes as a partnership or disregarded entity or (ii) has ever made an election under Treasury Regulation Section 301.7701-3(c) (or any analogous provision of state, local or non-U.S. Applicable Law with respect to Taxes) to be classified as a partnership of disregarded entity for U.S. federal income tax purposes (or such other applicable state, local or non-U.S. Applicable Law with respect to Taxes). Section 4.24(m) of the Company Disclosure Schedule lists the entity classification of each Company Entity for U.S. federal income tax purposes.

(n) No Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting or use of an improper method of accounting for a Pre-Closing Tax Period, (ii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) any deferred revenue or prepaid amount received or paid on or prior to the Closing Date, (iv) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any analogous provision of state, local or non-U.S. Tax Law) or (v) any “closing agreement” as defined in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Applicable Law with respect to Taxes) executed on or prior to the Closing Date.

(o) This Section 4.24 and Section 4.20 contain the sole and exclusive representations and warranties of Sellers with respect to Taxes.

Section 4.25. Anti-Corruption; Trade Controls; Sanctions.

(a) Without limiting the generality of Section 4.14(a), since August 1, 2018, no Company Entity, nor any officer, director, executive, employee, representative, agent, nor, to the knowledge of Sellers, any distributor, sales intermediary, consultant, or other Person acting on behalf of any Company Entity: (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment, or kickback; (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, travel or other unlawful expenses; (iv) has violated or is violating the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada) or any other Applicable Law prohibiting bribery or corruption (“Anti-Corruption Laws”); (v) has, directly or indirectly, made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any (A) foreign or domestic government official or employee, (B) employee of a foreign or domestic government-owned or government-controlled enterprise, (C) foreign or domestic political party, political official, or candidate for political office, (D) officer or employee of a public international organization, (E) other Person acting in an official capacity for or on behalf of any such government, enterprise, party, organization, or (F) officer, director, employee, agent, or representative of another company or organization, in each case in violation of Applicable Law in order to obtain an improper competitive advantage, induce the recipient to violate a lawful duty, receive favorable treatment in obtaining or retaining business, or for any other improper purpose; (vi) is, or has been, to the knowledge of Sellers, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of Anti-Corruption Laws; or (vii) has received notice from, or made voluntary disclosure to, the United States Department of Justice, the United States Securities and Exchange Commission, the UK Serious Fraud Office, or any other Governmental Authority regarding alleged or possible violations of any Applicable Law that prohibits bribery, corruption, fraud, or other improper payments.

(b) Since August 1, 2018, each Company Entity has been in compliance with the trade control aspects of the Atomic Energy Act of 1954, DOE’s regulations in 10 CFR Part 810 regarding Assistance to Foreign Atomic Energy Activities, the NRC’s regulations at 10 CFR Part 110 regarding the import and export of nuclear equipment and material, the U.S. Export Administration Regulations, the International Traffic in Arms Regulations (“ITAR”), Section 999 of the Code, the U.S. customs regulations, the Foreign Trade Regulations, regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Defence Production Act (Canada), the Nuclear Safety and Control Act (Canada), the Export and Import Permits Act (Canada), the Foreign Extraterritorial Measures Act (Canada), and any other U.S., Canadian, United Kingdom, European Union, or (to the extent consistent with U.S. Applicable Law) other non-U.S. Applicable Law pertaining to export and import controls, customs, and antiboycott (“Trade Control Laws”), except where the failure to be in compliance with such applicable Trade Control Laws would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole.

(c) None of the Company Entities have examined, possessed or transferred in Canada any goods or technology identified in the Schedule to the Defence Production Act (Canada).

(d) Since August 1, 2018, (i) each Company Entity has been in compliance with Sanctions, and (ii) no Company Entity has engaged in, nor is now engaging in, directly, or, to the knowledge of Sellers, indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, except as permitted by applicable Sanctions and Trade Control Laws. No Company Entity or director, officer, or employee of any Company Entity, nor, to the knowledge of Sellers, any agent, customer, or Representative thereof or any other Person authorized to act for or on behalf of any Company Entity is a Sanctioned Person or a target of sanctions or other restrictions under Trade Control Laws.

(e) Since August 1, 2018, there have been no claims, complaints, charges, investigations, voluntary or directed disclosures, administrative subpoenas, or proceedings involving any Company Entity pertaining to any Sanctions or Trade Control Laws, and there are no pending or, to the knowledge of Sellers, threatened claims or investigations involving suspected or confirmed violations thereof.

(f) The Company Entities have instituted and maintain policies and procedures designed to ensure continued compliance with Anti-Corruption Laws, Trade Control Laws and Sanctions.

Section 4.26. Government Contracts.

(a) Since January 1, 2020, (i) each of the Company Entities has complied, in all material respects, with all certifications, representations, specifications, testing and inspection requirements, and other terms and conditions of each Government Contract and Government Bid, and has performed all material obligations required to be performed thereunder, (ii) no termination for default or cause, cure notice, show cause notice or other similar notice has been issued by a Governmental Authority or other Person with respect to any Government Contract, (iii) no money due to any of the Company Entities under any Government Contract has been withheld or set-off, and (iv) all invoices and claims (including requests for progress payments and provisional cost payments) submitted under each Government Contract were current, accurate, and complete as of their submission date.

(b) Since January 1, 2020, none of the Company Entities nor any of their principals (as that term is defined in FAR 52.209-5) has been suspended, debarred, or proposed for debarment by any Governmental Authority or otherwise excluded by any Governmental Authority from participating in any procurement or non-procurement programs. None of the Company Entities has taken any action, nor is a party to any Action, that would reasonably be expected to give rise to (i) liability under the False Claims Act or (ii) a claim for price adjustment under the Truthful Cost or Pricing Data Act.

(c) Since January 1, 2020, there have been no actual, or to the knowledge of Sellers, threatened, disputes, claims, requests for equitable adjustment or Actions arising under or relating to any Government Contract or Government Bid (i) asserted by a Governmental Authority or other Person against any of the Company Entities, or (ii) asserted by any of the Company Entities against a Governmental Authority or other Person, in the case of each of clauses (i) and (ii) other than Ordinary Course claims or requests for equitable adjustment where the amount in dispute does not exceed $5 million.

(d) Since January 1, 2020, none of the Company Entities has (i) substantiated any material violation of contract terms or irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid, (ii) made any voluntary or mandatory disclosure to a Governmental Authority arising under or relating to a Government Contract or Government Bid, or (iii) undergone any audit, review, inspection, investigation, survey or examination of records relating to a Government Contract or Government Bid, and no Company Entity is currently going through any such audit, review, inspection, investigation, survey or examination of records (in each case, except for any audit, review, inspection, investigation, survey or examination of records that was conducted in the Ordinary Course or regularly required by any Governmental Authority or Government Contract and have not resulted, and are not reasonably expected to result, in a finding of noncompliance or any material Liability to any Company Entity), and, to the knowledge of Sellers, there is no reasonable basis for any such audit, review, inspection, investigation, survey or examination of records other than in the Ordinary Course or as regularly required by any Governmental Authority or Government Contract.

(e) No Government Contract has, or is currently projected to have, fully burdened costs incurred in excess of the price set forth in the Government Contract, or in the case of flexibly priced (as defined in FAR 52.230-6) or cost reimbursement contracts, fully burdened costs incurred in excess of the ceiling price or funded amount of the Government Contract. The Company Entities do not have any outstanding Government Bids that, if accepted or a Government Contract relating thereto awarded to a Company Entity, is or could reasonably be expected to result in a loss to the Company Entity.

(f) No Company Entity is party to any Government Contract that was set aside or reserved for any Preferred Bidder Status, and, since January 1, 2020, no Company Entity has represented itself as qualifying for any Preferred Bidder Status in connection with any Government Contract or Government Bid.

Section 4.27. Suppliers. Section 4.27 of the Company Disclosure Schedule sets forth true, correct and complete lists of (a) the ten largest suppliers or vendors of products or services to the Company Entities and (b) the five largest sole-source suppliers to the Company Entities, in the case of each of clauses (a) and (b) on a consolidated basis, based on amounts paid or payable in the calendar year ended December 31, 2021 (each, a “Key Supplier”). No Company Entity has any material disputes with any Key Supplier. Since January 1, 2021, no Company Entity has received written notice from any Key Supplier that such Key Supplier intends to terminate its existing relationship with the Company Entities or, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, otherwise adversely modify its relationship with the Company Entities.

Section 4.28. Customers. Section 4.28 of the Company Disclosure Schedule sets forth a true, correct and complete list of the ten largest customers of the Company Entities on a consolidated basis, based on the amounts paid or payable in the calendar year ended December 31, 2021 (each, a “Key Customer”). No Company Entity has any material disputes with any Key Customer. Since January 1, 2021, no Company Entity has received written notice from any Key Customer that such Key Customer intends to terminate its existing relationship with the Company Entities or, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, otherwise adversely modify its relationship with the Company Entities.

Section 4.29. Related Party Transactions. Except (a) for this Agreement and the transactions contemplated hereby, (b) for the Organizational Documents of the Company Entities, Material Joint Ventures or Other Joint Ventures, (c) for any employment agreements, benefit plans, or similar arrangements and (d) for any Contracts or arrangements solely between or among the Company Entities, no (i) Affiliate of any of the Company Entities or any other Person who serves as a director or officer (or similar executive position) of any Company Entity or (ii) to the knowledge of Sellers, any immediate family member of any Person identified in clause (i), (A) is a party to any material Contract or other business arrangement with any of the Company Entities or (B) has any Action against any Company Entity.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS AND BBU

Except as set forth in the Company Disclosure Schedule, each Seller, and, solely with respect to Section 5.01(b), Section 5.02, Section 5.03 and Section 5.04, BBU represents and warrants to Buyer, severally and not jointly that:

Section 5.01. Existence and Power.

(a) Such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to own the Purchased Interests.

(b) BBU is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

Section 5.02. Authorization.

(a) The execution, delivery and performance by BBU or such Seller, as applicable, of this Agreement, and the consummation of the transactions contemplated hereby, are within such Person’s organizational powers and have been duly authorized by all necessary organizational action on the part of such Person.

(b) This Agreement has been duly executed and delivered by BBU or such Seller, as applicable, and assuming due execution and delivery by all other parties hereto, this Agreement constitutes a valid and binding agreement of such Person, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Law affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

(c) Without limiting the generality of Section 5.02(a) or Section 5.02(b), with respect to BBU, the BBU Board, after receiving advice of outside legal and financial advisors and following the receipt and review of an unanimous recommendation from the BBU Committee, has unanimously (subject to any abstentions by directors that are conflicted): (i) determined that the consideration to be received directly and indirectly by BBU for the Purchased Interests to be sold pursuant to this Agreement is fair to BBU, from a financial point of view, and that the transactions contemplated hereby are in the best interests of BBU; (ii) resolved to recommend that the BBU Unitholders vote in favor of the Transaction Resolution; and (iii) authorized the entering into of this Agreement and the performance by BBU of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

Section 5.03. Governmental Authorizations. Assuming the accuracy of the representations and warranties set forth in Section 6.05, the execution, delivery and performance by BBU or such Seller, as applicable, of this Agreement, and the consummation of the transactions contemplated hereby by such Person require no action by such Person in respect of, or filing by or notification with, any Governmental Authority or securities exchange other than (a) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and Foreign Investment Laws, (b) receipt of the Required Regulatory Approvals and (c) any actions or filings, the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair such Person’s ability to perform or comply with its obligations under this Agreement or Sellers’ ability to consummate the transactions contemplated hereby.

Section 5.04. Non-Contravention. The execution, delivery and performance by BBU or such Seller, as applicable, of this Agreement, and the consummation of the transactions contemplated hereby by such Seller, do not and will not (a) conflict with, violate or result in a breach of the Organizational Documents of such Person; (b) assuming compliance with the matters referred to in Section 5.03, (i) violate any Applicable Law or (ii) assuming the accuracy of the representations and warranties set forth in Section 6.05, conflict with, or result in the breach of, or constitute a default under, or give rise to any right of termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of such Person under, or result in a loss of any benefit to which such Person is entitled under, or require any consent or other action by any other Person under, any material Contract to which such Person is a party; or (c) result in the creation or imposition of any Lien on any asset or right of such Person, except for any Permitted Liens and with such exceptions, in the case of each of clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate, to materially impair such Person’s ability to perform or comply with its obligations under this Agreement or Sellers’ ability to consummate the transactions contemplated hereby.

Section 5.05. Litigation. There are no Actions pending or, to the knowledge of Sellers, threatened or under investigation against, such Seller, which is, was or would reasonably be expected, individually or in the aggregate, to have a material impact on Sellers’ ownership of the Purchased Interests, or otherwise materially impair such Seller’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby. Such Seller is not subject to any outstanding order, writ, injunction or decree that, if not complied with, would, individually or in the aggregate, have a material impact on such Seller’s ownership of the Purchased Interests, or otherwise materially impair such Seller’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 5.06. Ownership of Purchased Interests.

(a) Each Seller is the sole record and beneficial owner of the Purchased Interests set forth next to its name on Section 5.06(a) of the Company Disclosure Schedule, and such Purchased Interests, together with the Purchased Interests held by the other Seller, collectively represent 100% of the Equity Interests of Sub-Aggregator.

(b) Each Seller will transfer and deliver to Buyer, in accordance with Section 2.01, and subject to Section 7.03(m), at the Closing, good and valid title to the Purchased Interests held of record and beneficially owned by such Seller, free and clear of any Lien (other than restrictions on transfer under Applicable Law regarding securities).

Section 5.07. Finders’ Fees. Except for RBC Capital Markets, LLC and BMO Capital Markets Corp., no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of Sellers or the Company Entities.

Section 5.08. No Additional Representations or Warranties. No Seller is relying upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to any of Buyer, its Affiliates or any other Person, except as expressly set forth in Article 6. Without limiting the generality of the foregoing, Sellers acknowledge that none of Buyer, its Affiliates or any other Person makes, and Seller is not relying upon, any representation or warranty whatsoever to Sellers with respect to the transactions contemplated hereby, except as expressly set forth in Article 6.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BEP INVESTOR, CAMECO AND BUYER

Except as set forth in the Buyer Disclosure Schedule, Buyer and, solely with respect to Section 6.01, Section 6.02, Section 6.03, Section 6.04 and Section 6.05, BEP Investor and Cameco, each as to itself, represent and warrant to Sellers, severally and not jointly, that:

Section 6.01. Existence and Power. BEP Investor, Cameco or Buyer, as applicable, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

Section 6.02. Authorization.

(a) The execution, delivery and performance by BEP Investor, Cameco or Buyer, as applicable, of this Agreement, and the consummation of the transactions contemplated hereby, are within such Person’s organizational powers and have been duly authorized by all necessary organizational action on the part of such Person.

(b) This Agreement has been duly executed and delivered by BEP Investor, Cameco or Buyer, as applicable, and assuming due execution and delivery by all other parties hereto, this Agreement constitutes a valid and binding agreement of such Person, subject to the Remedies Exception.

Section 6.03. Governmental Authorization. The execution, delivery and performance by BEP Investor, Cameco or Buyer, as applicable, of this Agreement, and the consummation of the transactions contemplated hereby by such Person require no action by such Person in respect of, or filing by or notification with, any Governmental Authority or securities exchange other than (a) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws and Foreign Investment Laws, (b) receipt of the Required Regulatory Approvals, (c) compliance after execution of this Agreement by such Person or its Affiliates with Applicable Law relating to securities or the rules of any securities exchange to which such Person is subject, and (d) any actions or filings, the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair such Person’s ability to perform or comply with its obligations under this Agreement or Buyer’s ability to consummate the transactions contemplated hereby.

Section 6.04. Non-Contravention. The execution, delivery and performance by BEP Investor, Cameco or Buyer, as applicable of this Agreement, and the consummation of the transactions contemplated hereby by Buyer, do not and will not (a) conflict with, violate or result in a breach of the Organizational Documents of such Person or any Buyer Document; (b) assuming compliance with the matters referred to in Section 6.03, (i) violate any Applicable Law or (ii) conflict with, or result in the breach of, or constitute a default under, or give rise to any right of termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of such Person under, or result in a loss of any benefit to which such Person is entitled under, or require any consent or other action by any other Person under, any material Contract to which such Person is a party; or (c) result in the creation or imposition of any Lien on any asset or right of such Person, except for any Permitted Liens and with such exceptions, in the case of each of clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate, to materially impair such Person’s ability to perform or comply with its obligations under this Agreement or Buyer’s ability to consummate the transactions contemplated hereby.

Section 6.05. Capitalization.

(a) Section 6.05(a) of the Buyer Disclosure Schedule sets forth a true, correct and complete list of the record owners of all issued and outstanding Equity Interests of Buyer, including the Beneficial Ownership thereof by each of BEP Investor and Cameco.

(b) Other than as set forth in the Buyer Documents or the Organizational Documents of Buyer, (i) there are no other Equity Interests of Buyer authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, conversion rights, stock appreciation rights, redemption rights, repurchase rights, subscriptions, rights (including any preemptive rights), calls or Contracts or arrangements of any character whatsoever, relating to the Equity Interests in Buyer, under which Buyer is or may become obligated to issue or sell, redeem or repurchase, or give any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of Buyer, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests of Buyer, (ii) the Equity Interests of Buyer are not subject to any voting trust agreement, proxy or other Contract or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests and (iii) there are no Contracts or arrangements of any character whatsoever, relating to voting rights, corporate governance or management of Buyer. Buyer has not granted any fixed or floating security interests with respect to its Equity Interests that are outstanding.

Section 6.06. Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by or threatened against Buyer or any of its Affiliates. No transfer of property is being made by Buyer and no obligation is being incurred by Buyer in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer.

Section 6.07. Solvency. At and immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement, including the receipt of any Equity Financing, any repayment or refinancing of debt, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, Buyer and the Company Entities, on a consolidated basis, will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Subsidiaries or any Company Entity.

Section 6.08. Equity Financing

(a) Buyer has delivered to Sellers on or prior to the date hereof, a true, correct, and complete copy of the Equity Commitment Letter.

(b) The Equity Commitment Letter is in full force and effect and has not been withdrawn, rescinded, replaced or terminated, or otherwise amended, restated, amended and restated, waived, supplemented or otherwise modified in any respect and is a legal, valid and binding obligation of Buyer and the other parties thereto, enforceable in accordance with its terms. There are no agreements, side letters or arrangements (other than the Equity Commitment Letter) relating to the Equity Financing Commitments or the Equity Financing. Buyer is not in breach of any of the terms or conditions set forth in the Equity Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer, or, to the knowledge of Buyer, any other party thereto, under any term or condition of the Equity Commitment Letter, and Buyer does not have any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it contained in the Equity Commitment Letter, or that the full amount of the Equity Financing under the Equity Commitment Letter will not be available to Buyer on the Closing Date. Buyer has fully paid any and all commitment fees or other fees required to be paid by Buyer by the Equity Financing Commitments to be paid on or before the date of this Agreement. The aggregate proceeds from the Equity Financing will be sufficient to pay the Purchase Price, the Escrow Amount and all associated costs and expenses (including the Closing Transaction Expenses) payable by Buyer hereunder in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Required Amount”). The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Equity Financing in respect of such Equity Commitment Letter available to Buyer on the terms set forth therein. As of the date of this Agreement, the Equity Financing Commitments under the Equity Commitment Letter have not been terminated or withdrawn, no party thereto has notified Buyer of its intention to terminate or withdraw all or any portion of any Equity Financing Commitment, and Buyer does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in the Equity Commitment Letter not being satisfied.

(c) The obligations of Buyer under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’, or any other Person’s ability to obtain Equity Financing for the consummation of the transactions contemplated hereby.

Section 6.09. Equity Commitment Letter. Each Equity Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction or organization and has all organizational powers required to conduct its business as now conducted. The execution and delivery of the Equity Commitment Letter by each Equity Investor, and the performance by each Equity Investor of the Equity Commitment Letter, are within such Equity Investor’s organizational powers and have been duly authorized by all necessary organizational action on the part of such Equity Investor. The Equity Commitment Letter is in full force and effect and constitutes a valid and binding obligation of each of the Equity Investors, subject to the Remedies Exception. No event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default on the part of any Equity Investor under the Equity Commitment Letter.

Section 6.10. Purchase for Investment. Buyer is purchasing the Purchased Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution or resale thereof in violation of Applicable Law regarding securities. Buyer (either alone or together with its advisors) (a) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Interests, (b) is capable of bearing the economic risks of such investment, (c) is capable of evaluating (and has evaluated) the merits and risks of investing in the Purchased Interests and (d) is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Buyer acknowledges and understands that the acquisition of the Purchased Interests has not been registered under the Securities Act in reliance on an exemption therefrom. Buyer agrees that any Purchased Interests constituting “securities” may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with Applicable Law regarding securities.

Section 6.11. Litigation. There are no Actions pending or, to Buyer’s knowledge, threatened or under investigation against, Buyer, which would reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 6.12. Foreign Status. Neither Buyer nor any of its Affiliates is (i) ineligible, debarred or suspended under the FAR, the DFARS, or Trade Control Laws or regulations, or (ii) subject to any similar classification under Applicable Law of any applicable foreign Governmental Authority; and each of Buyer and its Affiliates can make a “responsible” representation under the FAR, the DFARS and any similar regulatory requirement of any applicable foreign Governmental Authority.

Section 6.13. Tax Classification. Buyer is, and has been since its formation, properly treated as a partnership for U.S. federal tax purposes. None of Buyer, BEP Investor, Cameco or any of their respective Affiliates has any plan or intention to undertake any merger, liquidation, making of an entity classification election under Treasury Regulation Section 301.7701-3(c) (or any analogous provision of state, local or non-U.S. Applicable Law with respect to Taxes) or other tax election, or take any other action with respect to Buyer, in each case, that could cause Buyer to cease to be treated as a partnership for U.S. federal tax purposes.

Section 6.14. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from any of Sellers, the Company Entities and their respective Affiliates in connection with the transactions contemplated hereby.

Section 6.15. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses, properties and assets such as its acquisition of the Purchased Interests as contemplated hereunder. Buyer is not relying upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to any of Sellers, the Company Entities and any other Person, except as expressly set forth in Article 4 or Article 5. Without limiting the generality of the foregoing, Buyer acknowledges that none of Sellers, the Company Entities or any other Person makes, and Buyer is not relying upon, any representation or warranty with respect to (i) any information or documents made available to Buyer or its Representatives with respect to the business of the Company Entities, except as expressly set forth in Article 4 or Article 5, or (ii) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the businesses of the Company Entities.

ARTICLE 7

COVENANTS

Section 7.01. Pre-Closing Obligations Regarding the Company Entities.

(a) From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 9 and the Closing Date (the “Pre-Closing Period”), except (i) as expressly required or expressly permitted by this Agreement, (ii) as required by Applicable Law, (iii) as set forth in section (a) of Exhibit A, (iv) as a result of COVID-19 Measures, (v) to the extent necessary to comply with Nuclear Obligations, (vi) to the extent necessary to comply with the obligations of the Company Entities under the Credit Agreements as in effect on the date hereof or (vii) with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed) each Seller shall cause the Company Entities to (1) conduct the business of the Company Entities in the Ordinary Course, (2) comply in all material respects with all Applicable Law, Permits, Environmental Permits and Nuclear Licenses, (3) satisfy their respective obligations under the Credit Agreements described in clauses (a) through (c) of the definition thereof, to the extent the failure to do so would reasonably be expected to result in the failure to satisfy the condition set forth in Section 8.01(b)(iv), (4) use commercially reasonable efforts to (A) keep its physical assets and properties in good working condition in all material respects (ordinary physical wear and tear excepted), (B) maintain in effect, in all material respects, all Permits, Environmental Permits and Nuclear Licenses, (C) maintain in effect, in all material respects, all Insurance Policies on their respective coverages and terms as in effect on the date hereof, other than such Insurance Policies that expire by their terms (in which event Sellers shall cause the Company Entities to use their commercially reasonable efforts to renew or replace such Insurance Policies with policies that have coverages and terms consistent, in all material respects, with those of the applicable Insurance Policy as of the date hereof) and (D) maintain good working relationships with employees, customers, suppliers or other Persons, in each case, having material business relationships with the Company Entities; provided, that (x) no action by any of Sellers or the Company Entities with respect to matters expressly permitted by an exception to Section 7.01(b) or in section (b) of Exhibit A will be deemed a breach of this Section 7.01(a), and (y) any of Sellers or the Company Entities’ failure to take any action prohibited by Section 7.01(b) will not be a breach of this Section 7.01(a).

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except (i) as expressly required or expressly permitted by this Agreement, (ii) as required by Applicable Law, (iii) as set forth in the corresponding clause of section (b) of Exhibit A, (iv) as a result of COVID-19 Measures, (v) to the extent necessary to comply with Nuclear Obligations, (vi) to the extent necessary to comply with the obligations of the Company Entities under the

Credit Agreements as in effect on the date hereof, (vii) with respect to taking any action to settle or otherwise terminate or eliminate intercompany balances among Company Entities, in each case, with no post-Closing liabilities to any Company Entity or (viii) with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed, provided that Buyer shall be permitted to withhold its consent in its sole and absolute discretion in respect of any matter contemplated by Section 7.01(b)(v), Section 7.01(b)(vi) or Section 7.01(b)(viii)), each Seller shall cause each Company Entity not to:

(i) except for immaterial or ministerial changes, amend the Organizational Documents of any Company Entity;

(ii) (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distributions in respect of, any Purchased Interests (provided that payments of cash dividends or cash distributions shall be permitted prior to the Measurement Time if, immediately after giving effect to any such payment or distribution, (x) the aggregate outstanding principal amount of Indebtedness consisting of term loans under the First Lien Credit Agreement and the 2022 Credit Agreement would not exceed (1) $3,513,835,000 minus (2) the amount of all required amortization repayments of principal made in respect of such term loans between the date hereof and the date of such dividend or distribution, (y) the aggregate outstanding principal amount of Indebtedness consisting of revolving loans under the Credit Agreements shall be zero, and (z) the Chief Financial Officer of WEC Holdings determines that, at the time of such distribution, cash held by the Company Entities is sufficient to operate the business of the Company Entities in the Ordinary Course) or (B) transfer amounts from the Restricted Cash Accounts or substitute letters of credit or other similar instruments for any cash contained in the Restricted Cash Accounts;

(iii) split, combine, redeem or reclassify, or purchase, repurchase or otherwise acquire, any Equity Interests of any Company Entity or authorize the issuance of any capital stock of any Company Entity, or purchase or otherwise acquire any Equity Interests of any Material Joint Venture or Other Joint Venture;

(iv) (A) transfer, issue, grant, deliver or sell, or pledge or otherwise encumber, (1) any Equity Interests of any Company Entity or (2) any Equity Interests held by the Company Entities of any Material Joint Venture or Other Joint Venture or (B) grant any options, warrants, calls or other rights to purchase or otherwise acquire (1) any Equity Interests of any Company Entity or (2) any Equity Interests held by the Company Entities of any Material Joint Venture or Other Joint Venture;

(v) acquire (A) any fee interest in any real property having a value in excess of $5 million individually or, together with all acquisitions made pursuant to this clause (v), $25 million in the aggregate, or (B) any leasehold estate in any material real property pursuant to a lease, sublease or other occupancy agreement with an annual base rent in excess of $5 million individually or, together with all acquisitions made pursuant to this clause (v), $25 million in the aggregate;

(vi) except as set forth in Section 1.01(c) of the Company Disclosure Schedule, engage in any M&A Transaction, in each case, with a value in excess of $10 million individually;

(vii) (A) create, incur, assume, guarantee or draw down on any Indebtedness, except for Ordinary Course (1) drawdowns or prepayments of revolving loans under the Credit Agreements or (2) issuance, renewal, amendment or reimbursement of letters of credit or similar instruments under the Credit Agreements or otherwise, and subject to Section 7.01(b)(ii)(B) or (3) entry into, and payments under, capital lease agreements; (B) make any loans, advances or capital contributions, except for transactions solely between or among the Company Entities, advances for travel and other normal business expenses to officers and employees in the Ordinary Course, and trade payables in the Ordinary Course or (C) cancel, waive or release any material debts, rights or claims except in the Ordinary Course and for such items solely between or among Company Entities; provided, that (v) drawdowns of terms loans under the Credit Agreements shall not be permitted, (w) this Section 7.01(b)(vii) shall not prohibit any mandatory prepayment required under any Credit Agreement, (x) drawdowns of revolving loans under the Credit Agreements are not permitted for purposes of making the payment of any cash dividends, (y) prepayments of Indebtedness under the Credit Agreements shall be permitted to the extent necessary to facilitate cash distributions permitted by Section 7.01(b)(ii) and (z) this Section 7.01(b)(vii) shall not prohibit any Company Entities from guaranteeing the obligations under any Credit Agreement as required by the terms thereof (as in effect as of the date hereof).

(viii) make any single capital expenditure or series of related capital expenditures in excess of those contemplated by the capital expenditures budget set forth in Section 7.01(b)(viii) of the Company Disclosure Schedule, other than capital expenditures not contemplated in such budget that do not exceed $15 million in the aggregate;

(ix) change present accounting methods, practices, policies or principles in any material respect, except as required by GAAP or at the direction of the Company Entities’ auditors in connection with their review of the Company Entities’ financial statements;

(x) except in the Ordinary Course (other than any of the following actions that would reasonably be expected to materially and adversely affect, after the Closing, the Company Entities, taken as a whole), (A) make or change any entity classification or other material Tax election; (B) file any material amended Tax Return; (C) change any Tax accounting period; (D) settle or compromise any Tax claim, assessment, audit or other administrative proceeding or judicial proceeding involving a material amount of Taxes; (E) surrender any right to claim a refund of Taxes; (F) consent to any extension or waiver of the statutory limitation period applicable to any claim or assessment in respect of Taxes; (G) enter into any Tax allocation, indemnification or sharing agreement or (H) enter into any closing agreement with any Taxing Authority relating to material Taxes;

(xi) sell, assign, transfer, lease, license, mortgage, pledge, create or incur any Lien on, otherwise encumber (in each case, except for any Permitted Liens or Liens to be released at Closing), allow to lapse or expire or otherwise dispose of, any asset or right, including any Company-Owned Intellectual Property Right, or sell, lease, license, assign, transfer or otherwise dispose of any real property, including any Owned Real Property or Leased Real Property, except (A) for sales or licenses of products or inventory, or licenses of Company-Owned Intellectual Property Rights, in each case in the Ordinary Course, or (B) in respect of assets having a value not in excess of $5 million individually and not in excess of $10 million in the aggregate; it being understood and agreed that the negotiations and discussions regarding any such transactions requiring the written consent of Buyer pursuant to this Section 7.01(b)(xi) shall be conducted principally by the Company Entities;

(xii) (A) accelerate, cancel, renew, amend any material term of, breach, waive any material right under, fail to renew, cancel, terminate or enter into any Material Contract or any Contract that would be a Material Contract if in effect as of the date hereof, other than entry into Contracts in the Ordinary Course or renewals of Contracts in the Ordinary Course (provided that, for purposes of this clause (A), the term Ordinary Course shall not include the entry into or renewal of Contracts providing for (x) any Company Entity acting as general contractor or agreeing to a fixed price for the construction of any nuclear reactor or power plant or (y) financing the construction of any nuclear reactor or power plant) or (B) submit any Government Bid in respect of any line of business that is not conducted by the Company Entities as of the date of this Agreement; provided that, notwithstanding the foregoing, the Company Entities shall be permitted to amend any Credit Agreement or the documentation governing any other Indebtedness, in each case, solely to implement an Alternative Structure pursuant to, and subject to all of the terms and conditions set forth in, Section 7.03(m) or increase any letter of credit, bank guarantee or similar facility or “liquidity” facility;

(xiii) announce, implement or effect (A) any reduction-in-force, lay-off or other similar program of any Company Entity resulting in the termination of employees, in each case, that would trigger the WARN Act or any similar Applicable Law, or (B) any reorganization or integration that in any material respect adversely alters the double-breasted arrangements;

(xiv) except as required by the terms of any Employee Benefit Plan or any Labor Agreement, in each case as in effect as of the date hereof: (A) grant any transaction, change in control, retention or severance to (or amend any existing arrangement with respect thereto with) any Company Service Providers (whether current, former or otherwise); (B) establish, adopt, materially amend, terminate or enter into any Employee Benefit Plan or Labor Agreement (including, in each case, announcing or undertaking to take any such action) other than renewals of Employee Benefit Plans that are health and welfare plans in the Ordinary Course or entering into employment agreements and offer letters in the Ordinary Course in connection with new hires and promotions and that are substantially similar to the forms of employment agreements and offer letters made available to Buyer; (C) grant or amend any cash, equity or equity-based awards (including awards of stock options, stock-based performance units, restricted stock units, stock appreciation rights, restricted stock, dividend equivalent rights, or other rights to acquire any Equity Interests in the Company Entities or awards under the ELTIP or SMLTIP) (it being understood and agreed that, awards under the ELTIP or SMLTIP to a new hire that replaced a vacancy shall be permitted, so long as such award is consistent with past practice for the applicable vacancy) to, or discretionarily accelerate the vesting or payment of any such awards held by, any Company Service Provider (whether current, former, or otherwise); (D) increase the compensation, bonus or other benefits payable to or in respect of any Company Service Provider (whether current, former or otherwise), other than Ordinary Course annual increases in base compensation to Company Employees (including, in each case, announcing or undertaking to take any such action) and in connection with renewals of Employee Benefit Plans that are health and benefit plans as permitted by clause (B); (E) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Employee Benefit Plan; (F) (x) hire any individual who, once hired, would be a Key Employee (other than to replace a Key Employee) or (y) terminate any Key Employee (other than for cause, provided that Sellers shall provide Buyer with advance notice of any such termination); or (G) take any action with the intention of or which reasonably would be expected to have the effect of terminating, unwinding or delaying the implementation of the Combined Nuclear Pension Plan Transfers; provided, however, that, notwithstanding anything to the contrary contained in this clause (xiv), with respect to the replacement of any Key Employee who is a chief officer (including a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or Chief Technology Officer), including the negotiation and entry into any employment agreement or offer letter in connection therewith, Sellers shall consult with, and consider in good faith the views of, Buyer;

(xv) except for actions taken in the Ordinary Course, (A) take any action that would result in any new or increased obligation to contribute to a Multiemployer Pension Plan or a plan that would be a Multiemployer Pension Plan on account of such new obligation to contribute, (B) effectuate a “complete or partial withdrawal” (within the meaning of Sections 4203 and 4205 (or if applicable, 4208(d)(1)) of ERISA, respectively) from a Multiemployer Pension Plan, or (C) enter into an agreement with a Labor Organization or Governmental Authority that would obligate any Company Entity to make additional contributions to, or otherwise be subject to additional liability with respect to, a Multiemployer Plan;

(xvi) waive, release, amend or fail to enforce any material restrictive covenant obligations of any current or former Company Service Provider;

(xvii) materially and adversely alter the security of any Company IT Systems;

(xviii) modify the privacy and data security policies of the Company Entities in such a manner that would reasonably be expected to cause a material violation of Privacy Laws or material failure to safeguard Personal Information in possession of the Company Entities;

(xix) adopt (A) a plan of liquidation or dissolution or (B) a plan of merger, consolidation or other reorganization, except for transactions between Subsidiaries that are directly or indirectly wholly owned by Sub-Aggregator and which have no material and adverse impact on the Company Entities or Buyer;

(xx) file a petition in bankruptcy under any provisions of federal or state Applicable Law regarding bankruptcy on behalf of any Company Entity or consent to the filing of any bankruptcy petition against any Company Entity under any similar Applicable Law, or take any comparable steps under non-U.S. Applicable Law;

(xxi) (A) settle or compromise any Action against any Company Entity other than settlements or compromises where the amounts paid by the Company Entities are less than $5 million individually or $10 million in the aggregate and which do not (x) impose any material restrictions on the operations of the Company Entities following the Closing or (y) release any material rights or claims of any Company Entity or (B) initiate any Action that would reasonably be expected to be materially adverse to the Company Entities, taken as a whole;

(xxii) enter into a new line of business or abandon or discontinue any existing line of business; or

(xxiii) agree or commit to do any of the foregoing.

Section 7.02. Pre-Closing Obligations of Buyer.

(a) During the Pre-Closing Period, except with the written consent of Sellers (which shall not be unreasonably withheld, conditioned or delayed), BEP Investor, Cameco and Buyer shall not, and shall not permit any of their respective Affiliates to, enter into any transaction to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any Person or business that directly competes with a material business line of the Company Entities, which transaction would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as (i) expressly required or expressly permitted by this Agreement, (ii) as required by Applicable Law, or (iii) with the written consent of Sellers (which shall not be unreasonably withheld, conditioned or delayed), BEP Investor, Cameco and Buyer shall not and shall not permit any of their respective Affiliates to:

(i) take any actions that would cause the representation or warranty set forth in Section 6.05 to become untrue or inaccurate;

(ii) other than immaterial or ministerial changes, amend the Organizational Documents of Buyer or any Buyer Document; or

(iii) agree or commit to do any of the foregoing.

Section 7.03. Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each of BEP Investor, Cameco, Buyer and Sellers shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary or desirable under Applicable Law, to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, Buyer and Sellers shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to:

(i) (A) cooperate with each other in determining whether any applications, notices, registrations and requests are required or advisable to be filed with any Governmental Authority in order to consummate the transactions contemplated hereby;

(B) prepare and file, individually or jointly or via a Regulated Entity, as appropriate, such applications, notices, registrations and requests as may be required or advisable to be filed by it, such Regulated Entity or other Affiliate with any Governmental Authority in order to consummate the transactions contemplated hereby, including any filings and clearances or expiration of any applicable waiting periods with respect to the Required Regulatory Approvals, in order to consummate the transactions contemplated hereby, as promptly as practicable (and in any event, file the notification and report forms under the HSR Act within ten Business Days of the date hereof (unless otherwise agreed by the parties), and all other filings, forms, registrations and notifications (or drafts thereof in jurisdictions requiring a draft be submitted to the relevant Governmental Authority in advance of any formal or final filing, form, registration or notification) as identified on Section 8.01(a)(i) of the Company Disclosure Schedule as promptly as practicable after the date hereof);

(C) supply as promptly as practicable any additional information and documentary material that may be requested by any such Governmental Authority, and in the event that the parties receive a request for additional information or documentary material pursuant to the HSR Act or any other Antitrust Laws and Foreign Investment Laws, the parties will use their respective reasonable best efforts to submit an appropriate response to, and to certify substantial compliance with, such request as promptly as practicable, and counsel for both parties will closely and reasonably cooperate during the entirety of any such request review process;

(D) cooperate with each other to obtain any consents and approvals from, or provide any notice to, any third party other than a Governmental Authority that may be required in connection with the transactions contemplated by this Agreement; provided, that except as specifically required under the terms of any Contract requiring any such consent or approval, no party or any of its Affiliates shall be required to compensate any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval; and

(E) consult with and keep each other reasonably informed as to the status of such matters.

(c) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), promptly after the date of this Agreement, each of Buyer and Sellers shall, and shall cause their respective Affiliates to, in connection with the Nuclear Approvals, (i) prepare and jointly submit applications to the NRC, any Agreement State, and any other applicable Governmental Authority requesting the Nuclear Approvals and to the NRC for consent under Section 184 of the Atomic Energy Act of 1954 for the direct or indirect transfer of the licenses issued by the NRC under 10 C.F.R. Part 110 to ensure that such licenses issued under 10 C.F.R. Part 110 remain in force and effect after the Closing and (ii) respond (and in any event respond no later than as requested by the NRC, Agreement State, or any other applicable Governmental Authority) to any request for additional information, documents or other materials received after filing the applications and shall reasonably cooperate in all respects and consult with each other in connection with obtaining the Nuclear Approvals.

(d) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), promptly after the date of this Agreement, each of Buyer and Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate and submit the DOE Notice to ensure that DOE Specific Authorizations remain in force and effect after Closing.

(e) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), Buyer shall reasonably co-operate with and support the Regulated Entities during the Pre-Closing Period in all required respects (including by providing all required information), to enable the Regulated Entities to comply with their Nuclear Obligations at all times, including to:

(i) continue their engagement with any applicable Governmental Authority as and when required in connection with the transactions contemplated hereby;

(ii) conduct any internal review process and assessment in respect of any change in ownership, control, management, governance, resources or any other relevant change of the Regulated Entity resulting from the transactions contemplated hereby; and

(iii) seek any approval or positive response from any applicable Governmental Authority in respect of the transactions contemplated hereby.

(f) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), and subject to Section 7.03(e), promptly after the date of this Agreement, Buyer and each Seller shall, and shall cause their respective Affiliates to, (i) seek (via the applicable Regulated Entity) any approval or positive response from any applicable Governmental Authority as may be determined by the Regulated Entity pursuant to Section 7.03(e) in respect of the transactions contemplated hereby and (ii) respond (and in any event respond no later than as requested by the applicable Governmental Authority) to any request for additional information, documents or other materials received after filing the application, notice or request and shall reasonably cooperate in all respects and consult with each other in connection therewith.

(g) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), each of BEP Investor, Cameco, Buyer and Sellers shall, and shall cause their respective Affiliates to, use reasonable best efforts to obtain the U.S. National Security Clearances, including by taking the following actions:

(i) Sellers shall cause the applicable Company Entities, with the reasonable cooperation of Buyer, to prepare and submit to DOE notification of the transactions contemplated hereby pursuant to the NISPOM and S&S Program as soon as practicable following the date hereof, but in no event later than ten Business Days following the date hereof. Thereafter, Buyer and Sellers shall, and shall cause their respective Affiliates to, reasonably cooperate to promptly provide to DOE information requested by DOE to support DOE’s FOCI mitigation analysis.

(ii) Buyer, with Sellers’ reasonable cooperation, will take such actions as Buyer deems reasonably necessary to present a FOCI Mitigation Plan to DOE no later than the date of the filing of the joint voluntary notice to CFIUS. Sellers shall, and shall cause their respective Affiliates to, reasonably support Buyer in its discussions and negotiations with DOE on the nature and scope of the FOCI Mitigation Plan to achieve the least possible impact on the Company Entities and Buyer.

(iii) Buyer shall, and Sellers shall cause the applicable Company Entity (each of Buyer, on the one hand, or such applicable Company Entity, on the other hand, a “CFIUS Party” and collectively, the “CFIUS Parties”) to, submit to CFIUS a draft CFIUS Notice as soon as practicable following the date hereof, but in no event later than 15 Business Days following the date hereof.

(iv) The CFIUS Parties shall promptly prepare a definitive CFIUS Notice that addresses all questions and comments received from CFIUS relating to the draft CFIUS Notice. The CFIUS Parties shall submit the definitive CFIUS Notice to CFIUS promptly after the date on which they receive questions and comments on the draft CFIUS Notice or an indication that CFIUS has no questions or comments, and in no event later than ten Business Days following that date. The CFIUS Parties shall promptly address any further questions and comments raised by CFIUS concerning the CFIUS Notice following its submission. Buyer shall pay the filing fee required by 31 C.F.R. § 800.1101 on or before the date on which the CFIUS Parties submit the definitive CFIUS Notice.

(v) During the course of a CFIUS review or investigation of the transactions contemplated hereby, each CFIUS Party shall provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the review or investigation of the transactions contemplated hereby, within the time period specified by 31 C.F.R. § 800.504(a)(4) (unless CFIUS agrees in writing to an extension of such timeframe), or otherwise specified by CFIUS staff.

(vi) Each of Buyer and Sellers (or, as applicable, the CFIUS Parties) shall, and shall cause their respective Affiliates to, in connection with reasonable best efforts to obtain the U.S. National Security Clearances: (i) reasonably cooperate in all respects and consult with the other parties, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other parties of any material communication with CFIUS or DOE and promptly provide copies to the other parties of any such written communications, except for personal identifying information required by 31 C.F.R. § 800.502(c)(5)(vi); and (iii) permit the other parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS or DOE, and to the extent not prohibited by CFIUS or DOE, give the other parties the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS or DOE, in each case of clauses (i) through (iii), subject to confidentiality considerations contemplated by the DPA, the NISPOM or the S&S Program required by CFIUS or DOE, or otherwise agreed upon by the parties to be restricted to outside counsel only.

(vii) With respect to each CFIUS Party, such reasonable best efforts referred to in this Section 7.03(g) shall include entering into a mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement in relation to the business and assets of Buyer, BEP Investor, Cameco or any of their respective Affiliates or the Company Entities, in each case, that is commercially reasonable; provided, however, that (x) without the prior written approval of Buyer, Sellers shall cause the Company Entities not to take or agree to take any of the foregoing actions in connection with the transactions contemplated by this Agreement, (y) Buyer, BEP Investor and Cameco shall not take any of the foregoing actions with respect to the Company Entities that is not conditioned upon the Closing and (z) notwithstanding anything to the contrary in this Agreement and in furtherance of Section 7.01(a)(3), Sellers and the Company Entities are under no circumstances required to take or commit to take any action that would conflict with, violate or result in a breach of or termination right or default under any Credit Agreement or the documentation governing any other Indebtedness or Payoff Indebtedness.

(viii) Buyer and Sellers also agree that if CFIUS suggests or requests that the CFIUS Parties withdraw and resubmit the CFIUS Notice submitted to CFIUS, they shall cause the CFIUS Parties to cooperate in withdrawing and resubmitting the CFIUS Notice.

(ix) Notwithstanding anything to the contrary contained in this Agreement, in the event of a CFIUS Turndown, none of Buyer or Sellers shall have any further obligation to seek CFIUS Clearance.

(h) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), each of Buyer and Sellers shall, and shall cause their respective Affiliates to, use reasonable best efforts to ensure all required filings are made with the U.S. Department of State, Directorate of Defense Trade Controls (“DDTC”) under the ITAR and that, prior to Closing, 60 days shall have elapsed following the submission of the filing as required by Section 122.4(b) of the ITAR or, if such period has not elapsed, DDTC otherwise shall have confirmed that it has completed its review of the transactions contemplated by this Agreement pursuant to Section 38(g)(6) of the Arms Export Control Act and Section 122.4 of the ITAR and consents to Closing.

(i) Without limiting the generality of the parties’ undertakings under Section 7.03(a) and (b), each of Buyer and Sellers shall, and shall cause their respective Affiliates to, prepare and submit the DOE Notice, any requests to amend or novate licenses or other authorizations issued by DDTC, the U.S. Department of Commerce’s Bureau of Industry and Security, or other authorities under Trade Control Laws that may be necessary as a consequence of Closing.

(j) Notwithstanding anything to the contrary in this Agreement, except as otherwise required by Applicable Law, Governmental Authority or Nuclear Obligation, after good faith consultation with Sellers and consideration of Sellers’ views and comments (including with respect to any inconsistency between any proposed course of action and Applicable Law, Nuclear Obligations or, the requirement of any Governmental Authority), Buyer shall have principal responsibility for devising the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Authority required to consummate, or being pursued in connection with the consummation of, the Closing; provided that, with respect to any submissions to Governmental Authorities that are subject to the mutual agreement of the parties pursuant to Section 8.01(a)(i) or Section 4.05 of the Company Disclosure Schedule, the foregoing shall not be deemed to limit the parties’ discretion and required mutual agreement in determining whether to make any such submissions. Except where prohibited by Applicable Law, Nuclear Obligation or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreement, each of Buyer and Sellers shall, and shall cause their respective Affiliates to, on an outside counsel basis: (i) reasonably consult and cooperate with each other with respect to any filings, analyses, presentations, memoranda, briefs, arguments, opinions and proposals made by or on behalf of any party hereto in connection with the transactions contemplated hereby; (ii) provide each other drafts of (and consider in good faith the views of the other in connection with) any documents before submitting such documents to any Governmental Authority in connection with the transactions contemplated hereby; and (iii) promptly furnish each other with copies of all filings (excluding notification and report forms filed under the HSR Act), notices, correspondence and other documents (including a summary of (A) any material oral communications with a Governmental Authority other than those relating to Nuclear Approvals or Nuclear Obligations and (B) all oral communications with a Governmental Authority relating to Nuclear Approvals or Nuclear Obligations) (1) prepared by or on behalf of such party for any Governmental Authority and (2) received by or on behalf of such party from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to reasonably address privilege or confidentiality. None of Buyer or Sellers shall, or shall permit their respective Affiliates to, participate in any meeting, teleconference or videoconference with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, the parties consult with each other in advance and, to the extent not precluded by Applicable Law, Nuclear Obligation or the requirements of any Governmental Authority, offer each other the opportunity to participate in such meeting or conversation. Each of BEP Investor, Cameco and Buyer agrees that it will not enter into any voluntary agreement with the United States Federal Trade Commission, the United States Department of Justice or other applicable Governmental Authority pursuant to which Buyer or any of its respective Affiliates has agreed not to consummate the transactions contemplated hereby for any period of time without the prior written consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed).

(k) In furtherance and not in limitation of the foregoing (other than in connection with obtaining the U.S. National Security Clearances, which are the subject of Section 7.03(g)): (i) with respect to BEP Investor, Cameco, Buyer and their respective Affiliates, the reasonable best efforts referred to in Section 7.03(a) shall include, solely with respect to Required Regulatory Approvals under any Foreign Investment Law, entering into a mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement in relation to the business and assets of Buyer, BEP Investor, Cameco or any of their respective Affiliates, in each case, that is commercially reasonable; and (ii) Buyer shall, and shall cause its Affiliates to, use their respective reasonable best efforts to take, solely with respect to the Company Entities and their assets, products, goods, materials, services or lines of business, all actions necessary to satisfy, as promptly as practicable, all conditions, undertakings and requirements as may be necessary or appropriate to obtain expeditiously all consents, authorizations, orders and approvals from Governmental Authorities required in connection with the transactions contemplated by this Agreement, and, in any event, to permit closing by the End Date, including (A) effecting (or agreeing to effect) the disposition, sale, divestiture, licensing or holding separate of any entities, assets, products, goods, materials, services, or lines of business of the Company Entities, (B) terminating, amending or assigning (or agreeing to any of the foregoing) existing relationships or contractual rights or obligations of the Company Entities or (C) taking (or agreeing to take) any other action that would limit the freedom of action with respect to the businesses, assets or properties of the Company Entities, except for any action described in this clause (ii) that would reasonably be expected to be material to the Company Entities, taken as a whole; provided, however, that (w) without the prior written approval of Buyer, Sellers shall cause the Company Entities not to take or agree to take any of the actions described in the foregoing clauses (i) and (ii), (x) Buyer shall not take any of the actions described in the foregoing clauses (i) and (ii) with respect to the Company Entities that is not conditioned upon the Closing, (y) the obligations in the foregoing clause (ii) shall apply only to the Company Entities and their assets, products, goods, materials, services, or lines of business and (z) notwithstanding anything to the contrary in this Agreement and in furtherance of Section 7.01(a)(3), Sellers and the Company Entities are under no circumstances required to take or commit to take any action that would conflict with, violate or result in a breach of or termination right or default under any Credit Agreement or the documentation governing any other Indebtedness or Payoff Indebtedness. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, (1) under no circumstances will Buyer, BEP Investor, Cameco or any of their respective Affiliates be required to undertake, with respect to Buyer, BEP Investor, Cameco or any of their respective Affiliates (other than the Company Entities), any of the actions described in clause (ii) of this Section 7.03(k) and (2) under no circumstances will Buyer, BEP Investor, Cameco or any of their respective Affiliates be required to, and Sellers shall not, and shall cause the Company Entities not to, without Buyer’s prior written consent, litigate, appeal any such litigation, or enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby.

(l) Notwithstanding anything in this Agreement to the contrary, all filing fees payable in connection with the Required Regulatory Approvals shall be borne equally by Sellers and Buyer.

(m) Notwithstanding anything in this Agreement to the contrary, Sellers may, in their sole discretion, upon written notice to Buyer delivered as promptly as practicable after the date of this Agreement, elect to effect the transactions contemplated hereby through a sale of 100% of the Company Interests through the following steps (such steps collectively, the “Alternative Structure”):

(i) Sellers shall have caused the Company Entities to (at Sellers’ sole responsibility, cost and expense) enter into (A) amendments to each of the Credit Agreements described in clauses (a) through (c) of the definition thereof substantially in the form set forth in Exhibit B-1 (as the form set forth in such Exhibit B-1 may be conformed, mutatis mutandis, to the relevant Credit Agreement) and (B) if the Credit Agreement described in clause (d) of the definition thereof is then in effect, an amendment to the Credit Agreement described in clause (d) of the definition thereof substantially in the form set forth in Exhibit B-2, in the case of each of clauses (A) and (B), with any change thereto as may be made pursuant to Exhibit B-3 or with Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) (each such amendment referred to in clause (A) and, if applicable clause (B), a “Credit Agreement Amendment”);

(ii) each of the Credit Agreement Amendments shall have become effective pursuant to the terms of the applicable Credit Agreement; and

(iii) if the steps set forth in clauses (i) and (ii) above shall have occurred, and subject to satisfaction or waiver of the conditions set forth in Article 8, Buyer and Sellers shall effect the transactions contemplated by this Agreement, including the Closing, pursuant to the steps set forth in Exhibit C;

provided, however, that Sellers shall not be permitted to effect the transactions contemplated hereby through an Alternative Structure if the implementation of the Alternative Structure could reasonably be expected to result in any of the conditions set forth in Article 8 not being satisfied or that could otherwise be reasonably expected to prevent or delay the consummation of the transactions contemplated by this Agreement. If the Sellers elect to consummate the transactions contemplated hereby through the Alternative Structure, the parties hereto shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to effect the Alternative Structure, including forming, or causing to be formed, new Subsidiaries and executing and causing to be delivered to such party’s Affiliates or any other party hereto, such instruments and other documents as may be reasonably requested (including such amendments to this Agreement solely to the extent necessary to implement the Alternative Structure). Buyer acknowledges and agrees that if the transactions contemplated hereby are effected through an Alternative Structure in accordance with this Section 7.03(m), the Company Interests, when acquired, will be subject to any Lien on any Company Interest that is (x) in effect as of the date hereof and that secures Indebtedness under the Credit Agreements or (y) granted or modified in accordance with requirements prescribed as a result of the relevant Credit Agreement Amendment. Notwithstanding anything to the contrary contained herein, Sellers shall be responsible for all fees and expenses incurred by Buyer, its Affiliates or the Company Entities in connection with the implementation of the Alternative Structure (but excluding any fees and expenses of counsel, accountants, financial advisors, experts and consultants of Buyer, Cameco, BEP Investor and each of their respective Affiliates), and shall promptly reimburse Buyer, Cameco, BEP Investor and each of their respective Affiliates for any such fees or expenses incurred by each of them.

Section 7.04. Intercompany Agreements. Following the date hereof, each Seller shall, and shall cause each Company Entity to, take all reasonable actions to (a) pay in full any Indebtedness or other amounts owing by or to any Affiliate of such Seller (other than a Company Entity) or any director, officer or partner of such Seller or any such Affiliate on the one hand, to or by, as applicable, any of the Company Entities, on the other hand, and (b) except as set forth in Section 7.04 of the Company Disclosure Schedule, cause any Intercompany Agreements to be terminated without any further force and effect, effective as of the Closing, without any cost or other liability or obligation to Buyer or the Company Entities or any further obligations of any of the relevant parties thereunder following the Closing.

Section 7.05. Access. During the Pre-Closing Period, Sellers shall cause the Company Entities to give Buyer and its Representatives, who are bound by the Confidentiality Agreement, reasonable access during normal business hours to all personnel, books, records, offices and other facilities and properties of the Company Entities as Buyer or its Representatives, who are bound by the Confidentiality Agreement, may from time to time reasonably request; provided, however, that (a) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company Entities, (b) Buyer shall not take any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building materials and (c) Sellers shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege, contravene any Applicable Law or contravene any confidentiality undertaking or, in light of COVID-19 or COVID-19 Measures, jeopardize the health and safety of any Company Employee. Buyer shall not and shall not permit any of its Affiliates to, without the prior written consent of Sellers (which shall not be unreasonably withheld, conditioned or delayed), contact any employee, independent contractor, customer, supplier, distributor or other material business relation of the Company Entities, regarding the businesses of the Company Entities or the transactions contemplated hereby. Notwithstanding the foregoing, any access to the Company Entities relating to the Equity Financing shall be governed exclusively by Section 7.13.

Section 7.06. Notices of Certain Events.

(a) Sellers shall promptly notify Buyer of each of the following events if such event occurs prior to the Closing:

(i) Sellers receive or make any material notice or communication from or to any Governmental Authority (and if in writing, furnish Buyer with copies of any such notice or communication, or, in the case of oral communication, advise Buyer orally or in writing of any such communication) in connection with the transactions contemplated by this Agreement (to the extent notification thereof to Buyer is permitted by such Governmental Authority);

(ii) the occurrence of any matter that would reasonably be expected to cause the conditions to Buyer’s obligations to consummate the Closing set forth in Article 8 not to be satisfied.

(b) Buyer shall promptly notify Sellers of each of the following events if such event occurs prior to the Closing:

(i) Buyer receives or makes any material notice or communication from or to any Governmental Authority (and if in writing, furnish Sellers with copies of any such notice or communication, or, in the case of oral communication, advise Sellers orally or in writing of any such communication) in connection with the transactions contemplated by this Agreement (to the extent notification thereof to Sellers is permitted by such Governmental Authority); and

(ii) the occurrence of any matter that would reasonably be expected to cause the conditions to Sellers’ obligations to consummate the Closing set forth in Article 8 not to be satisfied.

(c) Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 7.06 shall not provide any other party hereto the right not to effect the transactions contemplated by this Agreement.

Section 7.07. Announcements. Except for the press release in the agreed form proposed to be issued by Sellers, and the press releases in the agreed forms proposed to be issued by BEP Investor, BEP and Cameco, and BBU and BBUC, and the material change reports in the agreed forms proposed to be issued by BEP and Cameco, immediately after execution of this Agreement, neither Sellers nor Buyer shall, without the prior written consent of Buyer (in the case of Sellers) or Sellers (in the case of Buyer), issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby except (a) that Cameco shall be permitted to file a copy of this Agreement (other than the Exhibits, Annexes, Company Disclosure Schedule or the Buyer Disclosure Schedule) on the System for Electronic Document Analysis and Retrieval (SEDAR) and shall be permitted to describe this Agreement and the transactions contemplated hereby in any material change report or other continuous disclosure document or prospectus or offering document, (b) that BBU and BBUC shall be permitted to file a copy of this Agreement (other than the Exhibits, Annexes, Company Disclosure Schedule or the Buyer Disclosure Schedule) on the System for Electronic Document Analysis and Retrieval (SEDAR) and shall be permitted to describe this Agreement and the transactions contemplated hereby in the Circular, in the case of BBU, or any other continuous disclosure document or prospectus or offering document, in the case of BBU and BBUC, (c) BEP, BUU and BBUC shall be permitted to describe this Agreement and the transactions contemplated hereby on any Report of Foreign Private Issuer on Form 6-K filed with the United States Securities and Exchange Commission and file a copy of this Agreement (other than the Exhibits, Annexes, Company Disclosure Schedule or the Buyer Disclosure Schedule) therewith or at such later time and in such manner as may be permitted in accordance with the rules applicable to reports on Form 6-K and (d) to the extent required by Applicable Law, any regulatory or supervisory body or the rules of any securities exchange to which the disclosing party is subject. Subject to the immediately preceding sentence, but notwithstanding any other provision of this Section 7.07, in no event will any party or any of its Affiliates publicly announce or publicly disclose the financial terms of the transactions contemplated hereby without the prior written consent of the other parties unless required by such party or its Affiliates to comply with its financial reporting obligations or Applicable Law or the rules of any securities exchange to which the disclosing party is subject.

Section 7.08. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Buyer waives and will not assert any conflict of interest arising out of or relating to the representation, after the Closing, of any of Sellers or any shareholder, officer, employee or director of any of Sellers (any such Person, a “Designated Person”) in any matter, including any litigation or other dispute proceeding between or among Buyer or any of its Affiliates and any Designated Person involving or relating to this Agreement or any other agreements or transactions contemplated thereby by any legal counsel currently representing any of Sellers and the Company Entities in connection with this Agreement or any other agreements or transactions contemplated thereby (the “Current Representation”), even though the interests of such Designated Person may be directly adverse to Buyer or its Affiliates.

(b) It is the intention of the parties hereto that all rights to any attorney-client privilege applicable to communications between any legal counsel currently representing any of Sellers and the Company Entities in connection with the Current Representation (whether or not such legal counsel also represented a Seller) shall be retained solely by Sellers (and not the Company Entities); provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby. Accordingly, none of the Company Entities shall have access to any such communications, or to the files of any legal counsel currently representing any Company Entity (whether or not such legal counsel also represented a Seller) in connection with the Current Representation, from and after the Closing. Without limiting the generality of the foregoing, upon and after the Closing, (i) each Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to the Current Representation, and none of the Company Entities shall be holders thereof, (ii) to the extent that files of any legal counsel currently representing any Company Entity in connection with the Current Representation (whether or not such legal counsel also represented a Seller) constitute property of a client, only the Seller and its Affiliates shall hold such property rights.

(c) Buyer agrees, on its own behalf and on behalf of each of its Affiliates, that in the event of a dispute between any of Sellers and their respective Affiliates, on the one hand, and any Company Entity, on the other hand, arising out of or relating to any matter in which any legal counsel currently representing any Company Entity in connection with the Current Representation jointly represented (i) any Seller and (ii) any Company Entity, if applicable, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege or any work product doctrine will protect against or prevent disclosure by any legal counsel currently representing any Company Entity in connection with the Current Representation to such Seller or its Affiliates of any information or documents developed or shared during the course of any such joint representation.

Section 7.09. Tax Matters.

(a) Notwithstanding any other provision of this Agreement:

(i) all Transfer Taxes incurred in connection with the execution of, or consummation of the sale of the Company Interests contemplated by the Alternative Structure, shall be borne entirely by Sellers;

(ii) all Transfer Taxes incurred in connection with the execution of, or consummation of the sale of the Purchased Interests pursuant to this Agreement shall be borne equally by Buyer, on the one hand, and Sellers, jointly and severally, on the other hand; and

(iii) Buyer and Sellers shall cooperate to timely prepare and file any Tax Returns or other filings relating to any Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(b) Sellers shall, at Sellers’ sole cost and expense, timely prepare and file, or cause to be timely prepared and filed, all Flow-Through Tax Returns that are required to be filed by or with respect to Sub-Aggregator for all Pre-Closing Tax Periods (including, for the avoidance of doubt, the pre-Closing portion of the Straddle Period) in a manner consistent with Sub-Aggregator’s past practices (including reporting positions, elections and accounting methods), except as otherwise required by Applicable Law. Sellers shall provide Buyer with a draft of any Flow-Through Tax Return that is required to be filed by or with respect to Sub-Aggregator and that includes a Straddle Period at least 30 days prior to the due date (taking into account any applicable extensions) for Buyer’s review and comment, and shall incorporate all reasonable comments provided by Buyer at least ten days prior to the due date (taking into account any applicable extensions). With respect to Flow-Through Tax Returns prepared pursuant to this Section 7.09(b) that are due after the Closing Date, Buyer shall execute, or cause to be executed, federal, state and local powers of attorney for the limited purpose of allowing Sellers to execute and file such Tax Returns.

(c) Buyer shall, at Buyer’s sole cost and expense, timely prepare and file (or cause to be timely prepared and filed) all Tax Returns other than the Tax Returns described in Section 7.09(b) required to be filed by or with respect to the Company Entities (i) for a Pre-Closing Tax Period to the extent such Tax Returns are due after the Closing Date (taking into account all appropriate extensions) and (ii) for the Straddle Period; provided that all such Tax Returns described in this Section 7.09(c) shall be prepared in a manner consistent with the past practices of the Company Entities, except as otherwise required by Applicable Law. With respect to any Tax Return described in this Section 7.09(c), Buyer shall deliver a draft of any such Tax Return to Sellers for their review at least 30 days prior to the due date for the filing of such Tax Return and Buyer shall (A) incorporate all reasonable comments made by Sellers at least ten days prior to the due date (taking into account any applicable extensions) of any Tax Return for a Pre- Closing Tax Period and (B) consider in good faith all reasonable comments made by Sellers prior to the filing of any Tax Return for a Straddle Period.

(d) Without limiting the obligations set forth elsewhere in this Section 7.09, (i) Buyer shall furnish or cause to be furnished to Sellers, upon the Sellers’ request and expense, and (ii) Sellers shall furnish or cause to be furnished to Buyer, upon Buyer’s request and expense, in each of clauses (i) and (ii), as promptly as practicable, such information and assistance relating to the Company Entities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns (including amended Tax Returns), the allocation of Taxes in a Straddle Period, the conduct of any Tax audit or proceeding and the making of any election related to Taxes. Notwithstanding anything to the contrary herein, nothing in this Agreement shall permit or be deemed to permit Buyer or any of their respective Affiliates to review or otherwise have access to any affiliated, consolidated, combined, unitary or other Tax Return that includes any Seller or its Affiliates (other than Tax Returns that relate solely to the Company Entities).

(e) Except as required by Applicable Law or pursuant to a Final Determination, or expressly permitted by Section 7.09(a) and Section 7.09(c), without the prior written consent of Sellers (which shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not permit any of its Affiliates to, (i) amend, file, refile, supplement or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return relating in whole or in part to any Company Entity with respect to any taxable year or period (or portion thereof) ending on or before the Closing Date, (ii) voluntarily approach any Taxing Authority regarding any Taxes or Tax Returns of any Company Entity that were originally due on or before the Closing Date, or (iii) make any Tax election for any Company Entity effective on or before the Closing Date or that affects taxable periods ending on or before the Closing Date, including that Buyer shall not make an election pursuant to Section 338(g) of the Code with respect to the acquisition or deemed acquisition of Equity Interests pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement, the covenants in this Section 7.09(e) shall survive the Closing indefinitely.

(f) To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, (i) the amount of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes) allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period and (ii) Taxes (other than Taxes allocable under clause (i)) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date and in the case of any such Taxes attributable to an equity interest in any partnership, or other “flowthrough” entity or a controlled foreign corporation (as defined in Section 957 of the Code), as if the taxable period of such partnership, other “flowthrough” entity or controlled foreign corporation ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(g) Each of Buyer and each Seller agrees to cooperate and to cause their Affiliates to cooperate with each other to the extent reasonably required after the Closing Date in connection with any audits, examinations, or assessments conducted by a Taxing Authority relating to any Taxes of any Company Entity for a Pre-Closing Tax Period (each a “Tax Contest”). Buyer shall promptly notify Sellers upon receipt by any Buyer or any of its Affiliates of written notice of any Tax Contests with respect to such Taxes attributable to a Pre-Closing Tax Period for which any Seller would be liable under this Agreement; provided, however, that no delay or failure on the part of Buyer in so notifying Sellers shall relieve Sellers of any liability or obligation hereunder except to the extent of any damage or liability or prejudice caused by or arising out of such delay or failure. Sellers shall have the right to control any Tax Contest that relates solely to Taxes for which the Sellers are responsible pursuant to this Agreement; provided, that (i) Sellers shall allow Buyer to participate in (but not direct the conduct of) any such Tax Contest at the sole expense of Buyer, (ii) Sellers shall confirm in writing their responsibility for and against any and all Taxes that may be imposed as a result of the resolution of such Tax Contest, (iii) Sellers shall be responsible for any bond or deposit that is required in connection with the pursuit of such Tax Contest, (iv) Sellers shall be responsible for any costs and expenses incurred in connection with the pursuit of such Tax Contest, other than costs related to Buyer’s participation in such Tax Contest, (v) Sellers may employ counsel or other advisors of its choice and at its expense, unless Buyer reasonably objects to Sellers’ engaging such counsel or other advisors and (vi) Sellers may not settle or compromise any such Tax Contest without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). Buyer shall have the right to control any other Tax Contests; provided, that with respect to any such other Tax Contest that could reasonably be expected to increase the Taxes of Sellers or any of their Affiliates for any Pre-Closing Tax Period, then (x) Buyer shall allow Sellers to participate in (but not direct the conduct of) any such Tax Contest at the sole expense of Sellers, (y) Buyer shall be responsible for any costs and expenses incurred in connection with the pursuit of such Tax Contest, other than costs related to Sellers’ participation in such Tax Contest and (z) Buyer may not settle or compromise any such Tax Contest without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).

(h) Sellers shall be entitled to receive from Buyer and the Company Entities the Tax refunds with respect to the 2012-2016 United States and United Kingdom competent authority settlement agreement, dated December 17, 2021, and Buyer shall or shall cause the Company Entities to pay to Sellers the amount of such refund including any interest paid thereon by any Taxing Authority (net of any reasonable costs to obtain such refund) within ten Business Days of the actual receipt of the refund in cash; provided, however, that, notwithstanding anything to the contrary in this Agreement, the Sellers shall not be entitled to any Tax refunds, taken into account in the determination of the Closing Debt. Buyer shall, and shall cause the Company Entities, to use commercially reasonable efforts to obtain any Tax refunds described in this Section 7.09(h) as soon as reasonably practicable after the Closing.

(i) No later than five Business Days prior to the Closing and no earlier than 30 days prior to the Closing, Sellers shall deliver to Buyer: (i) a duly executed and properly completed certificate from Sub-Aggregator conforming to the requirements of Treasury Regulations Section 1.1446(f)- 2(b)(4)(i), (ii) a duly executed and properly completed certificate from Sub-Aggregator conforming to the requirements of Treasury Regulations Section 1.1445- 11T(d)(2)(i); and (iii) a duly executed and properly completed certificate from Sellers or WEC Holdings conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(2) and Section 1.897-2(h), in each case, in such form as may be reasonably requested by Buyers.

(j) The Purchase Price shall be allocated between the Equity Interests of WEC Holdings and the Equity Interests of WEC EMEA in accordance with Section 7.09(j) of the Company Disclosure Schedule (such allocation, the “Allocation Schedule”). In the event of any adjustments to the Purchase Price (including pursuant to Section 3.02), the parties shall reasonably cooperate to revise the Allocation Schedule as may be necessary to reflect the Purchase Price as so adjusted based on the methodology and principles used in preparing the Allocation Schedule. The Allocation Schedule (as so revised pursuant to the preceding sentence) shall apply for all Tax purposes, and no party shall take, or cause or permit its respective Affiliates to take, any position inconsistent with the Allocation Schedule on any Tax Return or in any Tax audit or proceeding or in any communication (whether written or unwritten) with any Taxing Authority, except to the extent otherwise required pursuant to a Final Determination.

(k) To the extent the transaction is completed as a sale and purchase of the Purchased Interests pursuant to Section 2.01 and not pursuant to the Alternative Structure, the parties intend that, for all U.S. federal income Tax purposes (and applicable U.S. state and local Tax purposes), the purchase and sale of the Purchased Interests shall be treated as a termination of Sub-Aggregator and a purchase and sale of the Company Interests, in accordance with Revenue Ruling 99-6. The parties shall report the transactions in a manner consistent with such treatment for all U.S. federal income Tax purposes (and applicable U.S. state and local Tax purposes) and shall take no contrary position on any applicable Tax Return or in any applicable Tax audit or proceeding or in any communication (whether written or unwritten) with any applicable Taxing Authority, except to the extent otherwise required pursuant to a Final Determination.

(l) Sellers and Buyer agree to treat any amounts payable pursuant to Section 7.09(g) and Section 7.09(h) as adjustments to the Purchase Price, unless otherwise required by Applicable Law.

Section 7.10. RWI. Buyer agrees that if it is pursuing a RWI Policy, such RWI Policy shall at all times provide that (a) the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Sellers, the Company Entities or any of their respective Affiliates except for Actual Fraud by such Person, (b) each Seller is a third party beneficiary of such waiver and (c) Buyer shall have no obligation to pursue any claim against any of Sellers, the Company Entities or their respective Affiliates in connection with any damage, loss, liability or expense. Buyer shall not (and shall cause its Affiliates to not) grant any right of subrogation or otherwise amend, modify, terminate, or waive any term or condition of the RWI Policy in a manner inconsistent with the immediately preceding sentence. Buyer shall pay, or cause to be paid, all costs and expenses related to the RWI Policy, including the total premium, underwriting costs, brokerage commission, and other fees and expenses of such policy. From and after issuance of the RWI Policy, Buyer shall not amend, modify, or otherwise change, terminate, or waive any provision of the RWI Policy in a manner adverse to any Seller without the prior written consent of such Seller (which consent shall not be unreasonably withheld, conditioned or delayed). Sellers shall, and shall cause the Company Entities to, use reasonable best efforts to cooperate with Buyer and execute and deliver such documents and take such other actions as Buyer may reasonably request in order to assist Buyer in obtaining the RWI Policy.

Section 7.11. D&O Indemnification; Insurance.

(a) From and after the Closing until the sixth anniversary of the Closing Date, Buyer shall, and shall cause each of the Company Entities to, indemnify and hold harmless each present and former director, manager and officer of the Company Entities (each, a “D&O Indemnified Party”) against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the applicable Company Entity would have been permitted under any Applicable Law and its respective Organizational Documents in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under Applicable Law). Without limiting the foregoing, Buyer shall, and shall cause each of the Company Entities, (i) to maintain, for a period of not less than six years from the Closing Date, provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company Entities’ respective former and current officers, directors and managers that are no less favorable to those Persons than the provisions of the Organizational Documents of the applicable Company Entity, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by any Applicable Law.

(b) Prior to the Closing, Sellers shall, or shall cause the Company Entities to, purchase, at Sellers’ expense, a “tail” prepaid policy on the existing policies of the Company Entities’ directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Closing (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) and covering each of the D&O Indemnified Parties for a period of six years after the Closing Date, in any case on terms with respect to coverage and amounts that are no less favorable than the terms of the D&O Policy in effect on the date hereof; provided that Sellers shall not be required to purchase, or cause to be purchased, such “tail” prepaid policy if the D&O Indemnified Parties will be covered by directors’ and officers’ liability insurance policies of Brookfield or its Affiliates that otherwise satisfy the criteria set forth in this Section 7.11(b).

(c) In the event that Buyer or any Company Entity (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the D&O Indemnified Parties and other Persons who are beneficiaries under the “tail” policy referred to in Section 7.11(b) (and their respective successors, heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 7.11.

(d) The provisions of this Section 7.11 shall survive the consummation of the Closing and the consummation of the transactions contemplated hereby and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her successors, heirs and representatives, each of which are third party beneficiaries of this Section 7.11, and shall be binding on all successors and assigns of Buyer and the Company Entities.

Section 7.12. Confidentiality.

(a) Each party acknowledges that the information provided to it in connection with this Agreement and the other agreements contemplated hereby and the transactions contemplated hereby (including the terms of this Agreement) and thereby is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Until the seventh anniversary of the Closing Date, Sellers shall not, and shall cause their respective Affiliates that have received Buyer Confidential Information not to, disclose, or permit the disclosure of, any of the Buyer Confidential Information to any Person, and shall not use the Buyer Confidential Information, except solely as required to (i) perform their respective obligations or exercise or enforce their respective rights under this Agreement or (ii) comply with Applicable Law, and for no other purpose; provided that with respect to any Buyer Confidential Information that is a trade secret, Sellers shall not, and shall cause such respective Affiliates not to, disclose or permit the disclosure of such Buyer Confidential Information for any longer period of time that it is considered a trade secret under Applicable Law. Sellers shall, and shall cause their respective Affiliates that have received Buyer Confidential Information and instruct Representatives that have received Buyer Confidential Information to, treat as confidential and safeguard any and all Buyer Confidential Information by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such Buyer Confidential Information as used with respect to their own confidential information. In the event that any Seller or any of such respective Affiliates is required by Applicable Law to disclose any of the Buyer Confidential Information, such Seller shall notify Buyer in a timely manner so that Buyer may, at its sole expense, seek a protective order or other appropriate remedy or, in Buyer’s sole discretion, waive compliance with the confidentiality provisions of this Section 7.12(b). Each Seller shall, and shall cause their respective Affiliates that have received Buyer Confidential Information to, reasonably cooperate with Buyer in connection with any reasonable actions to be taken for the foregoing purpose. Thereafter, such Seller or such Affiliate, as applicable, may furnish only that portion of the Buyer Confidential Information that such Seller or such Affiliate is advised by its counsel, including in-house counsel, is legally required, and, if confidential treatment is available, such Seller or such Affiliate shall use commercially reasonable efforts to obtain reliable assurances that confidential treatment will be accorded such Buyer Confidential Information.

(c) As promptly as practicable following the Closing Date, if requested in writing by Buyer, Seller shall, and shall cause its respective Affiliates that have received Buyer Confidential Information to, at such Seller’s or its applicable Affiliate’s own expense, promptly return to Buyer or destroy all Buyer Confidential Information retained by Sellers or such Affiliates, with any such destruction being confirmed promptly thereafter in writing; provided, that each Seller and its respective Affiliates (i) may retain one copy of the Buyer Confidential Information to the extent required in order to comply with Applicable Laws or any bona fide internal documentation retention or corporate governance policies and (ii) will not be required to purge any electronic copies of the Buyer Confidential Information from any automatic electronic data backup or archive systems (it being understood that such Buyer Confidential Information will be destroyed in the ordinary course as such back-ups are destroyed or overwritten and that the applicable Seller or Affiliate shall not access such back-ups if Buyer has made a request for the return or destruction of Buyer Confidential Information); provided, further, that any Buyer Confidential Information retained in accordance with this Section 7.12(c) shall remain subject to the confidentiality obligations set forth in this Section 7.12.

Section 7.13. Parties’ Obligations in Respect of Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Financing Commitments on or prior to the Closing Date, including to (i) maintain in effect the Equity Financing and the Equity Commitment Letters, (ii) satisfy on a timely basis all conditions applicable to Buyer contained in the Equity Financing Commitments within its control, (iii) cause the Equity Financing to be funded and consummate the Equity Financing at or prior to the date that the Closing is required to be effected in accordance with Section 2.02, (iv) enforce its rights under its Equity Commitment Letter and (v) comply with its obligations under its Equity Commitment Letter.

(b) Buyer shall provide Sellers prompt written notice (i) of any expiration or termination of, or any breach, default or violation by any party to the Equity Commitment Letters or definitive agreements related to the Equity Financing of which Buyer becomes aware, (ii) of the receipt of any written notice, in each case from any Equity Financing source with respect to any (A) actual or potential breach, default, violation, termination or repudiation by any party to the Equity Commitment Letters or definitive agreements related to the Equity Financing of any provision of the Equity Commitment Letters or the definitive agreements related to the Equity Financing, (B) material dispute or disagreement between or among any parties to the Equity Commitment Letters or definitive agreements related to the Equity Financing with respect to the obligation to fund the Equity Financing or the amount of the Equity Financing to be funded at the Closing, and (iii) if at any time for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Equity Financing on the terms and conditions contemplated by the Equity Financing Commitments or definitive agreements related to the Equity Financing. As soon as reasonably practicable, Buyer shall provide any information reasonably requested by Sellers relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence; provided that in no event under this Section 7.13(b) will Buyer be under any obligation to disclose any information that is subject to attorney-client or other established legal privilege if Buyer shall have used its reasonable best efforts to disclose such information in a way that could not waive such privilege.

(c) Prior to the Closing, Buyer shall not, without the prior written consent of Sellers, agree to, or permit, any amendment, restatement, amendment and restatement, replacement, supplement, or other modification of, or waiver or consent under, the Equity Commitment Letters or other documentation relating to the Equity Financing which would (i) reasonably be expected to adversely affect Buyer’s ability to timely consummate the transactions contemplated hereby (including by making the conditions herein less likely to be satisfied), (ii) reduce the aggregate amount of the Equity Financing, (iii) impose new or additional conditions or expand upon (or amend or modify in any manner adverse to the interests of a Seller) the conditions precedent to the Equity Financing as set forth in either Equity Commitment Letter or (iv) adversely affect the ability of Buyer to enforce its rights against the other parties to the Equity Financing Commitments or any definitive documentation relating thereto. For purposes of this Section 7.13, the definitions of “Equity Commitment Letters,” “Equity Financing Commitments,” and “Equity Financing” shall include the Equity Financing Commitments or documents related thereto as permitted to be amended, amended and restated, replaced, supplemented, modified, waived or consented to by this Section 7.13(c). Buyer shall promptly deliver to Sellers copies of any such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent.

(d) If, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under this Section 7.13, any of the Equity Financing or Equity Financing Commitments (or any definitive Equity Financing agreement relating thereto) of Buyer expire, are terminated or otherwise become unavailable prior to the Closing, in whole or in part, for any reason, Buyer shall (i) promptly notify Sellers of such expiration, termination or unavailability and the reasons therefor and (ii) use its reasonable best efforts promptly to arrange for alternative Equity Financing of Buyer (“Replacement Equity Financing”), which (1) shall be sufficient, together with any of the Equity Financing or Equity Financing Commitments (or any definitive Equity Financing agreement relating thereto) that have not expired, terminated or otherwise become unavailable prior to the Closing, to pay the Required Amount and (2) shall not, without the prior consent of Sellers, include any conditions to such Replacement Equity Financing that are more onerous than or in addition to the conditions set forth in the Equity Commitment Letters in effect on the date hereof. Buyer shall deliver to Sellers true, correct and complete copies of all contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of the Replacement Equity Financing. In the event that Replacement Equity Financing is obtained in accordance with this Section 7.13(d), the definitions of “Equity Commitment Letters,” “Equity Financing Commitments,” and “Equity Financing” shall include the commitments in respect of the Replacement Equity Financing or the documents related thereto, as applicable. Notwithstanding the foregoing, compliance by Buyer with the provisions of this Section 7.13 shall not relieve Buyer of its obligation to consummate the transactions contemplated hereby whether or not the Equity Financing is available.

(e) In addition, Buyer agrees that the receipt of the Equity Financing or Replacement Equity Financing shall not be a condition to Buyer’s obligations to consummate the Closing pursuant to Article 8 and if the Equity Financing (or any Replacement Equity Financing) has not been obtained, Buyer shall continue to be obligated to consummate the transactions contemplated hereby subject only to the satisfaction or waiver of the conditions set forth in Article 8.

(f) Sellers shall, and shall cause the Company Entities to, in each case, use their reasonable best efforts to provide Buyer, Cameco, BEP Investor and their respective Affiliates and Representatives and any sources of financing all customary cooperation reasonably requested by Buyer, Cameco, BEP Investor and their respective Affiliates and Representatives or any sources of debt (the “Debt Financing”) or equity financing undertaken by Buyer, Cameco, BEP Investor or any of their respective Affiliates (collectively, the “Financing”) to fund the transactions contemplated hereby, including reasonable best efforts to (i) participate in a reasonable number of meetings, presentations, road shows, drafting sessions, sessions with rating agencies, and due diligence sessions, in each case, with appropriate seniority and expertise, (ii) provide reasonable and customary assistance with the preparation of materials (including projections) for offering documents, private placement memoranda, prospectuses, rating agency presentations, bank information memoranda and other similar documents, (iii) provide reasonable cooperation with the due diligence efforts of any arrangers, underwriters or placement agents in connection with the financing, or of any sources of financing, to the extent reasonable and customary (including executing customary authorization letters authorizing the distribution of information about the Company Entities to prospective sources of financing, which letters shall include, to the extent accurate and applicable, in the case of the public-side version of any such materials and documents, a representation that such public-side version does not include information about the Company Entities that would constitute material non-public information within the meaning of Canadian securities laws or United States federal securities laws if the Company Entities were public reporting companies), (iv) to the extent timely requested, provide, at least five Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Company Entities, in each case as reasonably requested by Buyer, Cameco, BEP Investor or any of their respective Affiliates or Representatives or any sources of financing at least five Business Days prior to the aforementioned date of delivery, (v) furnish Buyer, Cameco, BEP Investor or any of their respective Affiliates and Representatives and any sources of financing financial statements and information regarding the Company Entities reasonably necessary to consummate the financing (including audited financial statements of Sub-Aggregator for each of the three most recent fiscal years ended for which such financial statements are otherwise required to have been delivered pursuant to the First Lien Credit Agreement (as in effect on the date hereof) in the form and when required to be delivered under the First Lien Credit Agreement (as in effect on the date hereof) and unaudited financial statements of Sub-Aggregator for any quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of the most recent audited financial statements (and corresponding periods of any prior year) for which such quarterly interim period financial statements are otherwise required to have been delivered pursuant to the First Lien Credit Agreement (as in effect on the date hereof) in the form and when required to be delivered under the First Lien Credit Agreement (as in effect on the date hereof)); provided that Buyer, Cameco or BEP Investor, as applicable, shall be solely responsible for the contents (other than historical information of the Company Entities) and determination of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (vi) obtain from each Seller’s registered public accounting firm that has audited such Seller’s most recent audited financial statements customary comfort letters and consents required in connection with any financing with respect to the financial statements and information provided pursuant to Section 7.13(f)(v) that is included in any offering document for which such comfort is customarily required, including customary confirmations (in customary form and scope and delivered at such customary times) of such accountants that they are prepared to issue any such comfort letter or consent subject to the completion of its customary procedures relating thereto.

(g) Notwithstanding anything to the contrary in Section 7.13(f), the cooperation requested by Buyer, Cameco or BEP Investor pursuant to Section 7.13(f) shall not (i) interfere unreasonably with the ongoing business or operations of Sellers or the Company Entities or (ii) require any of Sellers or the Company Entities to (A) pay any commitment or other similar fee, (B) have or incur any liability or obligation in connection with any Financing, including under any agreement or any document related to the Financing, in each case, prior to the Closing, (C) take or commit to take any action that would conflict with, violate or result in a breach of or termination right or default under any Organizational Documents of any Seller, Company Entity or any of their respective Affiliates, any Credit Agreement or the documentation governing any other Indebtedness or Payoff Indebtedness, in each case as in effect on the date hereof, any document contemplated by this Agreement or any Applicable Law, or, would reasonably be expected to cause any closing condition set forth in Article 8 to fail to be satisfied, (D) take any action that would subject any director, manager, officer or employee of the Company Entities or any of their respective Affiliates to any actual or potential personal liability (which excludes certificates given in such capacity of such person), (E) provide access to or disclose information that any Seller or Company Entity determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, any Seller or Company Entity or any of their respective Affiliates, (F) cause any Seller or Company Entity to (1) become party to any financing as a borrower, a guarantor or otherwise or (2) pledge or otherwise encumber any asset in connection therewith, (G) reimburse any expenses or provide any indemnities, (H) make any representation, warranty or certification or (I) provide any cooperation or information that does not pertain to any Seller or any Company Entity; it being understood and agreed that (x) in no event shall any Seller or Company Entity be required to (1) deliver any financial or other information that is not currently readily prepared in the Ordinary Course at the time requested by Buyer, (2) other than at the expense of Buyer, Cameco or BEP Investor, obtain review of any financial or other information by the Company Entities’ accountants or (3) prepare any pro forma financial statements and (y) no breach of Section 7.13(f) shall give rise to the failure of any condition set forth in Article 8.

(h) Buyer shall indemnify and hold harmless Sellers and the Company Entities and their respective directors, officers, employees, equityholders, Representatives, advisors and Affiliates from and against any out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, or damages suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith except to the extent any such cost or expense, judgment, fine, loss, claim, or damage results from the inaccuracy of any information provided by Sellers or the Company Entities pursuant to Section 7.13(f) or the bad faith, willful misconduct or gross negligence of Sellers, Company Entities or their respective Representatives. Buyer shall reimburse Sellers upon written request therefor for any reasonable and documented out-of-pocket costs or expenses incurred or otherwise payable by Sellers or the Company Entities or any of their respective directors, officers, employees, equityholders, Representatives, advisors and Affiliates in connection with the Financing and any cooperation provided in connection with the Financing.

(i) Sellers hereby consent, on their own behalf and on behalf of the Company Entities, to the inclusion of Confidential Information (as defined in the Confidentiality Agreement) in any disclosure document for the Financing to the extent required by Applicable Law, any regulatory or supervisory body or the rules of any securities exchange to which the disclosing party is subject, to the extent required to facilitate such Financing; provided that Buyer shall give reasonable consideration to Sellers’ reasonable comments in respect of any such disclosure documents where such comments are provided within a reasonable time frame prior to the filing of any such disclosure documents.

Section 7.14. Employees; Employee Benefits.

(a) For a period of twelve months following the Closing Date, Buyer shall provide, or shall cause to be provided, to each Company Employee who is employed by a Company Entity immediately prior to the Closing and who remains a Company Employee immediately following the Closing (each a “Continuing Employee”), except in the case of employees of Bartlett Holdings, LLC or its Subsidiaries that are Company Entities, (i) annual base salary or base hourly wages, short-term incentive compensation opportunities and long-term incentive compensation opportunities, in each case, that are no less favorable than the annual base salary or base hourly wages, short-term incentive compensation opportunities and long-term incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing, (ii) other employee benefits that are no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Closing (excluding severance, defined benefit pension benefits, retiree welfare benefits, nonqualified deferred compensation benefits and change in control benefits), and (iii) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Closing. For purposes of eligibility, vesting, vacation entitlement, and severance (but not benefit accrual or level of benefits under defined benefit plans or with respect to any retiree medical benefits) under the employee benefit plans of Buyer which provide benefits to Continuing Employees (the “Buyer Plans”), Buyer shall credit each Continuing Employee with his or her years of service with the Company Entities and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Employee Benefit Plan; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or (ii) apply to any Buyer Plan that is grandfathered or frozen, either with respect to level of benefits or participation. Notwithstanding the foregoing, this Section 7.14(a) shall not apply to Continuing Employees who are covered by a collective bargaining agreement.

(b) Buyer shall use commercially reasonable efforts to (i) cause to be waived under any applicable Buyer Plan any pre-existing condition limitations, actively-at-work requirements, exclusions and waiting periods to the extent waived or not applicable under, or previously satisfied by such Continuing Employee under, the relevant Employee Benefit Plan and (ii) cause the Continuing Employees to be given credit under the applicable Buyer Plan for amounts paid during the plan year in which such Continuing Employees commence participation in such Buyer Plan for purposes of applying deductibles, co-payments, co-insurance and out-of-pocket maximums.

(c) To the extent any payments made with respect to, or which arise as a result of, the execution and delivery of this Agreement or the transactions contemplated hereby could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, Sellers shall (i) as promptly as practicable following the date of this Agreement, disclose their calculations with respect to all potential parachute payments to Buyer, along with the assumptions used to make the calculations, (ii) prior to the Closing seek a waiver from each “disqualified individual” of any such parachute payments that would otherwise be due and owing such that any remaining payments shall not be deemed “parachute payments” (such waived payments, the “Waived 280G Payments”) and (iii) prior to the Closing, cause all Waived 280G Payments to be disclosed to, and solicit the vote (whether of approval or disapproval) of the equityholders of the Sellers in a manner intended to comply with the requirements of the Code and the applicable Treasury Regulations. Buyer shall have the right to review and comment on any waiver document required by clause (ii) before such waiver document is provided to the recipient and any disclosure and vote materials required by clause (iii) before such disclosure is made. Sellers shall provide Buyer with no less than ten Business Days to review and comment on any such materials and documents, and shall reasonably consider modifications in response to comments from Buyer. Sellers shall not pay or cause to be paid any Waived 280G Payments to the extent that it is unable to obtain the equityholder approval described in clause (iii).

(d) The provisions contained in this Section 7.14 shall not (i) be treated as an amendment or other modification of any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement, (ii) limit the right of Buyer to terminate any employee at any time and for any reason or (iii) create any third party rights, benefits or remedies of any nature whatsoever in any Company Employee (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

Section 7.15. BBU Unitholder Meeting; Circular.

(a) BBU shall: (i) convene and conduct the BBU Unitholder Meeting in accordance with its Organizational Documents and Applicable Law as promptly as practicable, and use reasonable best efforts to convene and conduct the BBU Unitholder Meeting on or before the date that is 60 days after the date hereof, and in any event shall convene and conduct the BBU Unitholder Meeting not later than the date that is 75 days after the date hereof (subject to delays in response to any COVID-19 Measures), and set the record date for the BBU Unitholders entitled to receive notice and vote at the BBU Unitholder Meeting as promptly as practicable, and shall not adjourn, postpone or cancel the BBU Unitholder Meeting (or propose the adjournment, postponement or cancellation of the BBU Unitholder Meeting) except (A) as required for quorum purposes (in which case, the BBU Unitholder Meeting shall be adjourned and not cancelled), by Applicable Law or by a Governmental Authority or (B) for one or more adjournments for not more than ten Business Days in the aggregate (unless otherwise consented to in writing by Buyer) for the purpose of soliciting proxies to obtain the BBU Minority Approval; (ii) use its reasonable best efforts to solicit proxies in favor of the approval of the obtaining the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of any of the transactions contemplated by this Agreement, including using proxy solicitation services firms to solicit proxies in favor of the approval of the Transaction Resolution if requested by Buyer; (iii) provide Buyer with a summary of information regarding the BBU Unitholder Meeting generated by any proxy solicitation services firm retained by BBU, as reasonably requested from time to time by Buyer; (iv) give notice of the BBU Unitholder Meeting to Buyer and allow Buyer’s Representatives to attend the BBU Unitholder Meeting; (v) as promptly as reasonably practicable, advise Buyer, at such times as Buyer may reasonably request prior to the date of the BBU Unitholder Meeting, and promptly following receipt of proxy tallies over the last three Business Days prior to the date of the BBU Unitholder Meeting, as to the aggregate tally of the proxies received by BBU in respect of the Transaction Resolution; and (vi) promptly advise Buyer of any material communication received from or claims brought by (or threatened in writing to be brought by) any BBU Unitholder in opposition to the Transaction Resolution.

(b) BBU shall promptly prepare and complete, in consultation with Buyer, the Circular, together with any other documents required by Applicable Law in connection with the BBU Unitholder Meeting, and BBU shall promptly cause the Circular and such other documents to be filed and sent to each BBU Unitholder and other Person as required by Applicable Law, in each case so as to permit the BBU Unitholder Meeting to be held by the date specified in Section 7.15(a). BBU will ensure that the Circular complies in all material respects with Applicable Law, does not contain any Misrepresentation (provided that BBU shall not be responsible for the accuracy of any information furnished by or on behalf of Buyer or any of its Affiliates (regarding themselves) in writing specifically for purposes of inclusion in the Circular), and provides BBU Unitholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the BBU Unitholder Meeting. BBU shall give Buyer and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and such other documents, and shall give reasonable consideration to any comments made by Buyer and its legal counsel. Without limiting the generality of the foregoing, the Circular must include: (i) a statement that the BBU Board has, after receiving legal and financial advice and following the receipt and review of an unanimous recommendation from the BBU Committee, unanimously determined (subject to any abstentions by directors that are conflicted) that the transactions contemplated by this Agreement are in the best interests of BBU, and are fair to BBU from a financial point of view, and unanimously recommends (subject to any abstentions by directors that are conflicted) that the BBU Unitholders vote in favor of the Transaction Resolution (the “Board Recommendation”); and (ii) a statement that each executive officer and director of BBU or BBU GP that is a BBU Unitholder and is permitted to vote intends to vote all of such Person’s BBU Units in favor of the Transaction Resolution. All information relating solely to Buyer or any of its Affiliates included in the Circular shall be provided by Buyer in accordance with Section 7.15(c) and will be in form and content satisfactory to Buyer, acting reasonably.

(c) Buyer shall (i), in a timely manner, provide all necessary information concerning Buyer and its Affiliates that is required by Applicable Law to be included by BBU in the Circular or other related documents to BBU in writing and (ii) ensure such information does not contain any Misrepresentation.

(d) Each of BBU, Buyer and Sellers shall promptly notify the other parties if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. Each of BBU, Buyer and Sellers shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and BBU shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the BBU Unitholders and, if required by Applicable Law, file the same with any Governmental Authority.

(e) At the reasonable request of Buyer from time to time, BBU shall, as soon as reasonably practicable, provide Buyer with a list (in both written and electronic form) of the registered BBU Unitholders, together with their addresses and respective holdings of BBU Units, and a list of non-objecting beneficial owners of BBU Units, together with their addresses and respective holdings of BBU Units, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. BBU shall from time to time require that its registrar and transfer agent furnish Buyer with such additional information, including updated or additional lists of BBU Unitholders and lists of holdings and other assistance as Buyer may reasonably request.

Section 7.16. Non-Solicitation.

(a) Each Seller shall not, and shall cause its respective Affiliates and Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records relating to any Company Entity) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute, an Acquisition Proposal;

(ii) enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than Buyer or its Affiliates or their respective Representatives) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute, an Acquisition Proposal;

(iii) permit the BBU Board to, and the BBU Board shall not, fail to unanimously recommend (subject to any abstentions by directors that are conflicted) or withdraw, amend, modify or qualify in a manner that has substantially the same effect as withdrawing, amending, modifying, the Board Recommendation;

(iv) following the date any Acquisition Proposal or any material modification thereto is first made public, fail to publicly reaffirm within three Business Days after having been requested in writing to do so by Buyer, the Board Recommendation (which request may only be made once with respect to any such Acquisition Proposal, except that Buyer may make an additional request after any material change in the terms of such Acquisition Proposal);

(v) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; or

(vi) approve, recommend or enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal.

(b) Immediately following the date of this Agreement, each Seller shall, and shall cause its respective Affiliates and Representatives to cease and terminate, and cause to be terminated, any solicitation, discussion or negotiations with any Person (other than Buyer or its Affiliates or their respective Representatives) with respect to any inquiry, proposal or offer made prior to the execution and delivery hereof that would reasonably be expected to constitute an Acquisition Proposal, and in connection therewith, each Seller shall, and shall cause its respective Affiliates and Representatives to:

(i) discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of any Company Entity; and

(ii) request, and use reasonable best efforts to exercise all rights it has to require, the return or destruction of all copies of any confidential information regarding any Company Entity provided to any Person (other than Buyer or its Affiliates or their respective Representatives) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, and use its reasonable best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c) Each Seller agrees not to, and shall cause its respective Affiliates and Representatives not to, without the prior written consent of Buyer, release any Person from, or waive such Person’s obligations under any confidentiality, standstill or similar agreement or restriction to which any such Seller, Affiliate or Representative is a party and that relates to the Company Entities (it being acknowledged by Buyer that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 7.16(c)).

(d) If any senior-level officer or employee of either Seller receives or becomes aware of, whether through a Seller or any of its Affiliates or Representatives, any inquiry, proposal, offer or request that constitutes or would reasonably be expected to constitute an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to any Company Entity, including information, access, or disclosure relating to the properties, facilities, books or records of any Company Entity, in each case, in connection with an Acquisition Proposal, Sellers shall promptly notify Buyer, at first orally, and then in writing, of such Acquisition Proposal, inquiry, proposal, offer or request (or any amendment thereto), provide a summary of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and provide a copy of any written Acquisition Proposal.

(e) From and after the time at which the BBU Minority Approval has been obtained, no breach of this Section 7.16 shall have any effect on, or be considered with respect to, the failure of any condition set forth in Article 8.

(f) The Buyer acknowledges that the BBU Board shall be permitted to make any disclosure to the BBU Unitholders required by Applicable Law; provided that, for certainty, any such disclosure must comply with Section 7.15 and this Section 7.16.

Section 7.17. Delivery of Virtual Data Room Electronic Copy. Promptly following the date hereof, Sellers shall deliver or cause to be delivered to Buyer an electronic storage device containing true, correct and complete contents, as of the date hereof, of the dataroom prepared by Sellers in connection with the transactions contemplated by this Agreement. Without limiting any obligations of Buyer under the Confidentiality Agreement, Buyer shall store and access, and shall cause that any of its Representatives and Affiliates store and access, such storage device and the information contained on it in compliance with applicable Trade Control Laws and Nuclear Laws.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.01. Conditions to Closing.

(a) The obligations of Buyer and each Seller to consummate the Closing are subject to the satisfaction, or, if permitted by Applicable Law, waiver by the party for whose benefit such condition exists, of the following conditions:

(i) (A) the applicable waiting period under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated and there shall not be in effect any voluntary agreement between Buyer, Sellers or their respective Affiliates (including any Company Entities) and the United States Federal Trade Commission, the United States Department of Justice or other applicable Governmental Authority pursuant to which Buyer, Sellers or any of their respective Affiliates, as applicable, has agreed not to consummate the transactions for any period of time, (B) the U.S. National Security Clearances shall have been obtained, (C) the applicable notice period under ITAR with respect to the transactions contemplated hereby shall have concluded or DDTC shall have consented to the transactions contemplated hereby, (D) the other Required Regulatory Approvals set forth in Section 8.01(a)(i) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect and (E) approval shall have been obtained and shall remain in full force and effect in respect of any other submission to a Governmental Authority competent in respect of Antitrust Laws or Foreign Investment Laws that Buyer and Sellers have agreed (acting reasonably) to submit pursuant to Section 7.03(b)(i)(A);

(ii) there shall not be in force an order, decree or judgment of any Governmental Authority having competent jurisdiction, or any Applicable Law, in either case, enjoining or prohibiting the consummation of the transactions contemplated hereby (a “Legal Restraint”); and

(iii) the BBU Minority Approval shall have been obtained.

(b) The obligations of Buyer to consummate the Closing are subject to the satisfaction, or, if permitted by Applicable Law, waiver by Buyer, of the following further conditions:

(i) (A) the representations and warranties set forth in the first sentence of Section 4.01 and in Section 4.02, Section 4.04, Section 4.07, Section 5.01, Section 5.02, Section 5.06(b) and Section 5.07, shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, (B) the representations and warranties set forth in Section 4.10(a)(iii) shall be true and correct in all respects at and as of such date set forth therein, (C) the representations and warranties set forth in Section 5.06(a) shall be true and correct in all respects as of the Closing Date, as if made at and as of such date, (D) the representations and warranties of Sellers set forth in Article 4 (other than in those Sections listed in the preceding clauses (A), (B) and (C)), disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, for any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and (E) the representations and warranties of Sellers set forth in Article 5 (other than in those Sections listed in the preceding clauses (A), (B) and (C)) shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, for any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Sellers’ ability to consummate the transactions contemplated hereby;

(ii) each Seller and BBU shall have performed and complied, in all material respects, with their respective covenants and obligations required to be performed or complied with by it on or prior to the Closing Date.

(iii) since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing;

(iv) since the date of this Agreement, no Credit Agreement Default shall have occurred and be continuing; and

(v) Buyer shall have received a certificate signed by an authorized officer of each Seller certifying the satisfaction of the foregoing clauses (i), (ii), (iii) and (iv).

(c) The obligations of each Seller to consummate the Closing are subject to the satisfaction, or, if permitted by Applicable Law, waiver by such Seller, of the following further conditions:

(i) (A) the representations and warranties set forth in Section 6.01, Section 6.02, Section 6.05(b) and Section 6.14 shall be true and correct in all material respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, (B) the representations and warranties set forth in Section 6.05(a) shall be true and correct in all respects as of the Closing Date, as if made at and as of such date, and (C) the representations and warranties set forth in Article 6 (other than in those Sections listed in the preceding clauses (A) and (B)) shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to consummate the transactions contemplated hereby;

(ii) each of Buyer, BEP Investor and Cameco shall have performed and complied, in all material respects, with their respective covenants and obligations required to be performed or complied with by it on or prior to the Closing Date; and

(iii) such Seller shall have received a certificate signed by an authorized officer of Buyer certifying the satisfaction of the foregoing clauses (i) and (ii).

(d) No Rescission. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto, after the Closing, to rescind this Agreement or the Closing (it being understood and agreed that nothing in this Section 8.01(d) shall limit Section 10.01(a), Section 10.01(d) or Section 10.01(e) in any manner).

(e) Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in Section 8.01(a), Section 8.01(b) or Section 8.01(c), as the case may be, to be satisfied if such failure was caused by such party’s own failure to perform any of its obligations under this Agreement.

ARTICLE 9

TERMINATION

Section 9.01. Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by mutual written agreement of Sellers and Buyer;

(ii) by either Sellers or Buyer if the BBU Unitholder Meeting is duly convened and held and the Transaction Resolution is voted on by the BBU Unitholders but the BBU Minority Approval is not obtained;

(iii) by either Sellers or Buyer if Closing has not occurred on or before the date that is nine months after the date hereof (the “End Date”); provided, that if all of the conditions to Closing set forth in Article 8 have been satisfied or waived (or by their nature are to be satisfied at the Closing) except, to the extent applicable, for the conditions set forth in Section 8.01(a)(i) or, to the extent related to Antitrust Laws or

Foreign Investment Laws, Section 8.01(a)(ii) based on any appealable Legal Restraint, then either Sellers, on the one hand, or Buyer, on the other hand, may cause the End Date to be extended up to two times in the aggregate, each time by a period of three months by delivering written notice to Buyer (in the case of an extension by Sellers) or Sellers (in the case of an extension by Buyer), and if so extended, such date shall be the “End Date”;

(iv) by either Sellers or Buyer, if consummation of the transactions contemplated hereby would violate any non-appealable Legal Restraint; provided, that the right to terminate this Agreement pursuant to this Section 9.01(a)(iv) shall not be available to any party whose breach of any provision of this Agreement materially contributed to the issuance or continued existence of such Legal Restraint (which, (A) in the case of Buyer shall include a breach by BEP Investor or Cameco of any provision applicable to it and (B) in the case of Sellers shall include a breach by BBU of any provision applicable to it);

(v) by Buyer if (A) there is any breach of any representation, warranty, covenant or agreement on the part of either of Sellers or BBU set forth in this Agreement such that the conditions specified in Section 8.01(b)(i) or Section 8.01(b)(ii) would not be satisfied at the Closing (a “Terminating Seller Breach”), and (B) such Terminating Seller Breach is (x) incurable or incapable of being satisfied by the End Date or (y) if capable of being satisfied by the End Date, not cured within the earlier of (1) 30 days after receipt by Sellers of written notice from Buyer of such breach and (2) the End Date; or

(vi) by Sellers if (A) there is any breach of any representation, warranty, covenant or agreement on the part of Buyer, BEP Investor or Cameco set forth in this Agreement, such that the conditions specified in Section 8.01(c)(i) or Section 8.01(c)(ii) would not be satisfied at the Closing (a “Terminating Buyer Breach”) and (B) such Terminating Buyer Breach is (1) incurable or incapable of being satisfied by the End Date or (2) if capable of being satisfied by the End Date, not cured within the earlier of (1) 30 days after receipt by Buyer of written notice from Sellers of such breach and (2) the End Date.

(b) In the event of any termination of this Agreement other than pursuant to Section 9.01(a)(i) (i) by Sellers, Sellers shall give written notice to Buyer and (ii) by Buyer, Buyer shall give written notice to Sellers.

Section 9.02. Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, such termination shall be without liability of any party (or any stockholder or Representative of such party) to the other parties to this Agreement, subject to Section 9.03; provided that if such termination shall result from any Actual Fraud or Willful Breach of any party, such party shall be fully liable for any and all damages and liabilities of any kind, character or description incurred or suffered by another party as a result of such Actual Fraud or Willful Breach; provided, further, that a failure by any Buyer to consummate the transactions contemplated hereby in breach of this Agreement shall be deemed a Willful Breach whether or not such Buyer had sufficient funds available to consummate such transactions. The Equity Commitment Letter and the provisions of Section 1.01, Section 7.07, Section 7.12, this Section 9.02,

Section 9.03 and Article 10 (other than Section 10.01(a)) shall survive any termination of this Agreement. Notwithstanding anything in this Agreement to the contrary, with respect to any award of damages in connection with any breach of this Agreement, such damages shall not be limited to reimbursement of expenses or out-of-pocket costs but shall, in addition, include the benefit of the bargain lost by the non-breaching party (taking into consideration all relevant matters, including the loss of the expected premium, other combination opportunities and the time value of money). Nothing in this Section 9.02 shall be deemed to affect any of the parties’ rights to specific performance (i) under Section 10.12 and (ii) against the Equity Investors under the Equity Commitment Letter, in the case of Sellers.

Section 9.03. Fees and Expenses Following Termination

(a) Notwithstanding any other provision of this Agreement relating to the payment of fees and expenses, if this Agreement is terminated by the Sellers or Buyer pursuant to Section 9.01(a)(ii), then Sellers shall, on a joint and several basis, within two Business Days of such termination, pay or cause to be paid to Buyer by wire transfer of immediately available funds an amount equal to the actual expenses incurred by Buyer and each Equity Investor or their respective Affiliates in connection with the transactions (including Cameco’s own contemplated debt and equity financing) contemplated by this Agreement (the “Expense Amount”); provided, that the Expense Amount (if paid to Buyer) shall not exceed $45,000,000.

(b) The parties acknowledge and agree that (i) the provisions of this Section 9.03 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Survival; Non-Recourse Parties; Release.

(a) None of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing (and there shall be no liability after the Closing in respect thereof except as expressly set forth in this Agreement), except for those covenants that by their terms are to be performed in whole or in part after the Closing, which covenants shall survive in accordance with their terms.

(b) Buyer acknowledges and agrees that, except in the case of Actual Fraud, this Agreement may only be enforced against, and any claim or suit based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against Sellers and BBU, and then only with respect to the specific obligations set forth herein with respect to Sellers and BBU, as applicable, and none of their respective Affiliates, equity holders, members and partners, or any of their respective employees, professional advisers, consultants, or officers (collectively, the “Seller Non-Recourse Parties”), will have or be subject to any liability to any of Buyer and its Affiliates resulting from any claim based on, in respect of, or by reason of, this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability may be sought to be imposed, whether at law, in equity or otherwise. The terms and provisions of this Section 10.01(b) are intended to be enforceable by any of the Seller Non-Recourse Parties, each of whom is an intended third-party beneficiary of this Section 10.01(b).

(c) Each Seller acknowledges and agrees that, except in the case of Actual Fraud, this Agreement may only be enforced against, and any claim or suit based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against Buyer, and none of its Affiliates, equity holders, members and partners, or any of their respective employees, professional advisers, consultants, or officers (collectively, the “Buyer Non-Recourse Parties”), will have or be subject to any liability to any of Sellers and their respective Affiliates resulting from any claim based on, in respect of, or by reason of, this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability may be sought to be imposed, whether at law, in equity or otherwise. The terms and provisions of this Section 10.01(c) are intended to be enforceable by any of the Buyer Non-Recourse Parties, each of whom is an intended third-party beneficiary of this Section 10.01(c).

(d) Effective as of the Closing, Buyer, on behalf of itself and each of its Affiliates and each of its and their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling Persons, representatives, Subsidiaries or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Sellers and their respective Affiliates, and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling Persons, representatives, Subsidiaries or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts, liabilities, obligations and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise), which the Buyer Releasing Parties may have against each of the Buyer Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Company Entities (including their respective businesses and the operation thereof) or any actions taken or failed to be taken by any of the Buyer Released Parties in any capacity related to the Company Entities occurring or arising on or prior to the Closing Date; provided, however, that nothing set forth in this Section 10.01(d) shall (i) affect the ability of Buyer to enforce its rights and remedies under this Agreement in accordance with the terms hereof or (ii) release any liabilities or obligations under any Contract or other arrangement arising out of or relating to the employment of any Buyer Released Party by any Company Entity. The claims waived by the Buyer Releasing Parties do not include any claim arising under this Agreement or in the case of Actual Fraud.

(e) Effective as of the Closing, each Seller, each on behalf of itself and each of its Affiliates and each of its and their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling Persons, representatives, Subsidiaries or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges, the Company Entities and their respective Affiliates, and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling Persons, representatives, Subsidiaries or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Seller Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts, liabilities, obligations and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise), which the Seller Releasing Parties may have against each of the Seller Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Company Entities (including their respective businesses and the operation thereof) or any actions taken or failed to be taken by any of the Seller Released Parties in any capacity related to the Company Entities occurring or arising on or prior to the Closing Date; provided, however, that nothing set forth in this Section 10.01(e) shall (i) affect the ability of any Seller to enforce its rights and remedies under this Agreement in accordance with the terms hereof or (ii) release any liabilities or obligations under any Contract or other arrangement arising out of or relating to the employment of any Seller Releasing Party by any Company Entity. The claims waived by the Seller Releasing Parties do not include any claim arising under this Agreement or in the case of Actual Fraud.

Section 10.02. Notices.

(a) A notice given under this Agreement:

(i) shall be sent to the attention of the person, and to the physical address or email address, given in this Section 10.02 (or such other physical address, email address or person as the party may notify to the other in accordance with the provisions of this Section 10.02); and

(ii) shall be delivered personally; sent by email (with confirmation of receipt); or sent by reputable international overnight courier.

(b) The addresses for service of notice are:

if to Buyer, to:

Watt New Aggregator L.P.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention: [***]

Email:       [***]

with a copy to each of BEP Investor and Cameco as set forth below if to BEP Investor, to:

Watt Aggregator L.P.

Maples Corp Services Limited, PO Box 309

Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Attention: [***]

Email:       [***]

and

Brookfield Asset Management Inc.

Brookfield Place, Suite 100

181 Bay Street

Toronto, ON M5J 2T3

Attention: [***]

Email:       [***]

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: [***]

Email:       [***]

if to Cameco, to:

Cameco Corporation

2121 11th Street West

Saskatoon SK S7M 1J3

Attention: [***]

Email:       [***]

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

Attention: [***]

Email:       [***]

if to Sellers or BBU, to:

c/o Brookfield Asset Management

Brookfield Place, Suite 100

181 Bay Street

Toronto, ON M5J 2T3

Attention: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: [***]

Email: [***]

(c) A notice shall be effective upon receipt and shall be deemed to have been received:

(i) if delivered personally or by courier, at the time of delivery; or

(ii) if sent email, at the time of transmission,

provided that, in either case, where delivery is not within business hours at the place of receipt, then the notice shall be deemed to have been received when business next starts in the place of receipt.

Section 10.03. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 10.04. Entire Agreement. This Agreement, the Equity Commitment Letter, the Escrow Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 10.05. Amendment and Waiver.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Buyer and each Seller, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(d) No amendment or waiver to this Section 10.05(d) or Section 10.08, Section 10.10(b), Section 10.11(b), Section 10.13 or Section 10.15, or any defined terms used therein (as used therein) (or to any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of any such foregoing Section or defined term used therein (as used therein)), that is adverse to any Debt Financing Source shall be effective as to such Debt Financing Source without the written consent of such Debt Financing Source.

Section 10.06. Costs. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party (including its Affiliates) incurring such cost or expense. Without limiting the foregoing, (a) Buyer will pay and be solely responsible for (i) transaction-related fees and expenses of Buyer and its Affiliates, including any Buyer Designation pursuant to Section 2.01(b), and (ii) any RWI Policy, and (b) Sellers and Buyer shall bear equally (i) all fees and expenses of the Escrow Agent, (ii) all filing fees payable with respect to the Required Regulatory Approvals in accordance with Section 7.03(l) and (iii) all Transfer Taxes in accordance with Section 7.09(a)(ii) (such fees in clause (b) collectively, the “Split Fees”). Notwithstanding the foregoing, if Buyer or any Seller obtains an injunction, a decree or order of specific performance or other remedy, Sellers (in the case of Buyer) and Buyer (in the case of Sellers) shall reimburse such party for all out-of-pocket expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants) incurred by or on behalf of such party or any Affiliate of such party in connection with obtaining such injunction, a decree or order of specific performance or other remedy.

Section 10.07. Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, void or unenforceable, (a) it shall have no effect in that respect and the parties shall use commercially reasonable efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 10.08. Third Party Rights. Except as otherwise expressly provided herein, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns. Notwithstanding anything to the contrary in this Section 10.08, nothing in this Section 10.08 shall be deemed to limit any liabilities of the Equity Investors to any of Sellers under the Equity Commitment Letter or serve as a waiver of any right on the part of any of Sellers to initiate any legal proceedings permitted pursuant to, and in accordance with, the specific terms of the Equity Commitment Letter. Notwithstanding anything to the contrary contained herein, each Debt Financing Source is intended to be, and shall be, an express third-party beneficiary of this Section 10.08 and Section 10.05(d), Section 10.10(b), Section 10.11(b), Section 10.13 and Section 10.15.

Section 10.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, and by each party on separate counterparts. Each such counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of a counterpart hereof by email attachment shall be an effective mode of delivery.

Section 10.10. Jurisdiction.

(a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Chancery Court of the State of Delaware or, if jurisdiction is not available in the Chancery Court, any Delaware state court sitting in New Castle County, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.02 shall be deemed effective service of process on such party.

(b) Notwithstanding anything to the contrary contained herein, each party hereto hereby submits itself to the exclusive jurisdiction of the Supreme Court of the State of New York and the United States District Court for the Southern District of New York and any appellate courts thereof with respect to any suit, action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and hereby agrees that it will not bring or support any such suit, action or proceeding in any other forum.

Section 10.11. Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(b) Notwithstanding anything to the contrary herein, any right or obligation with respect to any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder or as described in Section 10.10(b) shall be governed by and construed in accordance with the laws of the State of New York.

Section 10.12. Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or the Equity Commitment Letter and to specifically enforce the terms and provisions of this Agreement or the Equity Commitment Letter, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 10.13. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND IN RESPECT TO ANY SUIT ACTION OR PROCEEDING AGAINST ANY DEBT FINANCING SOURCE IN CONNECTION WITH THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER AT LAW OR IN EQUITY AND WHETHER IN TORT, CONTRACT OR OTHERWISE.

Section 10.14. No Right of Set-Off. Each Seller and Buyer, each on its own behalf and on behalf of each of its Affiliates, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that such party or any of its Affiliates has or may have with respect to the payment of the Purchase Price or any other payments to be made by such party pursuant to this Agreement or any other document or instrument delivered by such party in connection herewith.

Section 10.15. Debt Financing Source Matters. Notwithstanding anything to the contrary herein, each Seller (on behalf of itself and its controlled Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) (a) hereby waives any claims or rights against any Debt Financing Source relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (b) hereby agrees not to bring or support any suit, action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and (c) hereby agrees to cause any suit, action or proceeding asserted against any Debt Financing Source by or on behalf of any Seller or any of its controlled Affiliates or any officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent or representative thereof in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waivers and agreements, it is acknowledged and agreed that (x) no Debt Financing Source shall have any liability to Sellers for any claims or damages in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, (y) none of Sellers, the Company Entities or their respective controlled Affiliates or representatives are legal beneficiaries of the Debt Financing, the Debt Commitment Letter or the transactions contemplated thereby and (z) none of Sellers, the Company Entities or their respective controlled Affiliates or representatives shall be entitled to specific performance of the Debt Financing, the Debt Commitment Letter or the transactions contemplated thereby. Notwithstanding the foregoing, nothing in this Section 10.15 shall in any way limit or modify the rights and obligations of Buyer or any of its Affiliates under this Agreement or any Debt Financing Source’s obligations to Cameco under any Debt Commitment Letter or to Cameco under the definitive agreements governing the Debt Financing.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

WATT NEW AGGREGATOR L.P.

By its general partner, Watt GP Ltd.

By:	/s/ Ruth Kent
Name: Ruth Kent
Title: Director

By:	/s/ Sean A. Quinn
Name: Sean A. Quinn
Title: Director

[Signature Page to Equity Purchase Agreement]

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ James Bodi
Name: James Bodi
Title: Director

BROOKFIELD WEC AGGREGATOR LP

By its general partner, Brookfield Capital Partners (Bermuda) Ltd.

By:	/s/ James Bodi
Name: James Bodi
Title: Authorized Signatory

[Signature Page to Equity Purchase Agreement]

WATT AGGREGATOR L.P., BY ITS GENERAL PARTNER BGTF BERMUDA GP LIMITED, solely with respect to the sections specified in the Preamble

By:	/s/ James Bodi
Name: James Bodi
Title: Director

[Signature Page to Equity Purchase Agreement]

CAMECO CORPORATION, solely with respect to the sections specified in the Preamble

By:	/s/ Grant E. Isaac
Name: Grant E. Isaac
Title: Senior Vice-President and Chief Financial Officer

By:	/s/ Sean A. Quinn
Name: Sean A. Quinn
Title: Senior Vice-President, Chief Legal Officer and Corporate Secretary

[Signature Page to Equity Purchase Agreement]

BROOKFIELD BUSINESS PARTNERS L.P., solely with respect to the sections specified in the Preamble

By its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

EXCEPTIONS TO OPERATING COVENANTS

[***]

EXHIBIT B-1

FORM OF CREDIT AGREEMENT AMENDMENT

[***]

EXHIBIT B-2

FORM LETTER OF CREDIT AGREEMENT AMENDMENT

[***]

EXHIBIT B-3

CHANGES TO CREDIT AGREEMENT AMENDMENT

[***]

EXHIBIT C

ALTERNATIVE STRUCTURE STEPS

[***]